EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.146/2009

August 27, 2009

SEC
Mail Processing
Section
AUG 27 2009
Washington, DC
120

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

[redacted]

09046851

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Aug 27, 09

8/31

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim financial statements

and

Audit and Review Reports of Certified Public Accountant

For the three-month and six-month periods ended

30 June 2009

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of **KASIKORNBANK PUBLIC COMPANY LIMITED**

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated and the Bank-only balance sheets as at 30 June 2009, and the related statements of income, changes in equity and cash flows for the six-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an audit opinion on these financial statements based on my audits. The consolidated and the Bank-only balance sheets as at 31 December 2008, and the statements of income, changes in equity and cash flows for the six-month period ended 30 June 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were audited by another auditor whose reports dated 25 February 2009 and 21 August 2008 respectively expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 30 June 2009 and the results of operations and cash flows for the six-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted accounting principles.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated and the Bank-only statements of income for the three-month period ended 30 June 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and the Bank-only statements of income for the three-month period ended 30 June 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were reviewed by another auditor whose report dated 21 August 2008 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
26 August 2009

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

		Baht			
		Consolidated		The Bank	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
ASSETS					
Cash		17,355,658,678	27,751,132,799	17,354,052,084	27,749,839,530
Interbank and money market items	6, 26				
Domestic items					
Interest bearing		56,106,873,701	186,731,919,434	56,741,571,889	187,163,373,182
Non-interest bearing		3,273,981,439	2,394,508,907	3,222,266,521	2,370,658,700
Foreign items					
Interest bearing		6,888,126,086	5,549,673,110	6,888,126,086	5,549,673,110
Non-interest bearing		502,995,239	1,624,097,788	502,995,239	1,624,097,788
Total Interbank and Money Market Items - net		66,771,976,465	196,300,199,239	67,354,959,735	196,707,802,780
Investments	7, 26				
Current investments - net		77,097,810,429	68,497,787,570	77,013,912,280	68,259,574,086
Long-term investments - net		86,514,152,583	34,233,331,066	86,363,055,700	34,084,314,271
Investments in subsidiaries and associated companies - net		144,560,984	213,919,871	9,475,876,919	9,474,176,919
Total Investments - net		163,756,523,996	102,945,038,507	172,852,844,899	111,818,065,276
Loans and accrued interest receivables	8, 9				
Loans		881,648,158,249	904,008,482,345	877,440,244,280	900,587,488,788
Accrued interest receivables		1,204,920,878	1,485,402,209	1,174,544,842	1,454,349,205
Total Loans and Accrued Interest Receivables		882,853,079,127	905,493,884,554	878,614,789,122	902,041,837,993
Less Allowance for doubtful accounts	10	(27,725,207,573)	(26,394,024,260)	(26,554,218,568)	(25,124,927,562)
Less Revaluation allowance for debt restructuring	11	(4,122,633,342)	(3,377,677,854)	(4,122,296,141)	(3,377,539,186)
Total Loans and Accrued Interest Receivables - net		851,005,238,212	875,722,182,440	847,938,274,413	873,539,371,245
Properties foreclosed - net	12	14,526,827,214	14,391,986,376	11,668,363,652	11,228,783,969
Customers' liability under acceptances		522,593,627	491,591,856	522,593,627	491,591,856
Premises and equipment - net	14	31,642,237,733	29,657,262,495	30,814,539,587	28,833,796,929
Leasehold - net	34	666,866,327	629,423,909	666,866,327	629,423,909
Intangible assets - net	15	10,122,995,422	8,594,267,296	8,828,520,984	7,282,806,133
Derivative revaluation		20,763,403,820	36,451,821,209	20,763,249,362	36,451,821,209
Other assets - net		10,008,356,777	10,619,584,000	8,584,179,228	8,818,920,137
Total Assets		1,187,142,678,271	1,303,554,490,126	1,187,348,443,898	1,303,552,222,973

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

		Baht			
		Consolidated		The Bank	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
LIABILITIES AND EQUITY					
Deposits	16				
Deposits in baht		887,231,980,067	952,855,541,282	887,881,846,377	953,693,804,451
Deposits in foreign currencies		21,793,420,338	15,094,230,401	21,793,420,338	15,094,230,401
Total Deposits		909,025,400,405	967,949,771,683	909,675,266,715	968,788,034,852
Interbank and money market items	17				
Domestic items					
Interest bearing		24,303,691,347	11,738,122,859	25,072,242,076	12,271,554,753
Non-interest bearing		4,590,075,672	3,218,958,724	4,609,266,919	3,237,940,863
Foreign items					
Interest bearing		2,025,323,882	1,008,239,035	2,025,323,882	1,008,239,035
Non-interest bearing		477,222,869	334,378,816	477,222,870	334,378,816
Total Interbank and Money Market Items		31,396,313,770	16,299,699,434	32,184,055,747	16,852,113,467
Liabilities payable on demand		10,703,514,632	10,882,926,540	10,703,513,402	10,882,805,054
Borrowings					
Short-term borrowings	18	36,416,669,508	97,635,654,976	36,136,315,414	97,453,984,460
Long-term borrowings	19, 31	43,731,140,003	40,523,226,790	43,731,140,003	40,523,226,790
Total Borrowings		80,147,809,511	138,158,881,766	79,867,455,417	137,977,211,250
Bank's liability under acceptances		522,593,627	491,591,856	522,593,627	491,591,856
Derivative revaluation		18,743,868,284	31,899,969,720	18,743,868,284	31,899,969,720
Provisions		4,270,821,413	4,232,519,331	4,242,579,110	4,207,233,191
Other liabilities		15,708,078,098	19,976,535,433	15,151,682,361	19,147,314,180
Total Liabilities		1,070,518,399,740	1,189,891,895,763	1,071,091,014,663	1,190,246,273,570

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

		Baht			
		Consolidated		The Bank	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Equity					
Share capital					
Authorized share capital	20				
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,601,930	23,932,601,930	23,932,601,930	23,932,601,930
Premium on ordinary shares		18,103,109,977	18,103,109,977	18,103,109,977	18,103,109,977
Appraisal surplus on asset revaluation	14	10,849,332,334	10,941,912,694	10,849,332,334	10,941,912,694
Revaluation surplus on investments	7	1,247,823,573	2,207,073,191	1,249,118,040	2,207,793,632
Retained earnings					
Appropriated					
Legal reserve		3,050,000,000	3,050,000,000	3,050,000,000	3,050,000,000
Unappropriated		59,441,358,094	55,427,843,126	59,073,266,954	55,070,531,170
Total equity attributable to equity holders of the Bank		116,624,225,908	113,662,540,918	116,257,429,235	113,305,949,403
Minority interests		52,623	53,445	-	-
Total Equity		116,624,278,531	113,662,594,363	116,257,429,235	113,305,949,403
Total Liabilities and Equity		1,187,142,678,271	1,303,554,490,126	1,187,348,443,898	1,303,552,222,973
Off-balance sheet items - contingencies	27				
Aval to bills and guarantees of loans		2,371,171,725	1,563,959,968	2,371,171,725	1,563,959,968
Liability under unmatured import bills		5,188,611,189	5,643,988,027	5,188,611,189	5,643,988,027
Letters of credit		18,027,735,384	17,165,132,860	18,027,735,384	17,165,132,860
Other contingencies		2,443,682,331,437	2,250,537,454,088	2,443,456,062,335	2,250,262,913,827

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(UNAUDITED)

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Interest and dividend income					
Loans		11,963,583,302	12,400,689,422	12,290,508,133	12,634,802,855
Interbank and money market items		192,408,955	435,534,921	192,495,829	435,705,286
Finance leases		572,813,544	442,737,574	-	-
Investments		1,092,592,868	1,139,923,713	1,358,949,174	1,221,429,643
Total interest and dividend Income		13,821,398,669	14,418,885,630	13,841,953,136	14,291,937,784
Interest expense					
Deposits		2,040,689,441	3,361,960,712	2,041,334,412	3,363,528,788
Interbank and money market items		116,117,916	66,228,995	116,852,918	67,010,320
Short-term borrowings		387,057,161	300,225,090	388,983,269	305,419,102
Long-term borrowings		527,783,596	251,374,110	529,785,995	251,374,110
Total interest expense		3,071,648,114	3,979,788,907	3,076,956,594	3,987,332,320
Net income from interest and dividends		10,749,750,555	10,439,096,723	10,764,996,542	10,304,605,464
Bad debt and doubtful accounts	24	1,603,117,997	361,335,099	1,576,308,416	283,914,318
Loss on debt restructuring	25	943,938,492	1,617,541,762	943,687,156	1,634,970,363
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		8,202,694,066	8,460,219,862	8,245,000,970	8,385,720,783
Non-interest income					
Gain(loss) on investments	7	287,400,564	(43,050,088)	285,681,738	(50,930,880)
Share of profit from investments on equity method	7	552,099	13,876,698	-	-
Fees and service income					
Acceptances, aval and guarantees		320,077,997	263,192,753	320,077,997	263,192,753
Others		4,335,089,722	3,875,778,347	3,744,252,809	3,360,217,772
Gain on exchanges		874,826,371	1,101,398,682	874,992,679	1,101,545,721
Other income		140,965,874	168,905,091	109,070,121	179,590,361
Total non-interest income		5,958,912,627	5,380,101,483	5,334,075,344	4,853,615,727
Non-interest expenses					
Personnel expenses		3,378,165,838	2,984,020,225	2,750,434,601	2,473,830,914
Premises and equipment expenses	14	2,053,994,602	1,678,995,185	2,176,733,366	1,835,287,698
Taxes and duties		531,225,400	526,133,763	518,691,080	514,191,030
Fees and service expenses		1,088,974,342	980,145,654	1,104,399,383	921,312,412
Directors' remuneration		40,878,744	42,374,565	40,878,744	40,874,565
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		873,183,675	791,196,417	873,183,675	791,196,417
Other expenses		1,366,938,019	1,221,222,128	1,488,049,920	1,339,612,400
Total non-interest expenses		9,333,360,620	8,224,087,937	8,952,370,769	7,916,305,436
Income before income tax		4,828,246,073	5,616,233,408	4,626,705,545	5,323,031,074
Income tax expense		1,123,706,275	1,346,163,288	1,000,972,904	1,260,941,702
Net income		3,704,539,798	4,270,070,120	3,625,732,641	4,062,089,372
Net income attributable to:					
Equity holders of the Bank		3,704,536,264	4,270,067,784	3,625,732,641	4,062,089,372
Minority interest		3,534	2,336	-	-
Net income		3,704,539,798	4,270,070,120	3,625,732,641	4,062,089,372
Basic earnings per share (Baht)	20	1.55	1.78	1.51	1.70
Weighted average number of ordinary shares (shares)	20	2,393,260,193	2,393,260,193	2,393,260,193	2,393,260,193

Pol.Gen. Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Interest and dividend income					
Loans		25,105,466,933	24,382,041,682	25,752,241,244	24,839,669,619
Interbank and money market items		865,272,232	991,965,337	865,183,926	991,154,328
Finance leases		1,181,469,236	848,640,199	-	-
Investments		2,179,517,386	2,114,520,585	2,776,964,491	2,265,205,642
Total interest and dividend Income		29,331,725,787	28,337,167,803	29,394,389,661	28,096,029,589
Interest expense					
Deposits		5,560,607,154	6,493,339,850	5,561,372,627	6,494,720,364
Interbank and money market items		175,973,397	125,642,879	177,559,656	126,961,389
Short-term borrowings		942,652,020	558,777,192	949,338,512	568,885,306
Long-term borrowings		1,147,177,697	500,676,276	1,148,197,660	500,676,276
Total interest expense		7,826,410,268	7,678,436,197	7,836,468,455	7,691,243,335
Net income from interest and dividends		21,505,315,519	20,658,731,606	21,557,921,206	20,404,786,254
Bad debt and doubtful accounts	24	2,979,272,737	1,851,210,955	2,917,025,556	1,795,397,382
Loss on debt restructuring	25	1,927,706,645	2,003,554,726	1,927,423,959	1,998,161,141
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		16,598,336,137	16,803,965,925	16,713,471,691	16,611,227,731
Non-interest income					
Gain on investments	7	463,005,210	735,411,772	459,814,510	703,708,719
Share of profit from investments on equity method	7	5,641,004	28,047,293	-	-
Fees and service income					
Acceptances, aval and guarantees		638,024,644	563,814,114	638,024,644	563,814,114
Others		8,245,387,459	7,464,545,016	7,189,370,160	6,491,383,843
Gain on exchanges		2,003,424,373	1,982,927,085	2,003,637,917	1,982,603,880
Other income		274,760,226	366,160,270	243,275,518	360,059,590
Total non-interest income		11,630,242,916	11,140,905,550	10,534,122,749	10,101,570,146
Non-interest expenses					
Personnel expenses		6,707,184,228	5,872,075,487	5,504,046,654	4,879,749,840
Premises and equipment expenses	14	3,928,430,862	3,292,034,065	4,197,719,071	3,501,195,598
Taxes and duties		1,079,300,311	1,067,646,080	1,053,231,951	1,044,149,179
Fees and service expenses		2,112,987,177	1,981,835,846	2,086,036,701	1,897,630,501
Directors' remuneration		55,279,705	56,533,343	55,279,705	53,533,343
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		1,746,367,351	1,582,392,833	1,746,367,351	1,582,392,833
Other expenses		2,303,633,752	2,048,197,236	2,533,118,478	2,268,532,952
Total non-interest expenses		17,933,183,386	15,900,714,890	17,175,799,911	15,227,184,246
Income before income tax		10,295,395,667	12,044,156,585	10,071,794,529	11,485,613,631
Income tax expense		2,791,098,273	3,336,147,954	2,563,121,364	3,185,673,661
Net income		7,504,297,394	8,708,008,631	7,508,673,165	8,299,939,970
Net income attributable to:					
Equity holders of the Bank		7,504,296,115	8,708,005,480	7,508,673,165	8,299,939,970
Minority interest		1,279	3,151	-	-
Net income		7,504,297,394	8,708,008,631	7,508,673,165	8,299,939,970
Basic earnings per share (Baht)	20	3.14	3.64	3.14	3.47
Weighted average number of ordinary shares (shares)	20	2,393,260,193	2,392,982,288	2,393,260,193	2,392,982,288

P.l. Gen. Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

	Note	Baht								
		Consolidated								
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank	Minority Interests	Total
						Appropriated Legal Reserve	Unappropriated			
Balance as of 1 January 2008		23,882,023,170	18,012,978,628	9,741,700,884	568,261,240	2,920,000,000	44,870,320,954	99,995,284,876	49,630	99,995,334,506
Appraisal surplus on asset revaluation	14	-	-	1,290,516,969	-	-	83,382,210	1,373,899,179	-	1,373,899,179
Others		-	-	-	-	-	(27,613,231)	(27,613,231)	-	(27,613,231)
Revaluation deficit on investments		-	-	-	(1,100,113,911)	-	-	(1,100,113,911)	-	(1,100,113,911)
Net income (expense) recognised directly in equity		-	-	1,290,516,969	(1,100,113,911)	-	55,768,979	246,172,037	-	246,172,037
Net income		-	-	-	-	-	8,708,005,480	8,708,005,480	3,151	8,708,008,631
Total recognised income and expense		-	-	1,290,516,969	(1,100,113,911)	-	8,763,774,459	8,954,177,517	3,151	8,954,180,668
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)	-	(3,589,890,290)
Ordinary shares		50,578,760	-	-	-	-	-	50,578,760	-	50,578,760
Premium on ordinary shares		-	90,131,349	-	-	-	-	90,131,349	-	90,131,349
Others		-	-	-	-	-	-	-	382	382
Ending balance as of 30 June 2008		23,932,601,930	18,103,109,977	11,032,217,853	(531,852,671)	2,920,000,000	50,044,205,123	105,500,282,212	53,163	105,500,335,375
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,073,191	3,050,000,000	55,427,843,126	113,662,540,918	53,445	113,662,594,363
Appraisal surplus on asset revaluation	14	-	-	(83,952,909)	-	-	83,952,909	-	-	-
Others		-	-	(8,627,451)	-	-	15,156,234	6,528,783	-	6,528,783
Revaluation deficit on investments		-	-	-	(959,249,618)	-	-	(959,249,618)	-	(959,249,618)
Net income (expense) recognised directly in equity		-	-	(92,580,360)	(959,249,618)	-	99,109,143	(952,720,835)	-	(952,720,835)
Net income		-	-	-	-	-	7,504,296,115	7,504,296,115	1,279	7,504,297,394
Total recognised income and expense		-	-	(92,580,360)	(959,249,618)	-	7,603,405,258	6,551,575,280	1,279	6,551,576,559
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)	-	(3,589,890,290)
Others		-	-	-	-	-	-	-	(2,101)	(2,101)
Ending balance as of 30 June 2009		23,932,601,930	18,103,109,977	10,849,332,334	1,247,823,573	3,050,000,000	59,441,358,094	116,624,225,908	52,623	116,624,278,531

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

	Note	Baht – The Bank: Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total equity attributable to equity holders of the Bank
Balance as of 1 January 2008		23,882,023,170	18,012,978,628	9,741,700,884	567,324,250	2,920,000,000	45,011,110,670	100,135,137,602
Appraisal surplus on asset revaluation	14	-	-	1,290,516,969	-	-	83,382,210	1,373,899,179
Revaluation deficit on investments		-	-	-	(1,101,440,853)	-	-	(1,101,440,853)
Net income (expense) recognised directly in equity		-	-	1,290,516,969	(1,101,440,853)	-	83,382,210	272,458,326
Net income		-	-	-	-	-	8,299,939,970	8,299,939,970
Total recognised income and expense		-	-	1,290,516,969	(1,101,440,853)	-	8,383,322,180	8,572,398,296
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)
Ordinary shares		50,578,760	-	-	-	-	-	50,578,760
Premium on ordinary shares		-	90,131,349	-	-	-	-	90,131,349
Ending balance as of 30 June 2008		23,932,601,930	18,103,109,977	11,032,217,853	(534,116,603)	2,920,000,000	49,804,542,560	105,258,355,717
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,793,632	3,050,000,000	55,070,531,170	113,305,949,403
Appraisal surplus on asset revaluation	14	-	-	(83,952,909)	-	-	83,952,909	-
Others		-	-	(8,627,451)	-	-	-	(8,627,451)
Revaluation deficit on investments		-	-	-	(958,675,592)	-	-	(958,675,592)
Net income (expense) recognised directly in equity		-	-	(92,580,360)	(958,675,592)	-	83,952,909	(967,303,043)
Net income		-	-	-	-	-	7,508,673,165	7,508,673,165
Total recognised income and expense		-	-	(92,580,360)	(958,675,592)	-	7,592,626,074	6,541,370,122
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)
Ending balance as of 30 June 2009		23,932,601,930	18,103,109,977	10,849,332,334	1,249,118,040	3,050,000,000	59,073,266,954	116,257,429,235

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax		10,295,395,667	12,044,156,585	10,071,794,529	11,485,613,631
Add (Less) Adjustments to reconcile net income to net cash from operating activities					
Depreciation and amortization		1,404,489,318	1,476,840,673	1,290,545,674	1,191,533,566
Bad debts and doubtful accounts		3,250,586,212	1,851,210,955	3,170,571,322	1,795,397,382
Loss on debt restructuring		1,927,706,645	2,003,554,726	1,927,423,959	1,998,161,141
Interest income from amortization of revaluation allowance for debt restructuring		(138,169,888)	(49,777,389)	(138,086,297)	(47,932,265)
Gain foreign exchange translation of long-term borrowings		(180,520,525)	(47,419,148)	(180,520,525)	(47,419,148)
Loss on revaluation of investments		76,070,563	36,025,703	76,070,563	36,025,703
Reversal of loss on impairment of investments in securities		(28,741,577)	(447,685,151)	(13,700,914)	(446,921,727)
Gain on disposal of securities for investment		(331,776,368)	(276,637,974)	(343,574,546)	(247,636,215)
Amortization of discount on debt instruments		(544,157,949)	(815,998,131)	(544,157,949)	(815,855,377)
Loss (reversal of loss) on impairment of investments in receivables		592,414	19,091,659	(306,586)	-
Loss on impairment of properties foreclosed		257,604,201	220,050,655	237,816,430	205,716,462
Loss (reversal of loss) on impairment of other assets		35,659,495	(42,911,910)	36,507,806	(42,446,257)
Loss on sales of loans		-	46,652,367	-	46,652,367
Gain on disposal of premises and equipment		(438,626)	(715,003)	(275,246)	(649,007)
Reversal of loss on impairment of premises and equipment		(12,996,399)	(102,522,057)	(12,996,399)	(102,522,057)
Share of profit from investments on equity method		(5,641,004)	(28,047,293)	-	-
Dividend income from associated companies		75,000,000	9,450,000	-	-
Effect from full consolidation	2, 7	-	426,701,786	-	-
Amortization of discount on promissory note receivables		(10,749,725)	(11,487,981)	(4,948,307)	(4,984,457)
Amortization of discount on debentures		1,757,266	1,622,920	1,757,266	1,622,920
Decrease in other accrued expenses		(856,911,432)	(1,392,491,463)	(748,672,188)	(1,026,782,890)
Increase in other reserves		23,281,268	79,397,634	23,281,268	79,397,634
		15,238,039,556	14,999,062,163	14,848,529,860	14,056,971,406
Net income from interest and dividends		(21,356,395,906)	(20,597,466,236)	(21,414,886,602)	(20,351,869,532)
Proceeds from interest and dividends		29,157,680,894	29,042,919,989	31,655,079,172	28,648,832,713
Interest paid		(9,665,562,609)	(8,120,786,238)	(9,674,504,180)	(8,127,911,391)
Income tax paid		(3,538,708,752)	(3,446,328,405)	(3,357,691,609)	(3,324,690,733)
Net income from operations before changes in operating assets and liabilities		9,835,053,183	11,877,401,273	12,056,526,641	10,901,332,463
(Increase) decrease in operating assets					
Interbank and money market items (assets)		129,528,549,524	18,025,739,845	129,295,899,972	18,178,218,138
Securities purchased under resale agreements		-	10,700,000,000	-	10,700,000,000
Investment for trading		5,653,252,960	547,407,168	5,653,252,960	547,407,168
Loans		16,817,839,768	(85,314,894,513)	18,253,960,858	(83,233,108,391)
Properties foreclosed		2,037,322,886	2,044,585,597	1,469,120,529	1,278,767,513
Other assets		16,776,219,862	(5,508,812,581)	13,967,848,456	(6,807,619,836)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

		Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Increase (decrease) in operating liabilities					
Deposits		(58,924,371,278)	53,307,591,977	(59,112,768,137)	53,738,777,493
Interbank and money market items (liabilities)		15,096,614,336	(791,997,382)	15,331,942,280	(561,073,767)
Liabilities payable on demand		(179,411,908)	(1,373,613,718)	(179,291,652)	(1,373,694,245)
Short-term borrowings		(61,218,985,468)	10,985,705,866	(61,317,669,046)	11,038,062,479
Other liabilities		(14,039,974,543)	13,193,572,468	(13,833,092,812)	12,963,510,582
Net cash provided by operating activities		61,382,109,322	27,692,686,000	61,585,730,049	27,370,579,597
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		105,312,087,345	43,764,671,890	105,046,635,538	43,709,028,431
Proceeds from redemption of held to maturity debt instruments		4,079,787,442	1,620,322,927	3,928,787,442	1,440,322,975
Proceeds from disposal of general investments		26,444,732	598,680,949	20,244,732	596,922,864
Proceeds from collection of investments in receivables		17,341,447	239,326,652	17,341,447	10,363,952
Purchase of available for sale investments		(175,899,712,512)	(64,643,463,258)	(175,789,712,512)	(64,487,891,533)
Purchase of held to maturity debt instruments		(210,981,660)	(201,198,000)	(210,981,660)	(201,198,000)
Purchase of general investments		(9,665,127)	(31,654,317)	(2,565,127)	(6,654,317)
Proceeds from disposal of premises and equipment		1,237,340	788,847	277,938	650,567
Purchase of premises and equipment		(2,781,700,340)	(2,544,594,445)	(2,684,708,066)	(1,997,149,004)
Purchase of intangible assets		(2,109,208,292)	(1,394,087,150)	(2,103,623,409)	(1,334,886,682)
Net cash used in investing activities		(71,574,369,625)	(22,591,205,905)	(71,778,303,677)	(22,270,490,747)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		3,386,676,472	798,849,129	3,386,676,472	798,849,129
Increase in share capital		-	50,578,760	-	50,578,760
Increase in premium on share capital		-	90,131,350	-	90,131,350
Dividend payments	23	(3,589,890,290)	(3,589,890,290)	(3,589,890,290)	(3,589,890,290)
Net cash used in financing activities		(203,213,818)	(2,650,331,051)	(203,213,818)	(2,650,331,051)
Net (decrease) increase in cash and cash equivalents		(10,395,474,121)	2,451,149,044	(10,395,787,446)	2,449,757,799
Cash and cash equivalents at the beginning of the period	5	27,751,132,799	18,050,910,229	27,749,839,530	18,050,394,496
Cash and cash equivalents at the end of the period	5	17,355,658,678	20,502,059,273	17,354,052,084	20,500,152,295

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

FOR THE YEAR ENDED 31 DECEMBER 2008

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (UNAUDITED)

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain majors cities overseas.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR 70/2551, dated 3 August 2008, titled "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services" and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 34 (revised 2007), regarding Interim Financial Statements (formerly TAS 41), and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank		
		Direct and Indirect	
	30 June 2009	31 December 2008	30 June 2008
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")*	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA")*	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd. ("K-SME")	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00	100.00
Progress Training Co.,Ltd.	100.00	-	-

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 2 and 7 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses, including factoring, finance leases, operating leases and hire purchase.

Kasikorn Leasing Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchase.

Progress Land and Buildings Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which is registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which is registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are to provide transportation service of cash and valuable assets to the Bank, including cash count service, packing and change of cash to Automatic Teller Machines.

Progress Plus Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing computer program, and training in the use of hardware and software.

Progress Storage Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loans.

Progress Service Support Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Service Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsourced employee services to the Bank and related parties.

Progress Appraisal Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise assets.

Progress Collection Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

Progress Training Company Limited is a company which is registered in the Kingdom of Thailand on 9 April 2009, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Ratburana, Bangkok. The company's main business are offering of training services to develop the skills of its employees of the Bank and its subsidiaries.

On 3 April 2009, the Annual General Meeting of Shareholders of the Bank approved to acquire an additional 19,191,635 ordinary shares of Muang Thai Fortis Holding Co., Ltd at a price of not more than Baht 7,244 million, in order to increase the percentage of share holding by the Bank from 10% to not less than 51% in Muang Thai Fortis Holding Co., Ltd. Such resolution also approved the entering of connected transaction to purchase additional ordinary shares of Muang Thai Fortis Holding Co., Ltd. and acquisition of the ordinary shares from existing shareholders, who are connected to the Bank. As of 30 June 2009, the Bank had not acquired such additional shares. As such the consolidated financial statements for the six-month period ended 30 June 2009 exclude such transactions.

The consolidated financial statements prior to the period ended 30 June 2008 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the six-month period ended 30 June 2009 and 2008 include all financial statements of the Bank's subsidiaries (See impact of full consolidation in Note 7).

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

3 USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgements, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Bank and subsidiaries' operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about the significant impact of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements are described in note 4 significant accounting policies and in the following notes:

Note	7	Investments
	9	Troubled debt restructuring
	10	Allowance for doubtful accounts
	11	Revaluation allowance for debt restructuring
	12	Properties foreclosed, net
	14	Premises and equipment, net
	15	Intangible assets, net
	18	Short-term borrowings
	19	Long-term borrowings
	24	Bad debt and doubtful accounts (reversal)
	25	Loss on debt restructuring
	27	Contingencies
	30	Commitments
	33	Financial instruments

4 SIGNIFICANT ACCOUNTING POLICIES

4.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus costs directly attributable to the acquisition.

4.2 Revised Thai Accounting Standards

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

In 2009, the Bank and its subsidiaries adopted the following revised Thai Accounting Standard (TAS) and Thai Financial Reporting Standard (TFRS) which are relevant to their operations:

TAS 36 (revised 2007)	*Impairment of Assets (formerly TAS 36)*
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)*

Accounting Guideline on Accounting Record for Leasehold Right

The adoption and initial application of these revised TAS and TFRS, including new accounting guideline does not have any material impact on the consolidated and the Bank only financial statements. See reclassification from the application of such accounting guideline in note 34.

Furthermore, the FAP has made the announcement No. 16/2009 to issue new TAS which are not yet effective in the preparation of these financial statements. These new and revised TAS are disclosed in note 36.

4.3 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

4.4 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as a gain or loss on transfer of financial assets in the statement of income.

An impairment review of investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net asset value as of the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

4.5 Loans

Except in the case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the nature of loans and the related factors such as payment ability, collateral, historical loss and

estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on a portfolio basis for portfolios with similar risk characteristics.

Based on BoT's regulations, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Allowance for doubtful accounts established during the period are recognized as bad debt and doubtful accounts expense in the statement of income. Bad debt recovery is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

4.7 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

4.8 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

4.9 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. The remainder is recognized as an expense for that period.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

4.10 Leasehold

Leasehold is presented at cost net accumulated amortization. The amortization is calculated using the straight-line method over the lease periods.

4.11 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arising from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

4.12 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

4.13 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

4.14 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

4.15 Derivatives

Trading Derivative: Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative: The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gains or losses resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenue or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument: includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives:
The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 (IAS 39) and the BoT notification number SOR NOR SOR 13/2551, dated 3 August 2008, titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives", which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit: Gains or losses from trading derivatives and hybrid instruments are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

4.16 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

4.17 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

4.18 Recognition of interest expense

Interest expense is recognized on an accrual basis.

4.19 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

4.20 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

4.21 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the year are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items for the six-month periods ended 30 June are as follows:

				(Million Baht)
	Consolidated		The Bank	
	2009	2008	2009	2008
Revaluation deficit on investments	(959)	(1,100)	(959)	(1,101)
The realized portion of the appraised surplus on asset revaluation	84	83	84	83
Foreclosed properties arising from auction and debt settlement	2,416	1,656	2,134	1,505

6 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,383	53,986	56,369	2,006	179,700	181,706
Commercial banks	268	1,500	1,768	1,460	5,235	6,695
Finance, securities and credit foncier companies	20	-	20	100	-	100
Other financial institutions	23	1,230	1,253	-	606	606
Total Domestic	2,694	56,716	59,410	3,566	185,541	189,107
Add Accrued interest receivable	-	21	21	1	69	70
Less Allowance for doubtful accounts	(35)	(15)	(50)	(1)	(50)	(51)
Total	2,659	56,722	59,381	3,566	185,560	189,126
2. Foreign						
US Dollars	3,828	2,723	6,551	4,745	803	5,548
Japanese Yen	23	-	23	123	-	123
Other currencies	819	-	819	1,347	153	1,500
Total Foreign	4,670	2,723	7,393	6,215	956	7,171
Add Accrued interest receivable	-	2	2	-	7	7
Less Allowance for doubtful accounts	(4)	-	(4)	(4)	-	(4)
Total	4,666	2,725	7,391	6,211	963	7,174
Total Domestic and Foreign	7,325	59,447	66,772	9,777	186,523	196,300

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,383	53,986	56,369	2,006	179,700	181,706
Commercial banks	839	1,500	2,339	1,868	5,200	7,068
Finance, securities and credit foncier companies	20	-	20	100	-	100
Other financial institutions	-	1,230	1,230	-	606	606
Total Domestic	3,242	56,716	59,958	3,974	185,506	189,480
Add Accrued interest receivable	-	21	21	1	69	70
Less Allowance for doubtful accounts	-	(15)	(15)	(1)	(15)	(16)
Total	3,242	56,722	59,964	3,974	185,560	189,534
2. Foreign						
US Dollar	3,828	2,723	6,551	4,745	803	5,548
Japanese Yen	23	-	23	123	-	123
Other currencies	819	-	819	1,347	153	1,500
Total Foreign	4,670	2,723	7,393	6,215	956	7,171
Add Accrued interest receivable	-	2	2	-	7	7
Less Allowance for doubtful accounts	(4)	-	(4)	(4)	-	(4)
Total	4,666	2,725	7,391	6,211	963	7,174
Total Domestic and Foreign	7,908	59,447	67,355	10,185	186,523	196,708

7 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated 30 June 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,705	5	(3)	1,707
1.1.2 Private enterprise debt instruments	418	-	-	418
1.1.3 Marketable equity securities - domestic	274	14	-	288
Total	2,397	19	(3)	2,413
Add Allowance for revaluation	16			-
Total	2,413			2,413
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	69,220	670	(24)	69,866
1.2.2 Private enterprise debt instruments	326	5	(46)	285
1.2.3 Foreign debt instruments	3,403	-	-	3,403
1.2.4 Marketable equity securities - domestic	377	356	(192)	541
1.2.5 Others	83	1	-	84
Total	73,409	1,032	(262)	74,179
Add Allowance for revaluation	962			-
Less Allowance for impairment	(192)			-
Total	74,179			74,179
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	400	2	-	402
1.3.2 Foreign debt instruments	106	-	-	106
Total	506	2	-	508
1.4 General investments				
1.4.1 Non-marketable equity securites - domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	77,098			77,100

(Million Baht)

	Consolidated			
	30 June 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	70,075	470	(312)	70,233
2.1.2 Private enterprise debt instruments	1,054	22	-	1,076
2.1.3 Foreign debt instruments	8,662	54	(51)	8,665
2.1.4 Marketable equity securities - domestic	88	86	(1)	173
Total	79,879	632	(364)	80,147
Add Allowance for revaluation	268			-
Total	80,147			80,147
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,284	91	-	4,375
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	4,868	91	(584)	4,375
Less Allowance for impairment	(584)			-
Total	4,284			4,375
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,743	-	(106)	1,637
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	721	-	(318)	403
Total	2,771	-	(688)	2,083
Less Allowance for impairment	(688)			-
Total	2,083			2,083
Total Long-term Investments - net	86,514			86,605

(Million Baht)

	Consolidated 31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,116	53	(12)	6,157
1.1.2 Private enterprise debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	42	-	368
Total	8,084	103	(12)	8,175
Add Allowance for revaluation	91			-
Total	8,175			8,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	52,668	1,408	-	54,076
1.2.2 Private enterprise debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	233	(222)	388
1.2.5 Others	237	1	-	238
Total	54,726	1,642	(268)	56,100
Add Allowance for revaluation	1,566			-
Less Allowance for impairment	(192)			-
Total	56,100			56,100
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprise debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
1.4 General investments				
1.4.1 Non-marketable equity securites - domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	68,498			68,509

(Million Baht)

	Consolidated			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	24,222	608	-	24,830
2.1.2 Private enterprise debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	88	46	(2)	132
Total	27,041	676	(35)	27,682
Add Allowance for revaluation	641			-
Total	27,682			27,682
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	149	-	4,584
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	149	(584)	4,584
Less Allowance for impairment	(584)			-
Total	4,435			4,584
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,786	-	(134)	1,652
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	740	-	(318)	422
Total	2,832	-	(716)	2,116
Less Allowance for impairment	(716)			-
Total	2,116			2,116
Total Long-term Investments - net	34,233			34,382

(Million Baht)

	The Bank			
	30 June 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	1,705	5	(3)	1,707
1.1.2 Private enterprises debt instruments	418	-	-	418
1.1.3 Marketable equity securities - domestic	274	14	-	288
Total	2,397	19	(3)	2,413
Add Allowance for revaluation	16			-
Total	2,413			2,413
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	69,220	670	(24)	69,866
1.2.2 Private enterprises debt instruments	326	5	(46)	285
1.2.3 Foreign debt instruments	3,403	-	-	3,403
1.2.4 Marketable equity securities - domestic	377	356	(192)	541
Total	73,326	1,031	(262)	74,095
Add Allowance for revaluation	961			-
Less Allowance for impairment	(192)			-
Total	74,095			74,095
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	400	2	-	402
1.3.2 Foreign debt instruments	106	-	-	106
Total	506	2	-	508
1.4 General investments				
1.4.1 Non-marketable equity securities - domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	77,014			77,016

(Million Baht)

	The Bank			
	30 June 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	70,075	470	(312)	70,233
2.1.2 Private enterprises debt instruments	1,054	22	-	1,076
2.1.3 Foreign debt instruments	8,662	54	(51)	8,665
2.1.4 Marketable equity securities - domestic	85	86	-	171
Total	79,876	632	(363)	80,145
Add Allowance for revaluation	269			-
Total	80,145			80,145
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,284	91	-	4,375
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	4,868	91	(584)	4,375
Less Allowance for impairment	(584)			-
Total	4,284			4,375
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,607	-	(90)	1,517
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	679	-	(304)	375
Total	2,592	-	(658)	1,934
Less Allowance for impairment	(658)			-
Total	1,934			1,934
Total Long-term Investments - net	86,363			86,454

(Million Baht)

	The Bank			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,116	53	(12)	6,157
1.1.2 Private enterprises debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	43	-	369
Total	8,084	104	(12)	8,176
Add Allowance for revaluation	92			-
Total	8,176			8,176
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	52,668	1,408	-	54,076
1.2.2 Private enterprises debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	232	(222)	387
Total	54,489	1,640	(268)	55,861
Add Allowance for revaluation	1,564			-
Less Allowance for impairment	(192)			-
Total	55,861			55,861
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprises debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
1.4 General investments				
1.4.1 Non-marketable equity securities - domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	68,260			68,271

(Million Baht)

	The Bank			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,221	608	-	24,829
2.1.2 Private enterprises debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	85	46	-	131
Total	27,037	676	(33)	27,680
Add Allowance for revaluation	643			-
Total	27,680			27,680
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	150	-	4,585
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	150	(584)	4,585
Less Allowance for impairment	(584)			-
Total	4,435			4,585
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,639	-	(103)	1,536
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	695	-	(304)	391
Total	2,640	-	(671)	1,969
Less Allowance for impairment	(671)			-
Total	1,969			1,969
Total Long-term Investments - net	34,084			34,234

As of 30 June 2009 and 31 December 2008, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 3,284 million and Baht 3,435 million, respectively.

Gain (loss) on investments presented in the statements of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-month Periods Ended 30 June	
	2009	2008	2009	2008
Gain on disposal of investments				
Held for trading investments	111	40	111	20
Available-for-sale investments	260	20	260	19
General investments	-	9	-	8
Investments in receivables	-	-	-	-
Total	371	69	371	47
Loss on disposal of investments				
Held for trading investments	(50)	(81)	(50)	(81)
Available-for-sale investments	(4)	(471)	(4)	(471)
General investments	(25)	-	(11)	-
Investments in receivables	-	(11)	-	-
Total	(79)	(563)	(65)	(552)
Loss from revaluation of investments	(34)	(9)	(34)	(9)
Reversal of loss on impairment				
Investments in securities	28	460	13	463
Investments in receivables	1	-	1	-
Total	29	460	14	463
Total gain (loss) on investments	287	(43)	286	(51)

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended 30 June		For the Six-month Periods Ended 30 June	
	2009	2008	2009	2008
Gain on disposal of investments				
Held for trading investments	289	203	289	183
Available-for-sale investments	362	168	361	167
General investments	-	581	-	580
Investments in receivables	-	27	-	-
Total	651	979	650	930
Loss on disposal of investments				
Held for trading investments	(112)	(138)	(112)	(138)
Available-for-sale investments	(4)	(499)	(4)	(499)
General investments	(24)	-	(11)	-
Total	(140)	(637)	(127)	(637)
Loss from revaluation of investments	(76)	(36)	(76)	(36)
Reversal of loss (loss) on impairment				
Investments in securities	28	448	13	447
Investments in receivables	-	(19)	-	-
Total	28	429	13	447
Total gain on investments	463	735	460	704

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Revaluation surplus on investments				
Debt instruments	852	2,005	852	2,005
Equity securities	396	202	397	203
Total	1,248	2,207	1,249	2,208

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated and The Bank							
	30 June 2009				31 December 2008			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	63,804	70,875	4,616	139,295	46,233	25,222	5,435	76,890
1.2 Private enterprise debt Instruments	326	1,054	-	1,380	46	1,193	-	1,239
1.3 Foreign debt instruments	3,403	4,410	4,252	12,065	1,398	1,538	-	2,936
Total	67,533	76,339	8,868	152,740	47,677	27,953	5,435	81,065
Add Allowance for revaluation	217	287	330	834	404	734	867	2,005
Less Allowance for impairment	(46)	-	-	(46)	(46)	-	-	(46)
Total	67,704	76,626	9,198	153,528	48,035	28,687	6,302	83,024
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	400	4,245	39	4,684	2,400	3,377	1,058	6,835
2.2 Private enterprise debt instruments	-	-	584	584	841	-	584	1,425
2.3 Foreign debt instruments	106	-	-	106	982	-	-	982
Total	506	4,245	623	5,374	4,223	3,377	1,642	9,242
Less Allowance for impairment	-	-	(584)	(584)	-	-	(584)	(584)
Total	506	4,245	39	4,790	4,223	3,377	1,058	8,658
Total Debt Instruments	68,210	80,871	9,237	158,318	52,258	32,064	7,360	91,682

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	30 June 2009					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	651	-	(651)	651	-	(651)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	712	394	(318)	669	366	(303)
Total	1,992	394	(1,598)	1,949	366	(1,583)

(Million Baht)

	31 December 2008					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	131	-	(131)	131	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	646	-	(646)	646	-	(646)
- Debt Instrument	498	-	(498)	498	-	(498)
4. Investment in receivables with uncertainty in settlement or in default	722	419	(303)	677	374	(303)
Total	1,997	419	(1,578)	1,952	374	(1,578)

For the six-month periods ended 30 June 2009 and 2008, changes in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Note	Consolidated		The Bank	
		2009	2008	2009	2008
Net book value at 1 January		214	589	9,474	9,357
Share of profit from investments on equity method		6	28	-	-
Establishment of a new company	2	-	-	2	5
Effect from full consolidation	2	-	(427)	-	-
Dividend income		(75)	(9)	-	-
Reversal of loss on impairment		-	2	-	-
Others		-	9	-	-
Net book value at 30 June		145	192	9,476	9,362

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

		Consolidated					
		% Shareholding					
	Type of Business	Direct and indirect		Cost method		Equity method	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Associated companies							
Goco Co., Ltd *	Information and communication	32.35%	32.35%	6	6	6	6
Processing Center Co., Ltd.	System Development Service	30.00%	30.00%	15	15	105	174
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2
Lawson-Marsh Events Co., Ltd.*	Venture Capital	35.71%	35.71%	5	5	5	5
Sukhothai Land Co., Ltd.*	Venture Capital	20.00%	20.00%	10	10	10	10
Humanica Co., Ltd.*	Software design and development	21.60%	21.60%	13	13	13	13
2Spot Communications Co., Ltd.*	Information and communication	20.17%	20.17%	5	5	5	5
M. Grand Hotel Co., Ltd.	System Development Hotel	20.00%	20.00%	355	355	6	6
Total				411	411	152	221
Less Allowance for impairment				(356)	(356)	(7)	(7)
Investments in Associated Companies - Net				55	55	145	214

*The Bank holds shares indirectly through K - SME Venture Capital Co., Ltd.

(Million Baht)

		The Bank					
		% Shareholding					
	Type of	Direct and indirect		Cost method		Dividend income	
	Business	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	30 June 2008
Subsidiaries companies							
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	5,998	5,998	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	6	6	-	-
Kasikorn Asset Management Co., Ltd.	Management	100.00%	100.00%	2,003	2,003	350	120
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	1,312	1,312	-	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	237	237	-	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	900	900	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	639	639	-	-
KHAO KLA Venture Capital Management Co., Ltd.*	Venture Capital Management	100.00%	100.00%	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	100.00%	100.00%	200	200	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	80	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	4	1
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	5	5
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	6	1
Progress Software Co., Ltd.	Service	100.00%	100.00%	19	19	20	2
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	7	4
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	7	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	12	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	18	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	15	-
Progress Collection Co., Ltd.	Service	100.00%	100.00%	5	5	-	-
Progress Training Co., Ltd.	Service	100.00%	-	2	-	-	-
Associated companies							
Processing Center Co., Ltd.	Service	30.00%	30.00%	15	15	75	9
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	-	-
Total				11,744	11,742	599	152
Less Allowance for impairment				(2,268)	(2,268)	-	-
Investments in Subsidiaries and Associated Companies – Net				9,476	9,474	599	152

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 30 June 2009 and 31 December 2008, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Manufacturing and commerce	20	20	20	20
Property development and construction	537	550	537	550
Infrastructure and services	377	276	271	271
Others	330	330	330	330
Total	1,264	1,176	1,158	1,171

The financial position and results of operations of the Bank's subsidiaries are set out below :

(Million Baht)

	Balance Sheets					
	30 June 2009 (Unaudited)*			31 December 2008		
	Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Phethai Asset Management Co., Ltd.*	4,484	81	4,403	4,937	570	4,367
Kasikorn Research Center Co., Ltd.	37	11	26	47	15	32
Kasikorn Asset Management Co., Ltd.*	1,042	228	814	1,151	264	887
Kasikorn Securities Public Co., Ltd.*	1,650	923	727	1,641	931	710
Kasikorn Factoring Co., Ltd.	4,452	3,892	560	4,582	4,085	497
Kasikorn Leasing Co., Ltd.	38,933	38,053	880	34,801	34,006	795
Progress Land and Buildings Co., Ltd.	483	3	480	486	2	484
KHAO KLA Venture Capital Management Co., Ltd.* **	2	-	2	5	-	5
K-SME Venture Capital Co., Ltd.	195	-	195	197	-	197
Progress Gunpai Co., Ltd.	348	209	139	344	166	178
Progress Plus Co., Ltd.	78	47	31	121	86	35
Progress Facilities Management Co., Ltd.	33	18	15	34	20	14
Progress Management Co., Ltd.	36	8	28	38	7	31
Progress Software Co., Ltd.	268	91	177	280	123	157
Progress Storage Co., Ltd.	30	4	26	31	6	25
Progress Services Support Co., Ltd.	37	13	24	51	27	24
Progress Services Co., Ltd.	30	11	19	35	13	22
Progress HR Co., Ltd.	58	49	9	63	44	19
Progress Appraisal Co., Ltd.	72	16	56	101	35	66
Progress Collection Co., Ltd.	9	2	7	13	7	6
Progress Training Co.,Ltd.	8	6	2	-	-	-
	52,285	43,665	8,620	48,958	40,407	8,551

* Except for Phethai Asset Management Co., Ltd., Kasikorn Asset Management Co., Ltd., Kasikorn Securities Public Co.,Ltd. and KHAO KLA Venture Capital Management Co., Ltd. which were audited.

** The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

	For the Three-Month Periods Ended 30 June							
	2009 (Unaudited)				2008 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.	49	31	18	0.02	33	7	26	0.03
Kasikorn Research Center Co., Ltd.	17	21	(4)	(38.93)	18	16	2	22.12
Kasikorn Asset Management Co., Ltd.	454	313	141	5.20	383	261	122	4.49
Kasikorn Securities Public Co., Ltd.	154	103	51	0.84	122	88	34	0.57
Kasikorn Factoring Co., Ltd.	89	59	30	18.77	100	108	(8)	(4.96)
Kasikorn Leasing Co., Ltd.	643	589	54	0.60	497	480	17	0.18
Progress Land and Buildings Co., Ltd.	1	5	(4)	(0.46)	3	1	2	0.22
KHAO KLA Venture Capital Management Co., Ltd. *	1	2	(1)	(0.87)	1	3	(2)	(4.26)
K-SME Venture Capital Co., Ltd.	-	1	(1)	0.06	-	1	(1)	(0.05)
Progress Gunpai Co., Ltd.	151	129	22	110.01	107	101	6	30.85
Progress Plus Co., Ltd.	75	76	(1)	(5.71)	94	91	3	12.03
Progress Facilities Management Co., Ltd.	27	24	3	54.31	20	19	1	22.13
Progress Management Co., Ltd.	20	19	1	20.87	18	17	1	6.97
Progress Software Co., Ltd.	153	132	21	209.48	158	116	42	415.56
Progress Storage Co., Ltd.	16	13	3	109.89	10	8	2	71.61
Progress Services Support Co., Ltd.	32	29	3	61.00	66	54	12	307.65
Progress Services Co., Ltd.	60	56	4	210.08	48	46	2	125.27
Progress HR Co., Ltd.	139	135	4	391.55	112	111	1	133.80
Progress Appraisal Co., Ltd.	62	59	3	671.63	62	55	7	1,579.50
Progress Collection Co.,Ltd.	20	19	1	22.84	-	-	-	-
Progress Training Co.,Ltd.	17	16	1	45.00	-	-	-	-
	2,180	1,831	349		1,852	1,583	269	

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income For the Six-Month Periods Ended 30 June							
	2009 (Unaudited)*				2008 (Unaudited)*			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.*	77	42	35	0.04	99	42	57	0.07
Kasikorn Research Center Co., Ltd.	34	40	(6)	(64.23)	35	34	1	6.79
Kasikorn Asset Management Co., Ltd.*	861	584	277	10.21	765	514	251	9.25
Kasikorn Securities Public Co., Ltd.*	212	194	18	0.30	213	167	46	0.77
Kasikorn Factoring Co., Ltd.	183	120	63	39.52	195	178	17	10.95
Kasikorn Leasing Co., Ltd.	1,323	1,238	85	0.95	941	898	43	0.47
Progress Land and Buildings Co., Ltd.	2	6	(4)	(0.51)	4	3	1	0.17
KHAO KLA Venture Capital Management Co., Ltd.* **	2	4	(2)	(1.73)	1	4	(3)	(5.22)
K-SME Venture Capital Co., Ltd.	-	2	(2)	(0.11)	-	1	(1)	(0.05)
Progress Gunpai Co., Ltd.	282	240	42	207.53	206	188	18	91.43
Progress Plus Co., Ltd.	161	161	-	1.02	178	173	5	22.02
Progress Facilities Management Co., Ltd.	53	48	5	90.00	40	37	3	51.59
Progress Management Co., Ltd.	38	36	2	42.48	35	33	2	11.42
Progress Software Co., Ltd.	286	248	38	371.63	213	181	32	316.98
Progress Storage Co., Ltd.	33	25	8	268.95	20	15	5	161.23
Progress Services Support Co., Ltd.	67	60	7	174.69	67	56	11	274.32
Progress Services Co., Ltd.	118	109	9	430.70	93	87	6	299.41
Progress HR Co., Ltd.	268	260	8	817.40	219	214	5	408.96
Progress Appraisal Co., Ltd.	117	113	4	794.80	116	103	13	2,632.50
Progress Collection Co.,Ltd.	34	33	1	25.33	-	-	-	-
Progress Training Co.,Ltd.	17	16	1	45.00	-	-	-	-
	4,168	3,579	589		3,440	2,928	512	

* Except for Phethai Asset Management Co., Ltd., Kasikorn Asset Management Co., Ltd., Kasikorn Securities Public Co.,Ltd. and KHAO KLA Venture Capital Management Co., Ltd. which were audited.

** The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended 30 June 2009 and 2008

(Audited)

	Million Baht	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	35	57
Adjustments to reconcile net profit from operating activities		
Depreciation and amortization	-	1
Reversal of bad debt and doubtful accounts	-	(23)
Loss on debt restructuring	-	5
Interest income from amortization of revaluation allowance for debt restructuring	-	(2)
Gain on investment in securities	(1)	-
Loss on impairment of investments in receivables	-	1
Loss on impairment of properties foreclosed	24	15
Income from accounts transferred	(3)	(17)
Amortization of discount on promissory note receivables	(6)	(7)
Decrease in accrued expenses	(1)	(17)
	48	13
Net income from interest and dividends	(22)	(10)
Interest and dividends received	24	34
Interest paid	(5)	(32)
Income tax (paid) received	(3)	3
Net profit from operations before changes in operating assets and liabilities	42	8

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Six-Month Ended 30 June 2009 and 2008

(Audited)

	Million Baht	
	2009	2008
Decrease in operating assets		
Investments in receivables	8	175
Loans and receivables	113	259
Properties foreclosed	237	674
Other assets	85	1,513
Increase (decrease) in operating liabilities		
Other liabilities	44	(5)
Net Cash Provided by Operating Activities	529	2,624
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	6	2
Net Cash Provided by Investing Activities	6	2
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from The Bank	(530)	(2,565)
Net Cash Used in Financing Activities	(530)	(2,565)
Net increase in cash and cash equivalents	5	61
Cash and cash equivalents at the beginning of the period	24	32
Cash and cash equivalents at the end of the period	29	93

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Overdrafts	159,982	158,187	159,210	157,389
Loans	374,786	368,050	411,018	398,038
Bills	272,889	309,199	276,161	314,556
Others	73,991	68,572	31,051	30,604
Total	881,648	904,008	877,440	900,587
Add Accrued interest receivable	1,205	1,486	1,175	1,455
Total	882,853	905,494	878,615	902,042
Less Allowance for doubtful accounts	(27,725)	(26,394)	(26,554)	(25,125)
Less Revaluation allowance for debt restructuring	(4,123)	(3,378)	(4,123)	(3,378)
Total	851,005	875,722	847,938	873,539

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Within 1 year	510,096	539,911	508,643	539,289
Over 1 year	372,757	365,583	369,972	362,753
Total	882,853	905,494	878,615	902,042

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	856,544	12	856,556	871,504	-	871,504
US Dollars	23,672	359	24,031	30,477	288	30,765
Other currencies	2,232	34	2,266	3,175	50	3,225
Total	882,448	405	882,853	905,156	338	905,494

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	852,306	12	852,318	868,052	-	868,052
US Dollars	23,672	359	24,031	30,477	288	30,765
Other currencies	2,232	34	2,266	3,175	50	3,225
Total	878,210	405	878,615	901,704	338	902,042

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 30 June 2009					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	23,300	1,133	331	225	401	25,390
Manufacturing and commerce	458,557	12,790	5,236	3,400	10,891	490,874
Property development and Construction	56,668	1,165	480	1,203	2,065	61,581
Infrastructure and services	83,071	1,818	319	640	4,718	90,566
Housing loans	115,861	1,812	760	709	1,566	120,708
Others	88,394	1,765	679	582	1,032	92,452
Total	825,851	20,483	7,805	6,759	20,673	881,571
Credit balance transaction						1,282
Total						882,853

(Million Baht)

	Consolidated 31 December 2008					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	22,262	2,118	262	57	552	25,251
Manufacturing and commerce	477,338	24,797	4,113	3,207	12,307	521,762
Property development and Construction	54,086	3,261	274	1,394	1,930	60,945
Infrastructure and services	74,731	4,019	194	500	4,834	84,278
Housing loans	109,534	4,221	438	291	1,621	116,105
Others	91,269	2,815	610	341	933	95,968
Total	829,220	41,231	5,891	5,790	22,177	904,309
Credit balance transaction						1,185
Total						905,494

(Million Baht)

The Bank

30 June 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	20,284	799	252	149	389	21,873
Manufacturing and commerce	442,561	11,979	5,115	3,299	10,159	473,113
Property development and Construction	55,080	1,049	450	1,188	1,518	59,285
Infrastructure and services	78,435	1,560	258	617	4,210	85,080
Housing loans	115,831	1,799	760	709	1,370	120,469
Others	115,916	988	539	501	851	118,795
Total	828,107	18,174	7,374	6,463	18,497	878,615

(Million Baht)

The Bank

31 December 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	19,738	1,782	183	20	537	22,260
Manufacturing and commerce	463,851	23,997	3,973	3,093	11,432	506,346
Property development and Construction	52,791	3,122	249	1,378	1,354	58,894
Infrastructure and services	72,133	3,838	163	488	4,290	80,912
Housing loans	109,502	4,203	438	291	1,396	115,830
Others	114,435	1,879	458	252	776	117,800
Total	832,450	38,821	5,464	5,522	19,785	902,042

5. Loans and accrued interest receivables classified by account status

(Million Baht)

Consolidated
30 June 2009

	Loans and Accrued Interest Receivable	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	825,851	265,779	1	2,657
Special Mention	20,483	3,758	2	75
Sub-Standard	7,805	2,337	100	2,329*
Doubtful	6,759	2,702	100	2,702
Doubtful of Loss	20,673	11,304	100	11,304
Allowance established in				
Excess of BoT regulations	-	-		8,658
Credit balance transaction	1,282	-		-
Total	882,853	285,880		27,725

* Included allowance for doubtful accounts of Kasikorn Factoring Co., Ltd which is calculated from account receivables with credit insurance from other insurance company in accordance with BOT requirements

(Million Baht)

Consolidated
31 December 2008

	Loans and Accrued Interest Receivable	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	829,220	303,112	1	3,031
Special Mention	41,231	10,974	2	219
Sub-Standard	5,891	2,350	100	2,350
Doubtful	5,790	2,437	100	2,437
Doubtful of Loss	22,177	11,954	100	11,954
Allowance established in				
Excess of BoT regulations	-	-		6,403
Credit balance transaction	1,185	-		-
Total	905,494	330,827		26,394

(Million Baht)

	The Bank			
	30 June 2009			
	Loans and Accrued Interest Receivable	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	828,107	303,358	1	3,033
Special Mention	18,174	3,545	2	71
Sub-Standard	7,374	2,318	100	2,318
Doubtful	6,463	2,675	100	2,675
Doubtful of Loss	18,497	10,485	100	10,485
Allowance established in Excess of BoT regulations	-	-		7,972
Total	878,615	322,381		26,554

(Million Baht)

	The Bank			
	31 December 2008			
	Loans and Accrued Interest Receivable	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	832,450	337,059	1	3,371
Special Mention	38,821	10,782	2	216
Sub-Standard	5,464	2,332	100	2,332
Doubtful	5,523	2,384	100	2,384
Doubtful of Loss	19,784	11,089	100	11,089
Allowance established in Excess of BoT regulations	-	-		5,733
Total	902,042	363,646		25,125

Unearned interest is as follows:

(Million Baht)

	30 June 2009		31 December 2008	
	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries	The Bank
Unearned interest	4,874	252	4,439	322

Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net, to total loans after deduction of allowances for doubtful accounts.

Non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 June 2009		31 December 2008	
	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries	The Bank
Non-performing loans, gross				
Non-performing loans	35,057	32,183	33,686	30,630
Total loans used for NPL gross ratio calculation [(1)]	937,483[(3)]	934,557	1,090,345[(3)]	1,088,109
Ratio of total loans	3.74	3.44	3.09	2.81
Non-performing loans, net				
Non-performing loans	17,535	15,518	15,712	13,591
Total loans used for NPL net ratio calculation [(2)]	919,962[(3)]	917,892	1,072,371[(3)]	1,071,070
Ratio of total loans	1.91	1.69	1.47	1.27

[(1)] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[(2)] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items, net of allowance for doubtful accounts.

[(3)] Excluding loans to and from subsidiaries, as of 30 June 2009 and 31 December 2008 amounting to Baht 41,895 million and Baht 38,366 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

(Million Baht)

	30 June 2009				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	63,072	1,827	278	949	66,126
Total loans used for ratio Calculation[1]	934,557	1,827	4,526	38,468	937,483[2]
Percentage of total loans	6.75	100.00	6.14	2.47	7.05

(Million Baht)

	31 December 2008				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	58,059	2,065	292	843	61,259
Total loans used for ratio Calculation[1]	1,088,109	2,065	4,663	33,874	1,090,345[2]
Percentage of total loans	5.34	100.00	6.26	2.49	5.62

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to and from subsidiaries, as of 30 June 2009 and 31 December 2008 amounting to Baht 41,895 million and Baht 38,366 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated and The Bank					
	30 June 2009			31 December 2008		
	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	411	32	368	348	65	219

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 June 2009			
	Type of loans	Maturity	Interest rate	Amount
Kasikorn Factoring Co., Ltd.	Bills	2-6 Months	Money Market Rate + Spread 1% at least	1,865
	Bills	At Call	Money Market Rate + Spread 1% at least	550
	Loans	1-4 Years	Fixed Rate	1,408
Kasikorn Leasing Co., Ltd.	Bills	59-88 Days	Money Market Rate	900
	Loans	1-6 Years	Fixed Rate	36,796

(Million Baht)

	31 December 2008			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	530
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,435
	Bills	At Call	Money Market Rate + Spread 1% at least	1,000
	Loans	1-4 Years	Fixed Rate	1,550
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	900
	Loans	1-6 Years	Fixed Rate	32,809

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 June 2009 and 31 December 2008, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the six-month period ended 30 June 2009, the Bank did not transfer any sub-standard quality assets to TAMC.The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 June 2009 was Baht 14,557 million and the estimated total transfer price up to 30 June 2009 was Baht 10,072 million, which the Bank received promissory notes from TAMC.

The Bank was informed that loss sharing at the end of the fifth year amounting to Baht 29 million was allocated to the Bank from TAMC. Such allocation is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year.

9 TROUBLED DEBT RESTRUCTURING

During the six-month periods ended 30 June, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2009		2008		2009		2008	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	516	13,064	593	7,328	509	13,025	581	7,305
Debt restructuring contracts that incurred no losses	19,155	26,580	15,853	14,475	19,129	26,547	15,823	14,391
Total	19,671	39,644	16,446	21,803	19,638	39,572	16,404	21,696

Losses on debt restructuring for the six-month periods ended 30 June 2009 and 2008 were as follows:

(Million Baht)

		Consolidated 30 June 2009				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	57	367	-	Cash, land, premises and investments	209	158
Changes of repayment conditions	431	7,977	7,977	-	-	1,340
Debt restructuring in various forms	28	4,720	4,058	Cash, land, premises and investments	662	256
Total	516	13,064	12,035		871	1,754

(Million Baht)

		Consolidated 30 June 2008				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	61	345	-	Cash, land, premises and investments	246	99
Changes of repayment conditions	505	5,801	5,801	-	-	1,784
Debt restructuring in various forms	27	1,182	736	Cash, land, premises and investments	446	358
Total	593	7,328	6,537		692	2,241

(Million Baht)

The Bank

30 June 2009

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	57	367	-	Cash, land, premises and investments	209	158
Changes of repayment conditions	424	7,938	7,938	-	-	1,340
Debt restructuring in various forms	28	4,720	4,058	Cash, land, premises and investments	662	256
Total	509	13,025	11,996		871	1,754

(Million Baht)

The Bank

30 June 2008

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	53	329	-	Cash, land, premises and investments	235	95
Changes of repayment conditions	501	5,794	5,794	-	-	1,783
Debt restructuring in various forms	27	1,182	736	Cash, land, premises and investments	446	358
Total	581	7,305	6,530		681	2,236

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted at the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the six-month periods ended 30 June are as follows:

(Million Baht)

	Consolidated							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	334	5,766	5,250	5,224	468	4,042	3,602	3,412
5 to 10 years	75	5,871	5,730	5,709	27	638	632	629
Over 10 years	50	1,060	1,055	1,053	37	2,303	2,303	2,300
Total	459	12,697	12,035	11,986	532	6,983	6,537	6,341

(Million Baht)

	The Bank							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of period	Cases	Before Restructuring	After Restructuring	End of period
Less than 5 years	327	5,727	5,211	5,190	464	4,035	3,595	3,406
5 to 10 years	75	5,871	5,730	5,709	27	638	632	629
Over 10 years	50	1,060	1,055	1,053	37	2,303	2,303	2,300
Total	452	12,658	11,996	11,952	528	6,976	6,530	6,335

The Bank and its subsidiaries recognized interest income from debt restructuring for the periods ended 30 June as follows:

(Million Baht)

	Consolidated				The Bank			
	For the Three-Month Periods		For the Six-Month Periods		For the Three-Month Periods		For the Six-Month Periods	
	2009	2008	2009	2008	2009	2008	2009	2008
Debt restructuring contracts that incurred losses	217	96	456	211	217	95	456	210

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2009	31 December 2008
Debt restructuring contracts that incurred losses	459	181

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Debt restructuring contracts that incurred losses	11,986	13,093	11,952	13,088
Debt restructuring contracts that incurred no losses	21,293	27,272	21,285	27,019
Total	33,279	40,365	33,237	40,107

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Debt restructuring contracts that incurred losses	24,489	17,585	24,430	17,557
Debt restructuring contracts that incurred no losses	38,990	37,734	38,949	37,687
Total	63,479	55,319	63,379	55,244

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 June 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the period	3,031	219	2,350	2,437	11,954	6,403	26,394
Doubtful accounts (reversal)*	(374)	(144)	(21)	265	1,220	2,305	3,251
Bad debts written off	-	-	-	-	(2,868)	-	(2,868)
Others	-	-	-	-	998	(50)	948
Balance at the end of the period	2,657	75	2,329	2,702	11,304	8,658	27,725

* Before deducting bad debts recovery of Baht 271 million

With effect from 1 January 2009, bad debt recovery is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

Consolidated

31 December 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,302	85	2,505	5,863	8,906	3,556	24,217
Transferred from investments in receivables	-	-	-	-	1	-	1
Doubtful accounts (reversal)	(270)	137	(155)	(3,426)	5,432	2,864	4,582
Bad debts recovered	-	-	-	-	490	-	490
Bad debts written off	(1)	(3)	-	-	(4,322)	-	(4,326)
Others	-	-	-	-	1,447	(17)	1,430
Balance at the end of the year	3,031	219	2,350	2,437	11,954	6,403	26,394

(Million Baht)

The Bank

30 June 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the period	3,371	216	2,332	2,384	11,089	5,733	25,125
Doubtful accounts (reversal)*	(338)	(145)	(14)	291	1,139	2,239	3,172
Bad debt written off	-	-	-	-	(2,756)	-	(2,756)
Others	-	-	-	-	1,013	-	1,013
Balance at the end of the period	3,033	71	2,318	2,675	10,485	7,972	26,554

* Before deducting bad debts recovery of Baht 254 million

With effect from 1 January 2009, bad debt recovery is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

The Bank

31 December 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,553	74	2,477	5,847	7,813	2,853	22,617
Doubtful accounts (reversal)	(182)	142	(145)	(3,463)	5,224	2,880	4,456
Bad debt recovered	-	-	-	-	490	-	490
Bad debt written off	-	-	-	-	(4,044)	-	(4,044)
Others	-	-	-	-	1,606	-	1,606
Balance at the end of the year	3,371	216	2,332	2,384	11,089	5,733	25,125

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Balance at the beginning of the period/year	3,378	1,635	3,378	1,630
Increase	1,770	3,149	1,769	3,148
Change of classification	-	(3)	-	-
Amortization to interest income	(138)	(168)	(138)	(166)
Others	(887)	(1,235)	(887)	(1,234)
Balance at the end of the period/year	4,123	3,378	4,122	3,378

12 PROPERTIES FORECLOSED, NET

Properties foreclosed consisted of:

(Million Baht)

	Consolidated 30 June 2009			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,527	2,227	(2,231)	15,523
1.2 Movable assets	33	269	(268)	34
Total	15,560	2,496	(2,499)	15,557
2. Others	575	13	(41)	547
Total Properties Foreclosed	16,135	2,509	(2,540)	16,104
Less Allowances for impairment	(1,743)	(315)	481	(1,577)
Total Properties Foreclosed - net	14,392	2,194	(2,059)	14,527

(Million Baht)

	Consolidated			
	31 December 2008			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	16,682	3,500	(4,655)	15,527
1.2 Movable assets	33	254	(254)	33
Total	16,715	3,754	(4,909)	15,560
2. Others	628	3	(56)	575
Total Properties Foreclosed	17,343	3,757	(4,965)	16,135
Less Allowances for impairment	(1,978)	(458)	693	(1,743)
Total Properties Foreclosed - net	15,365	3,299	(4,272)	14,392

(Million Baht)

	The Bank			
	30 June 2009			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	12,553	2,212	(1,981)	12,784
1.2 Movable assets	28	-	-	28
Total	12,581	2,212	(1,981)	12,812
2. Others	35	13	(35)	13
Total Properties Foreclosed	12,616	2,225	(2,016)	12,825
Less Allowances for impairment	(1,387)	(241)	471	(1,157)
Total Properties Foreclosed - net	11,229	1,984	(1,545)	11,668

(Million Baht)

	The Bank			
	31 December 2008			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	12,627	3,279	(3,353)	12,553
1.2 Movable assets	28	-	-	28
Total	12,655	3,279	(3,353)	12,581
2. Others	65	3	(33)	35
Total Properties Foreclosed	12,720	3,282	(3,386)	12,616
Less Allowances for impairment	(1,468)	(389)	470	(1,387)
Total Properties Foreclosed - net	11,252	2,893	(2,916)	11,229

13 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	30 June 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	882,056	-	-	882,056
Special Mention	-	20,376	-	-	20,376
Sub-Standard	-	7,805	-	-	7,805
Doubtful	-	6,759	-	-	6,759
Doubtful of Loss	4,418	20,673	816	619	26,526
Total	4,418	937,669	816	619	943,522

(Million Baht)

	Consolidated 31 December 2008				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,020,363	-	-	1,020,363
Special Mention	-	40,992	-	-	40,992
Sub-Standard	-	5,891	-	-	5,891
Doubtful	-	5,790	-	-	5,790
Doubtful of Loss	4,132	22,177	985	586	27,880
Total	4,132	1,095,213	985	586	1,100,916

(Million Baht)

	The Bank 30 June 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	884,307	-	-	884,307
Special Mention	-	18,067	-	-	18,067
Sub-Standard	-	7,374	-	-	7,374
Doubtful	-	6,463	-	-	6,463
Doubtful of Loss	4,386	18,497	484	617	23,984
Total	4,386	934,708	484	617	940,195

(Million Baht)

	The Bank 31 December 2008				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,018,897	-	-	1,018,897
Special Mention	-	38,582	-	-	38,582
Sub-Standard	-	5,464	-	-	5,464
Doubtful	-	5,523	-	-	5,523
Doubtful of Loss	4,085	19,784	716	583	25,168
Total	4,085	1,088,250	716	583	1,093,634

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

FOR THE YEAR ENDED 31 DECEMBER 2008

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (UNAUDITED)

14 PREMISES AND EQUIPMENT, NET

Changes in premises and equipment for the six-month periods ended 30 June 2009 and 2008 are summarized as follows:

(Million Baht)

Consolidated

30 June 2009

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,923	-	161	-	-	(3)	3,081	-	-	-	-	-	-	383	2	385	2,540	2,696
Revalued cost	6,553	-	-	-	-	(3)	6,550	-	-	-	-	-	-	-	-	-	6,553	6,550
Building																		
Cost	10,225	2	859	-	-	(17)	11,069	4,021	112	-	-	(7)	4,126	122	-	122	6,082	6,821
Revalued cost	8,494	-	-	-	-	(20)	8,474	4,105	84	-	-	(14)	4,175	-	-	-	4,389	4,299
Equipment	17,632	92	670	-	(62)	(241)	18,091	10,798	736	-	(62)	(237)	11,235	8	-	8	6,826	6,848
Others	3,378	2,688	1	-	(1)	(1,494)	4,572	111	33	-	-	-	144	-	-	-	3,267	4,428
Total	49,205	2,782	1,691	-	(63)	(1,778)	51,837	19,035	965	-	(62)	(258)	19,680	513	2	515	29,657	31,642

(Million Baht)

Consolidated

30 June 2008

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,909	-	15	-	-	-	2,924	-	-	-	-	-	-	423	(40)	383	2,486	2,541
Revalued cost	6,127	-	-	427	-	-	6,554	-	-	-	-	-	-	-	-	-	6,127	6,554
Building																		
Cost	9,310	12	478	-	-	-	9,800	3,842	109	-	-	-	3,951	159	(37)	122	5,309	5,727
Revalued cost	6,957	-	-	1,544	-	-	8,501	3,344	83	597	-	-	4,024	-	-	-	3,613	4,477
Equipment	14,508	350	2,485	-	(39)	(3)	17,301	10,697	796	-	(39)	(3)	11,451	8	-	8	3,803	5,842
Others	3,248	2,185	-	-	(1)	(2,942)	2,490	52	28	-	(1)	-	79	-	-	-	3,196	2,411
Total	43,059	2,547	2,978	1,971	(40)	(2,945)	47,570	17,935	1,016	597	(40)	(3)	19,505	590	(77)	513	24,534	27,552

Depreciation presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2009 and 2008 amounted to Baht 965 million and Baht 1,016 million, respectively (including depreciation on building revaluation of Baht 84 million and Baht 83 million, respectively). As of 30 June 2009 and 31 December 2008, premises and equipment with original costs of Baht 7,089 million and Baht 7,062 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

30 June 2009

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,891	-	160	-	-	(3)	3.048	-	-	-	-	-	-	383	2	385	2,508	2,663
Revalued cost	6,553	-	-	-	-	(3)	6.550	-	-	-	-	-	-	-	-	-	6,553	6,550
Building																		
Cost	9,883	-	859	-	-	(17)	10.725	3.856	96	-	-	(8)	3.944	122	-	122	5.905	6.659
Revalued cost	8,494	-	-	-	-	(20)	8.474	4.105	84	-	-	(15)	4.174	-	-	-	4,389	4,300
Equipment	17,058	-	669	-	(59)	(241)	17,427	10.467	695	-	(59)	(236)	10,867	8	-	8	6,583	6.552
Others	2,896	2,685	-	-	-	(1,490)	4,091	-	-	-	-	-	-	-	-	-	2,896	4,091
Total	47,775	2,685	1,688	-	(59)	(1,774)	50,315	18,428	875	-	(59)	(259)	18,985	513	2	515	28,834	30,815

(Million Baht)

The Bank

30 June 2008

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,877	-	15	-	-	-	2,892	-	-	-	-	-	-	423	(40)	383	2,454	2,509
Revalued cost	6,127	-	-	427	-	-	6,554	-	-	-	-	-	-	-	-	-	6,127	6,554
Building																		
Cost	8,986	-	478	-	-	-	9,464	3,712	90	-	-	-	3,802	159	(37)	122	5,115	5,540
Revalued cost	6,957	-	-	1,544	-	-	8,501	3,344	83	597	-	-	4,024	-	-	-	3,613	4,477
Equipment	14,328	2	2,484	-	(37)	(3)	16,774	10,603	597	-	(37)	(3)	11,160	8	-	8	3,717	5,606
Others	2,956	1,997	-	-	-	(2,938)	2,015	-	-	-	-	-	-	-	-	-	2,956	2,015
Total	42,231	1,999	2,977	1,971	(37)	(2,941)	46,200	17,659	770	597	(37)	(3)	18,986	590	(77)	513	23,982	26,701

Depreciation presented in the statements of income of the Bank for the six-month periods ended 30 June 2009 and 2008 amounted to Baht 875 million and Baht 770 million, respectively (including depreciation on building revaluation of Baht 84 million and Baht 83 million, respectively). As of 30 June 2009 and 31 December 2008, premises and equipment with original costs of Baht 7,004 million and Baht 6,980 million, respectively, were fully depreciated but still in use.

The Bank completed the revaluation of its lands and buildings during the period ended 30 June 2008 and issued such report, dated 14 May 2008, to the Bank of Thailand. As at the date of revaluation, appraisal surplus on asset revaluation increased by Baht 1,374 million while there was a reversal of allowance for impairment losses on lands and buildings of Baht 88 million. Such reversal was recorded as other income in the statement of income.

15 INTANGIBLE ASSETS, NET

Changes in intangible assets for the six-month periods ended 30 June 2009 and 2008 are summarized as follows:

(Million Baht)

Consolidated

30 June 2009

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,337	2,021	(111)	13,247	3,979	370	-	4,349	7,358	8,898
Business purchased	270	-	-	270	216	13	-	229	54	41
Goodwill	1,167	-	-	1,167	-	-	-	-	1,167	1,167
Others	15	5	(3)	17	-	-	-	-	15	17
Total	12,789	2,026	(114)	14,701	4,195	383	-	4,578	8,594	10,123

(Million Baht)

Consolidated

30 June 2008

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	8,287	1,395	(46)	9,636	3,198	409	-	3,607	5,089	6,029
Business purchased	270	-	-	270	189	13	-	202	81	68
Goodwill	1,436	-	(269)	1,167	269	-	(269)	-	1,167	1,167
Others	10	-	-	10	10	-	-	10	-	-
Total	10,003	1,395	(315)	11,083	3,666	422	(269)	3,819	6,337	7,264

Amortization presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2009 and 2008 amounted to Baht 383 million and Baht 422 million, respectively. As of 30 June 2009 and 31 December 2008, intangible assets with original costs of Baht 1,638 million and Baht 1,536 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

30 June 2009

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,170	2,015	(109)	13,076	3,887	360	-	4,247	7,283	8,829
Total	11,170	2,015	(109)	13,076	3,887	360	-	4,247	7,283	8,829

(Million Baht)

The Bank

30 June 2008

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	8,184	1,333	(45)	9,472	3,136	383	-	3,519	5,048	5,953
Total	8,184	1,333	(45)	9,472	3,136	383	-	3,519	5,048	5,953

Amortization presented in the statements of income of the Bank for the six-month periods ended 30 June 2009 and 2008 amounted to Baht 360 million and Baht 383 million, respectively.

As of 30 June 2009 and 31 December 2008, intangible assets with original costs of Baht 1,589 million and Baht 1,494 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Current	54,809	47,778	54,853	47,686
Savings	500,021	442,433	500,530	443,211
Term				
- Less than 6 months	224,758	315,273	224,855	315,426
- 6 months and less than 1 year	40,665	88,776	40,665	88,775
- 1 year and over 1 year	88,772	73,690	88,772	73,690
Total	909,025	967,950	909,675	968,788

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Within 1 year	878,960	952,270	879,610	953,108
Over 1 year	30,065	15,680	30,065	15,680
Total	909,025	967,950	909,675	968,788

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	861,325	25,907	887,232	933,042	19,814	952,856
US Dollars	18,402	1,247	19,649	12,266	1,202	13,468
Other currencies	1,742	402	2,144	1,369	257	1,626
Total	881,469	27,556	909,025	946,677	21,273	967,950

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	861,975	25,907	887,882	933,880	19,814	953,694
US Dollars	18,402	1,247	19,649	12,266	1,202	13,468
Other currencies	1,742	402	2,144	1,369	257	1,626
Total	882,119	27,556	909,675	947,515	21,273	968,788

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of :

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,986	2,986	93	2,973	3,066
Commercial banks	4,450	11,051	15,501	3,692	49	3,741
Other banks	395	-	395	143	-	143
Finance, securities and credit foncier companies	7,978	625	8,603	6,023	775	6,798
Other financial institutions	1,309	100	1,409	1,116	93	1,209
Total Domestic	14,132	14,762	28,894	11,067	3,890	14,957
2. Foreign						
US Dollars	27	-	27	15	-	15
Yen	1	1,973	1,974	1,005	-	1,005
Other currencies	501	-	501	323	-	323
Total Foreign	529	1,973	2,502	1,343	-	1,343
Total Domestic and Foreign	14,661	16,735	31,396	12,410	3,890	16,300

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,986	2,986	93	2,973	3,066
Commercial banks	5,294	11,051	16,345	3,775	1	3,776
Other banks	395	-	395	143	-	143
Finance, securities and						
credit foncier companies	7,978	625	8,603	6,540	775	7,315
Other financial institutions	1,309	44	1,353	1,116	93	1,209
Total Domestic	14,976	14,706	29,682	11,667	3,842	15,509
2. Foreign						
US Dollars	27	-	27	15	-	15
Yen	1	1,973	1,974	1,005	-	1,005
Other currencies	501	-	501	323	-	323
Total Foreign	529	1,973	2,502	1,343	-	1,343
Total Domestic and Foreign	15,505	16,679	32,184	13,010	3,842	16,852

18 SHORT-TERM BORROWINGS

The Bank issued short-term unsubordinated debentures in name certificates without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million (excluding other borrowings), with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings consisted of :

Consolidated

	30 June 2009			31 December 2008		
Project	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
2/2548	-	-	-	22-132	3.55-3.85	9,829
1/2549	-	-	-	5-139	3.45-3.85	8,033
2/2549	10	3.85	105	8-194	3.45-3.85	9,248
Other borrowings	2-364	0-8.25	36,312	3-363	0.50-4.50	70,526
Total			36,417			97,636

The Bank

	30 June 2009			31 December 2008		
Project	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
2/2548	-	-	-	22-132	3.35-3.85	9,829
1/2549	-	-	-	5-139	3.45-3.85	8,033
2/2549	10	3.85	105	8-194	3.45-3.85	9,248
Other borrowings	2-364	0-8.25	36,031	3-363	0.50-4.50	70,344
Total			36,136			97,454

19 LONG-TERM BORROWINGS

Long-term borrowings consisted of :

(Million Baht)

	Consolidated and The Bank					
	30 June 2009			31 December 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Other borrowings	8,520	-	8,520	4,561	-	4,561
Subordinated Debentures	-	6,211	6,211	-	6,962	6,962
Subordinated Debentures						
KASIKORNBANK PCL No.3	12,000	-	12,000	12,000	-	12,000
Subordinated Debentures						
KASIKORNBANK PCL NO.1/2008	17,000	-	17,000	17,000	-	17,000
Total	37,520	6,211	43,731	33,561	6,962	40,523

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of USD 200 million of unsecured subordinated debentures, having a face value of USD 100,000 each, with a twenty-year maturity offered at a price of USD 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually. See note 31 Events after balance sheet date regarding early repurchase of such debentures.

SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

KBank Subordinated Debenture No.1/2008

The Board of Directors in its meeting on 25 September 2008 approved the issuance of these Unsecured Subordinated Debentures in name certificate and having debenture holder representatives in Thai Baht currency of Baht 17,000 million with a maturity of 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. On 19 December 2008, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2008 Due A.D. 2018 in the amount of Baht 17,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) Before the fifth anniversary of the issue date, under a notice by the Bank of Thailand that (1.1) The debenture will no longer be classified as a financial instrument, which can be counted as Tier two capital fund of the Bank; or (1.2) The debenture can be counted as Tier two capital fund, at the proportion less than 50 percent of Tier one capital fund of the Bank; or (2) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (3) The Bank is under court order for complete receivership, or for business rehabilitation or for bankruptcy under the Bankruptcy Act or other applicable laws or under the Bank's liquidation process; or (4) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (5) in any other cases as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first three years of 5.25 % per annum, the fixed interest rate for the next four years of 5.75 % per annum and the fixed interest rate for the final three years of 6.50 % per annum. Interest is payable quarterly.

20 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three-month period ended 30 June 2009 was based on profit attributable to ordinary shareholders of Baht 3,705 million and Baht 3,626 million, respectively (2008: Baht 4,270 million and Baht 4,062 million, respectively) and the weighted average number of ordinary shares outstanding during the three-month period ended 30 June 2009 and 2008 of 2,393,260,193 shares, respectively.

The calculation of the consolidated and the Bank-only basic earnings per share for the six-month period ended 30 June 2009 was based on profit attributable to ordinary shareholders of Baht 7,504 million and Baht 7,509 million, respectively (2008: Baht 8,708 million and Baht 8,300 million, respectively) and the weighted average number of ordinary shares outstanding during the six-month period ended 30 June 2009 of 2,393,260,193 shares (2008: 2,392,982,288 shares).

For the three-month and the six-month periods ended 30 June 2009, the Bank did not issue ordinary shares.

The calculation of the weighted average number of ordinary shares outstanding for the three-month and six-month periods ended 30 June 2008 is as follows:

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares (Shares)	
	Number of shares	Amount (Million Baht)	For the Three-Month Period Ended 30 June 2008	For the Six-Month Period Ended 30 June 2008
Issued ordinary shares as of 1 January 2008	2,388,202,317	23,882	2,388,202,317	2,388,202,317
Add:				
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) 11 January :	5,057,876	50	5,057,876	4,779,971
Issued ordinary shares as of 30 June 2008	2,393,260,193	23,932	2,393,260,193	2,392,982,288

21 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 30 June 2009 and 31 December 2008 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the standardized Approach in compliance with Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

	30 June 2009	31 December 2008
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,035	42,036
Legal reserves	3,050	2,920
Net income after appropriation	51,481	48,608
Total Tier 1 Capital Base	96,566	93,564
Tier 2 Capital		
Surplus on land revaluation	4,585	4,587
Surplus on premises revaluation	2,147	2,191
Surplus on marketable equity securities revaluation	179	91
Provision for normal assets	11,024	9,124
Subordinated debentures	33,338	33,519
Total Tier 2 Capital Base	51,273	49,512
Total Capital Base	147,839	143,076

The BoT's regulations requires that banks registered in Thailand maintain a capital adequacy ratio of not less than 8.5% and that tier-1 capital ratio must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 June 2009	31 December 2008
Capital adequacy ratio	15.91	15.05
Tier-1 Capital ratio	10.39	9.84

22 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand require that subsidiary companies shall allocate not less 5 percent of their annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

23 DIVIDEND PAYMENTS

On 3 April 2009, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2008 at the rate of Baht 2.00 per share, totaling Baht 4,787 million, in which Baht 1,197 million was paid on 25 September 2008 and the remaining balance of Baht 3,590 million was paid on 28 April 2009.

On 28 August 2008, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2008 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 25 September 2008.

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, in which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

24 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2009	2008	2009	2008
General customers	1,590	383	2,980	1,848
Financial institutions	13	(22)	(1)	3
Total	1,603	361	2,979	1,851

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2009	2008	2009	2008
General customers	1,563	306	2,918	1,792
Financial institutions	13	(22)	(1)	3
Total	1,576	284	2,917	1,795

25 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2009	2008	2009	2008
Net present value of cash flows lower than investments in receivables	835	1,585	1,770	1,905
Transferred assets lower than investments in receivables	109	33	158	99
Total	944	1,618	1,928	2,004

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2009	2008	2009	2008
Net present value of cash flows lower than investments in receivables	835	1,583	1,769	1,903
Transferred assets lower than investments in receivables	109	52	158	95
Total	944	1,635	1,927	1,998

26 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

		(Million Baht)
	Consolidated and The Bank	
	30 June 2009	31 December 2008
Deposits	625	2,433
Government bonds	36,064	-
State enterprise bonds	2,097	2,780
Total	38,786	5,213

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

27 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	2,183	-	2,183	1,343	-	1,343
Letters of indemnity-						
borrowing	7	181	188	2	219	221
Other guarantees	83,675	7,148	90,823	75,458	8,022	83,480
Letters of credit	1,424	16,604	18,028	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	37,772	281,009	318,781	51,543	318,468	370,011
Sale agreements	93,618	303,479	397,097	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	673,037	68,667	741,704	567,180	66,646	633,826
Sale agreements	672,584	68,667	741,251	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of						
overdraft	145,493	-	145,493	140,491	-	140,491
Others	5,824	7,798	13,622	4,891	8,820	13,711
Total	1,715,717	753,553	2,469,270	1,448,906	826,005	2,274,911

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	2,183	-	2,183	1,343	-	1,343
Letters of indemnity-borrowing	7	181	188	2	219	221
Other guarantees	83,675	7,148	90,823	75,458	8,022	83,480
Letters of credit	1,424	16,604	18,028	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	37,772	281,009	318,781	51,543	318,468	370,011
Sale agreements	93,618	303,479	397,097	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	673,037	68,667	741,704	567,180	66,646	633,826
Sale agreements	672,584	68,667	741,251	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of overdraft	145,493	-	145,493	140,491	-	140,491
Others	5,598	7,798	13,396	4,616	8,820	13,436
Total	1,715,491	753,553	2,469,044	1,448,631	826,005	2,274,636

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,878 million and Baht 9,937 million as of 30 June 2009 and 31 December 2008, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

28 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to officers[(1)] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 June 2009	31 December 2008
Loans		
1. Officers	2	17
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital[(2)]	819	785
Total	821	802
Contingencies		
1. Officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	13	22
Total	13	22

[(1)] Officers include directors and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

[(2)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	30 June 2009	31 December 2008
Loans		
1. Officers	2	17
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital[1]	42,338	39,008
Total	42,340	39,025
Contingencies		
1. Officers	-	-
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	28	36
Total	28	36

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Parties

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Direct and Indirect 30 June 2009	31 December 2008	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
KHAO KLA Venture Capital Management Co., Ltd.*	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital Management
K-SME Venture Capital Co., Ltd	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Collection Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Training Co.,Ltd.	Subsidiary	100.00%	-	Ordinary share	Service

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and the Asset Management Company are summarized as follows:

(Million Baht)

	The Bank	
	30 June 2009	31 December 2008
Loans		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.		
Beginning of the period/year	530	3,745
Deduction	(530)	(3,215)
End of the period/year	-	530
Accrued interest receivables		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	-	2
Deposits		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	30	26

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 30 June	
	2009	2008
Interest income		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	1	16

(Million Baht)

	The Bank	
	For the Six-Month Periods Ended 30 June	
	2009	2008
Interest income		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	3	25

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2008, the pledged deposits were Baht 18 million. There is no loan to Phethai Asset Management Company Limited as of 30 June 2009.

As of 31 December 2008, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 5 million.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	37,696	33,709
- Kasikorn Factoring Co., Ltd.	-	-	3,823	3,985
Other Assets				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	55	39
Deposits				
Subsidiary Company				
- Kasikorn Leasing Co., Ltd.	-	-	163	187
- Progress Gunpai Co., Ltd.	-	-	148	214
- Kasikorn Asset Management Co., Ltd.	-	-	147	142
- Progress Software Co., Ltd.	-	-	108	73
- Kasikorn Factoring Co., Ltd.	-	-	98	111
- K-SME Venture Capital Co., Ltd	-	-	47	58
- Progress Appraisal Co., Ltd.	-	-	37	65
- Progress Service Support Co., Ltd.	-	-	32	48
- Progress Land and Buildings Co., Ltd.	-	-	31	27
- Kasikorn Research Center Co., Ltd.	-	-	29	37
- Progress Services Co., Ltd.	-	-	29	32
- Progress Management Co., Ltd.	-	-	22	27
- Progress Facilities Management Co., Ltd.	-	-	22	25
- Progress Plus Co., Ltd.	-	-	20	53

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Deposits				
Subsidiary Companies				
- Progress HR Co., Ltd.	-	-	18	34
- Progress Storage Co., Ltd.	-	-	18	23
- Progress Training Co.,Ltd.	-	-	10	-
Associated Company				
- Processing Center Co., Ltd.	19	17	19	17
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	779	518
Borrowings				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	507	615
- Kasikorn Leasing Co., Ltd.	-	-	364	111
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	-	-	138	161
- Progress Plus Co., Ltd.	-	-	24	50
- Progress Appraisal Co., Ltd.	-	-	13	14
- Progress HR Co., Ltd.	-	-	12	18
- Progress Gunpai Co., Ltd..	-	-	10	-
- Kasikorn Securities Public Co., Ltd.	-	-	-	11
Contingencies				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	14	15

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost plus increment from additional administration and maintenance expenditures incurred. As of 30 June 2009 and 31 December 2008, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 10 million and Baht 18 million, respectively.

The Bank and subsidiaries have entered into 5-year car leasing agreements with Kasikorn Leasing Co., Ltd. Such agreements are classified as finance lease agreements, charged at market rates. As of 30 June 2009 and 31 December 2008, the book value of finance lease liabilities, before elimination, amounts to Baht 372 million and 129 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd. under which the service will be provided until 31 December 2010. As of 30 June 2009 and 31 December 2008, the Bank is committed to pay total service fees of Baht 46 Million and Baht 45 Million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-Month Periods Ended 30 June	
	2009	2008	2009	2008
Subsidiary Companies				
Revenue:				
Interest income	-	-	408	320
Dividend income	-	-	220	60
Fee income	-	-	133	108
Other income	-	-	11	15
Expenses:				
Interest income	-	-	13	-
Fee expenses	-	-	62	-
Personnel expenses	-	-	35	34
Other expenses	-	-	582	689
Associated Companies				
Expenses:				
Other expenses	2	17	2	17

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2009	2008	2009	2008
Subsidiary Companies				
Revenue:				
Interest income	-	-	812	621
Dividend income	-	-	470	120
Fee income	-	-	248	214
Other income	-	-	25	30
Expenses:				
Interest expenses	-	-	26	14
Fee expenses	-	-	62	-
Personnel expenses	-	-	240	220
Other expenses	-	-	1,097	1,154
Associated Companies				
Expenses:				
Other expenses	3	33	3	33

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the six-month periods ended 30 June 2009 and 2008, the Bank incurred expenses amounting to Baht 240 million and Baht 220 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2009	31 December 2008
Loans		
- Bangkok Glass Industry Co., Ltd.	800	300
- Jutha Maritime Public Co., Ltd.	630	669
- Yip In Tsoi & Jacks Ltd.	17	53
- Charoen Pokphand Foods Public Co., Ltd.	15	111
Deposits		
- Muang Thai Life Assurance Co., Ltd.	588	469
- Serm Suk Public Co., Ltd.	414	538
- Muang Thai Insurance Public Co., Ltd	327	376
- Phatra Leasing Public Co., Ltd.	157	-[1]
- Mitsubishi Elevator Asia Co., Ltd.	91	87
- Sup Wattana Co., Ltd.	58	-[1]
- Bangkok Glass Industry Co., Ltd.	55	73
- Seacon Development Public Co., Ltd.	51	-[1]
- National ITMX Co., Ltd.	36	19
- STA MDF Co., Ltd.	33	-[1]
- Nithi Thamrong Co., Ltd.	29	45
- Sombat Lamsam Co., Ltd.	27	-
- Sermsuk Beverage Co., Ltd.	25	16
- Thai Furnishing Fabric Co., Ltd.	15	6
- Muang Thai Real Estate Public Co., Ltd.	15	-[1]
- Smithithada Co., Ltd.	14	70
- Zin Suapa Co., Ltd.	11	9
- The Deves Insurance Public Co., Ltd.	-	22

[1] As of 31 December 2008, the company was not related to the Bank.

(Million Baht)

	Consolidated and The Bank	
	30 June 2009	31 December 2008
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,235	1,514
- Quality Houses Public Co., Ltd.	218	207
- Yip In Tsoi & Jacks Ltd.	107	108
- Dole Thailand Co., Ltd.	56	150
- Jutha Maritime Public Co., Ltd.	25	30
- Bangkok Glass Industry Co., Ltd.	11	14

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2009	31 December 2008
Loans	4	21
Deposits	1,183	1,370

29 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

30 COMMITMENTS

Capital Commitments

(Million Baht)

	Consolidated	
	30 June 2009	31 December 2008
Contracted but not provided for	5,467	5,884

(Million Baht)

	The Bank	
	30 June 2009	31 December 2008
Contracted but not provided for	5,462	5,880

Long-Term Lease Agreements

1. Operating Lease

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	30 June2009	30 June 2009
Land/building lease agreements	1 July 2009 – 6 March 2036	1,614	1,607
Vehicle lease agreements	1 July 2009 – 21 May 2014	175	556
Others	1 July 2009 – 31 March 2013	33	-
Total		1,822	2,163

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 31 December 2008	The Bank 31 December 2008
Land/building lease agreements	1 January 2009 – 12 February 2033	620	602
Vehicle lease agreements	1 January 2009 – 22 December 2013	221	674
Others	1 January 2009 – 31 March 2013	42	-
Total		883	1,276

2. Service Agreement

On 12 November 2002, the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2012; in which the Bank has increased the scope of such agreement in January 2009. As of 30 June 2009 and 31 December 2008, the Bank is committed to pay total service fees of Baht 3,870 million and Baht 4,264 million, respectively.

31 EVENTS AFTER BALANCE SHEET DATE

The Bank repurchased of USD 16.69 million of unsecured subordinated debentures, with 8.25 percent coupon rate and due A.D. 2016. This had been approved by the Board of Directors on 28 May 2009. The offer had been settled on 2 July 2009.

On 17 July 2009, the Bank issued and offered the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.1/2009 Due A.D. 2019, which the Bank may redeem the debenture before maturity, in the amount of Baht 600 million, in name of certificate, without security and debenture holder representative, with ten-year maturity. This had been approved by the Board of Directors on 25 September 2008.

32 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,176,739	15,482	1,192,221	(5,078)	1,187,143
Interbank and money market items - net (assets)	64,081	2,691	66,772	-	66,772
Investments – net	151,583	12,174	163,757	-	163,757
Loans	881,257	391	881,648	-	881,648
Deposits	908,960	65	909,025	-	909,025
Interbank and money market items (liabilities)	31,396	-	31,396	-	31,396
Borrowings	73,366	6,782	80,148	-	80,148
Contingencies	2,496,493	13,612	2,510,105	(40,835)	2,469,270

(Million Baht)

	Consolidated 31 December 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,323	9,605	1,304,928	(1,374)	1,303,554
Interbank and money market items - net (assets)	194,541	1,759	196,300	-	196,300
Investments – net	99,058	3,887	102,945	-	102,945
Loans	903,680	328	904,008	-	904,008
Deposits	967,939	11	967,950	-	967,950
Interbank and money market items (liabilities)	16,300	-	16,300	-	16,300
Borrowings	131,197	6,962	138,159	-	138,159
Contingencies	2,293,303	23,540	2,316,843	(41,932)	2,274,911

(Million Baht)

	The Bank				
	30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,176,945	15,481	1,192,426	(5,078)	1,187,348
Interbank and money market items-net (assets)	64,664	2,691	67,355	-	67,355
Investments – net	160,679	12,174	172,853	-	172,853
Loans	877,049	391	877,440	-	877,440
Deposits	909,610	65	909,675	-	909,675
Interbank and money market items (liabilities)	32,184	-	32,184	-	32,184
Borrowings	73,086	6,781	79,867	-	79,867
Contingencies	2,496,267	13,612	2,509,879	(40,835)	2,469,044

(Million Baht)

	The Bank				
	31 December 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,321	9,605	1,304,926	(1,374)	1,303,552
Interbank and money market items-net (assets)	194,949	1,759	196,708	-	196,708
Investments – net	107,931	3,887	111,818	-	111,818
Loans	900,259	328	900,587	-	900,587
Deposits	968,777	11	968,788	-	968,788
Interbank and money market items (liabilities)	16,852	-	16,852	-	16,852
Borrowings	131,015	6,962	137,977	-	137,977
Contingencies	2,293,028	23,540	2,316,568	(41,932)	2,274,636

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Three-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,808	78	13,886	(65)	13,821
Interest expense	2,959	178	3,137	(65)	3,072
Net income (expense) from interest and dividend	10,849	(100)	10,749	-	10,749
Non-interest income	5,982	(23)	5,959	-	5,959
Non-interest expense	11,843	37	11,880	-	11,880
Income before income tax	4,988	(160)	4,828	-	4,828

(Million Baht)

	Consolidated For the Three-Month Period Ended 30 June 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	14,392	223	14,615	(196)	14,419
Interest expense	3,904	272	4,176	(196)	3,980
Net income (expense) from interest and dividend	10,488	(49)	10,439	-	10,439
Non-interest income	5,051	329	5,380	-	5,380
Non-interest expense	10,168	35	10,203	-	10,203
Income before income tax	5,371	245	5,616	-	5,616

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,829	78	13,907	(65)	13,842
Interest expense	2,964	178	3,142	(65)	3,077
Net income (expense) from interest and dividend	10,865	(100)	10,765	-	10,765
Non-interest income	5,357	(23)	5,334	-	5,334
Non-interest expense	11,435	37	11,472	-	11,472
Income (loss) before income tax	4,787	(160)	4,627	-	4,627

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 June 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	14,265	223	14,488	(196)	14,292
Interest expense	3,911	272	4,183	(196)	3,987
Net income (expense) from interest and dividend	10,354	(49)	10,305	-	10,305
Non-interest income	4,524	329	4,853	-	4,853
Non-interest expense	9,800	35	9,835	-	9,835
Income before income tax	5,078	245	5,323	-	5,323

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	29,307	165	29,472	(140)	29,332
Interest expense	7,613	354	7,967	(140)	7,827
Net income (expense) from interest and dividend	21,694	(189)	21,505	-	21,505
Non-interest income	11,463	167	11,630	-	11,630
Non-interest expense	22,767	73	22,840	-	22,840
Income (loss) before income tax	10,390	(95)	10,295	-	10,295

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	28,214	515	28,729	(392)	28,337
Interest expense	7,468	602	8,070	(392)	7,678
Net income (expense) from interest and dividend	20,746	(87)	20,659	-	20,659
Non-interest income	10,945	196	11,141	-	11,141
Non-interest expense	19,684	72	19,756	-	19,756
Income before income tax	12,007	37	12,044	-	12,044

(Million Baht)

	The Bank				
	For the Six-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	29,369	165	29,534	(140)	29,394
Interest expense	7,622	354	7,976	(140)	7,836
Net income (expense) from interest and dividend	21,747	(189)	21,558	-	21,558
Non-interest income	10,367	167	10,534	-	10,534
Non-interest expense	21,947	73	22,020	-	22,020
Income (loss) before income tax	10,167	(95)	10,072	-	10,072

(Million Baht)

	The Bank				
	For the Six-Month Period Ended 30 June 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,973	515	28,488	(392)	28,096
Interest expense	7,481	602	8,083	(392)	7,691
Net income (expense) from interest and dividend	20,492	(87)	20,405	-	20,405
Non-interest income	9,906	196	10,102	-	10,102
Non-interest expense	18,949	72	19,021	-	19,021
Income before income tax	11,449	37	11,486	-	11,486

33 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank allocates credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the

Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Fixed interest rates	205,166	223,862	203,025	225,368
Floating interest rates	733,599	867,668	731,532	862,741
Total Loans (including financial institutions)	938,765	1,091,530	934,557	1,088,109

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning of the year/period and the ending of the year/period, and the average interest and dividend rates for the six-month period ended 30 June 2009 and for the year ended 31 December 2008 are as follows:

(Million Baht)

	Consolidated					
	30 June 2009			31 December 2008		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	131,547	865	1.32	127,327	2,089	1.64
Securities purchased under resale agreements	-	-	-	5,350	12	0.22
Investments	134,443	2,180	3.24	101,989	4,115	4.03
Loans	892,828	26,287	5.89	833,257	53,914	6.47
Total	1,158,818	29,332	5.06	1,067,923	60,130	5.63
Interest-bearing Financial Liabilities						
Deposits	938,488	5,560	1.18	875,886	14,369	1.64
Interbank and money market items	23,848	176	1.48	15,161	290	1.91
Borrowings	109,153	2,090	3.83	98,129	3,035	3.09
Total	1,071,489	7,826	1.46	989,176	17,694	1.79

(Million Baht)

	The Bank					
	30 June 2009			31 December 2008		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	132,008	865	1.31	127,492	2,087	1.64
Securities purchased under resale agreements	-	-	-	5,350	12	0.22
Investments	144,520	2,777	3.84	110,520	4,553	4.12
Loans	889,014	25,752	5.79	830,946	53,056	6.39
Total	1,165,542	29,394	5.04	1,074,308	59,708	5.56
Interest-bearing Financial Liabilities						
Deposits	939,232	5,561	1.18	876,598	14,372	1.64
Interbank and money market items	24,518	178	1.45	15,506	294	1.90
Borrowings	108,922	2,097	3.85	97,840	3,039	3.11
Total	1,072,672	7,836	1.46	989,944	17,705	1.79

Financial assets and liabilities, classified by maturity of interest repricing, as of 30 June 2009 and 31 December 2008 are shown below:

(Million Baht)

Consolidated
30 June 2009

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	17,356	-	17,356
Interbank and money market Items	1,546	61,555	-	-	-	3,725	-	66,826
Investments	12,127	13,650	52,113	76,885	4,943	3,320	1,192	164,230
Loans	608,303	93,359	8,737	53,592	49,016	2,515	66,126	881,648
Accrued interest receivable	-	-	-	-	-	1,205	-	1,205
Customers' liability under acceptances	-	-	-	-	-	523	-	523
Other assets	627	-	-	-	-	5,258	-	5,885
Total Financial Assets	622,603	168,564	60,850	130,477	53,959	33,902	67,318	1,137,673
Financial Liabilities								
Deposits	500,375	224,740	99,390	30,065	-	54,455	-	909,025
Interbank and money market Items	9,576	16,183	500	51	-	5,086	-	31,396
Liabilities payable on demand	-	-	-	-	-	10,704	-	10,704
Borrowings	-	34,502	1,428	37,192	6,224	802	-	80,148
Bank's liability under acceptances	-	-	-	-	-	523	-	523
Other liabilities	995	-	-	-	-	5,715	-	6,710
Total Financial Liabilities	510,946	275,425	101,318	67,308	6,224	77,285	-	1,038,506
On-balance sheet items	111,657	(106,861)	(40,468)	63,169	47,735	(43,383)	67,318	99,167

(Million Baht)

Consolidated

31 December 2008

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	27,751	-	27,751
Interbank and money market Items	6,032	186,191	-	-	-	4,132	-	196,355
Investments	6,700	26,687	25,592	31,212	7,370	5,900	1,194	104,655
Loans	624,641	105,241	7,172	52,843	52,338	2,573	59,200	904,008
Accrued interest receivable	-	-	-	-	-	1,485	-	1,485
Customers' liability under acceptances	-	-	-	-	-	492	-	492
Other assets	2,434	-	-	-	-	4,876	-	7,310
Total Financial Assets	639,807	318,119	32,764	84,055	59,708	47,209	60,394	1,242,056
Financial Liabilities								
Deposits	442,984	315,675	146,384	15,680	-	47,227	-	967,950
Interbank and money market Items	7,835	3,289	569	140	896	3,571	-	16,300
Liabilities payable on demand	-	-	-	-	-	10,883	-	10,883
Borrowings	-	82,900	15,227	33,054	6,962	16	-	138,159
Bank's liability under acceptances	-	-	-	-	-	492	-	492
Other liabilities	2,611	-	-	-	-	7,151	-	9,762
Total Financial Liabilities	453,430	401,864	162,180	48,874	7,858	69,340	-	1,143,546
On-balance sheet items	186,377	(83,745)	(129,416)	35,181	51,850	(22,131)	60,394	98,510

(Million Baht)

The Bank

30 June 2009

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	17,354	-	17,354
Interbank and money market items	2,094	61,555	-	-	-	3,725	-	67,374
Investments	12,127	13,650	52,113	76,885	4,943	14,647	1,192	175,557
Loans	605,024	97,379	9,032	52,425	48,934	1,573	63,073	877,440
Accrued interest receivable	-	-	-	-	-	1,175	-	1,175
Customers' liability under acceptances	-	-	-	-	-	523	-	523
Other assets	627	-	-	-	-	4,315	-	4,942
Total Financial Assets	619,872	172,584	61,145	129,310	53,877	43,312	64,265	1,144,365
Financial Liabilities								
Deposits	500,884	224,837	99,390	30,065	-	54,499	-	909,675
Interbank and money market items	10,420	16,127	500	51	-	5,086	-	32,184
Liabilities payable on demand	-	-	-	-	-	10,704	-	10,704
Borrowings	-	35,009	1,428	37,192	6,224	14	-	79,867
Bank's liability under acceptances	-	-	-	-	-	523	-	523
Other liabilities	995	-	-	-	-	5,716	-	6,711
Total Financial Liabilities	512,299	275,973	101,318	67,308	6,224	76,542	-	1,039,664
On-balance sheet items	107,573	(103,389)	(40,173)	62,002	47,653	(33,230)	64,265	104,701

(Million Baht)

The Bank

31 December 2008

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	27,750	-	27,750
Interbank and money market items	6,498	186,156	-	-	-	4,074	-	196,728
Investments	6,700	26,687	25,592	31,212	7,370	14,727	1,194	113,482
Loans	621,165	109,840	7,932	51,941	52,116	1,593	56,000	900,587
Accrued interest receivable	-	-	-	-	-	1,454	-	1,454
Customers' liability under acceptances	-	-	-	-	-	492	-	492
Other assets	2,434	-	-	-	-	3,866	-	6,300
Total Financial Assets	636,797	322,683	33,524	83,153	59,486	53,956	57,194	1,246,793
Financial Liabilities								
Deposits	443,761	315,828	146,384	15,680	-	47,135	-	968,788
Interbank and money market items	8,434	3,241	569	140	896	3,572	-	16,852
Liabilities payable on demand	-	-	-	-	-	10,883	-	10,883
Borrowings	-	82,718	15,227	33,054	6,962	16	-	137,977
Bank's liability under acceptances	-	-	-	-	-	492	-	492
Other liabilities	2,611	-	-	-	-	7,159	-	9,770
Total Financial Liabilities	454,806	401,787	162,180	48,874	7,858	69,257	-	1,144,762
On-balance sheet items	181,991	(79,104)	(128,656)	34,279	51,628	(15,301)	57,194	102,031

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions in Baht equivalent, as of 30 June 2009 and 31 December 2008 were as follows:

(Million Baht)

	Consolidated and The Bank					
	30 June 2009					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	375	22	29	137	93	656
Interbank and money market						
items - net	6,887	21	33	63	565	7,569
Investments - net	12,187	-	-	3	23	12,213
Loans and accrued interest						
receivables - net	24,030	949	47	961	308	26,295
Other assets	591	-	-	167	9	767
Total assets	44,070	992	109	1,331	998	47,500
Liabilities						
Deposits	65	-	-	-	-	65
Interbank and money market items	485	1,973	-	-	11	2,469
Liability on demand	4,993	96	36	253	172	5,550
Borrowings	6,781	-	-	-	-	6,781
Other liabilities	20,943	159	424	1,572	517	23,615
Total liabilities	33,267	2,228	460	1,825	700	38,480
Foreign currency position of						
on-balance items-net	10,803	(1,236)	(351)	(494)	298	9,020
off-balance sheet items-net	(79,887)	1,857	350	1,269	147	(76,264)
(Forward exchange contracts,						
cross currency swaps and FX options)						

(Million Baht)

	Consolidated and The Bank					
	31 December 2008					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	523	71	65	512	193	1,364
Interbank and money market items - net	7,509	123	64	121	729	8,546
Investments - net	3,934	-	-	2	23	3,959
Loans and accrued interest receivables - net	31,822	1,597	77	1,259	324	35,079
Other assets	8,310	6,759	-	2,616	5	17,690
Total assets	52,098	8,550	206	4,510	1,274	66,638
Liabilities						
Deposits	13,468	101	284	785	456	15,094
Interbank and money market items	2,607	1,005	-	466	-	4,078
Liability on demand	5,937	118	125	694	308	7,182
Borrowings	6,962	-	-	-	-	6,962
Other liabilities	8,852	7,376	13	3,667	62	19,970
Total liabilities	37,826	8,600	422	5,612	826	53,286
Foreign currency position of						
on-balance items-net	14,272	(50)	(216)	(1,102)	448	13,352
off-balance sheet items-net	(15,716)	68	220	543	11	(14,874)
(Forward exchange contracts, cross currency swaps and FX options)						

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Assets and Liabilities Management Sub-Committee supervises management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 30 June 2009 and 31 December 2008 was as follows:

(Million Baht)

	Consolidated 30 June 2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	17,356	17,356
Interbank and money market items	5,271	61,555	-	-	-	-	66,826
Investments	577	15,057	57,884	82,033	5,408	3,271	164,230
Loans	207,064	286,672	15,178	190,893	181,841	-	881,648
Accrued interest receivables	-	1,205	-	-	-	-	1,205
Customers' liability under acceptances	-	523	-	-	-	-	523
Other assets	627	1,490	-	-	-	3,768	5,885
Total Financial Assets	213,539	366,502	73,062	272,926	187,249	24,395	1,137,673
Financial Liabilities							
Deposits	554,830	224,740	99,390	30,065	-	-	909,025
Interbank and money market items	14,662	16,183	500	51	-	-	31,396
Liability payable on demand	10,704	-	-	-	-	-	10,704
Borrowings	-	35,022	1,395	20,507	23,224	-	80,148
Bank's liability under accpetances	-	523	-	-	-	-	523
Other liabilities	1,064	886	999	325	-	3,436	6,710
Total Financial Liabilities	581,260	277,354	102,284	50,948	23,224	3,436	1,038,506
Liquidity-net	(367,721)	89,148	(29,222)	221,978	164,025	20,959	99,167

(Million Baht)

	Consolidated						
	31 December 2008						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	27,751	27,751
Interbank and money market items	9,782	186,573	-	-	-	-	196,355
Investments	578	27,679	26,990	35,536	8,032	5,840	104,655
Loans	200,733	320,477	17,240	181,847	183,711	-	904,008
Accrued interest receivables	16	1,443	1	19	6	-	1,485
Customers' liability under acceptances	-	492	-	-	-	-	492
Other assets	2,434	1,176	-	-	-	3,700	7,310
Total Financial Assets	213,543	537,840	44,231	217,402	191,749	37,291	1,242,056
Financial Liabilities							
Deposits	490,211	315,675	146,384	15,680	-	-	967,950
Interbank and money market items	11,408	3,289	569	31	109	894	16,300
Liability payable on demand	10,883	-	-	-	-	-	10,883
Borrowings	-	82,900	14,736	16,561	23,962	-	138,159
Bank's liability under accpetances	-	492	-	-	-	-	492
Other liabilities	2,742	2,352	1,420	207	-	3,041	9,762
Total Financial Liabilities	515,244	404,708	163,109	32,479	24,071	3,935	1,143,546
Liquidity-net	(301,701)	133,132	(118,878)	184,923	167,678	33,356	98,510

(Million Baht)

	The Bank 30 June 2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	17,354	17,354
Interbank and money market items	5,819	61,555	-	-	-	-	67,374
Investments	550	15,057	57,884	82,017	5,408	14,641	175,557
Loans	205,658	286,337	15,473	188,538	181,434	-	877,440
Accrued interest receivables	-	1,175	-	-	-	-	1,175
Customers' liability under acceptances	-	523	-	-	-	-	523
Other assets	627	1,318	-	-	-	2,997	4,942
Total Financial Assets	212,654	365,965	73,357	270,555	186,842	34,992	1,144,365
Financial Liabilities							
Deposits	555,383	224,837	99,390	30,065	-	-	909,675
Interbank and money market items	15,506	16,127	500	51	-	-	32,184
Liability payable on demand	10,704	-	-	-	-	-	10,704
Borrowings	-	35,022	1,114	20,507	23,224	-	79,867
Bank's liability under acceptances	-	523	-	-	-	-	523
Other liabilities	1,064	887	999	325	-	3,436	6,711
Total Financial Liabilities	582,657	277,396	102,003	50,948	23,224	3,436	1,039,664
Liquidity-net	(370,003)	88,569	(28,646)	219,607	163,618	31,556	104,701

(Million Baht)

	The Bank						
	31 December 2008						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	27,750	27,750
Interbank and money market items	10,189	186,539	-	-	-	-	196,728
Investments	550	27,669	26,990	35,519	8,032	14,722	113,482
Loans	199,371	320,474	17,990	179,754	182,998	-	900,587
Accrued interest receivables	-	1,454	-	-	-	-	1,454
Customers' liability under acceptances	-	492	-	-	-	-	492
Other assets	2,434	1,013	-	-	-	2,853	6,300
Total Financial Assets	212,544	537,641	44,980	215,273	191,030	45,325	1,246,793
Financial Liabilities							
Deposits	490,896	315,828	146,384	15,680	-	-	968,788
Interbank and money market items	12,006	3,241	569	31	109	896	16,852
Liability payable on demand	10,883	-	-	-	-	-	10,883
Borrowings	-	82,718	14,736	16,561	23,962	-	137,977
Bank's liability under acceptances	-	492	-	-	-	-	492
Other liabilities	2,742	2,360	1,420	207	-	3,041	9,770
Total Financial Liabilities	516,527	404,639	163,109	32,479	24,071	3,937	1,144,762
Liquidity-net	(303,983)	133,002	(118,129)	182,794	166,959	41,388	102,031

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 30 June 2009 and 31 December 2008.

(Million Baht)

	Consolidated			
	30 June 2009		31 December 2008	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	17,356	17,356	27,751	27,751
Interbank and money market items – net	66,772	66,772	196,300	196,300
Investments – net	163,757	163,850	102,945	103,105
Loans and accrued interest receivables – net	851,005	851,005	875,722	875,722
Customers' liability under acceptances	523	523	492	492
Other assets	5,885	5,885	7,310	7,310
Total Financial Assets	1,105,298	1,105,391	1,210,520	1,210,680
Financial Liabilities				
Deposits	909,025	909,025	967,950	967,950
Interbank and money market items	31,396	31,396	16,300	16,300
Liabilities payable on demand	10,704	10,704	10,883	10,883
Borrowings	80,148	80,694	138,159	137,190
Bank's liability under acceptances	523	523	492	492
Other liabilities	6,710	6,710	9,762	9,762
Total Financial Liabilities	1,038,506	1,039,052	1,143,546	1,142,577

(Million Baht)

	The Bank			
	30 June 2009		31 December 2008	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	17,354	17,354	27,750	27,750
Interbank and money market items – net	67,355	67,355	196,708	196,708
Investments – net	172,853	172,946	111,818	111,979
Loans and accrued interest receivables – net	847,938	847,938	873,539	873,539
Customers' liability under acceptances	523	523	492	492
Other assets	4,942	4,942	6,300	6,300
Total Financial Assets	1,110,965	1,111,058	1,216,607	1,216,768
Financial Liabilities				
Deposits	909,675	909,675	968,788	968,788
Interbank and money market items	32,184	32,184	16,852	16,852
Liabilities payable on demand	10,704	10,704	10,883	10,883
Borrowings	79,867	80,413	137,977	137,190
Bank's liability under acceptances	523	523	492	492
Other liabilities	6,711	6,711	9,770	9,770
Total Financial Liabilities	1,039,664	1,040,210	1,144,762	1,143,975

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The values of cash, interbank and money market items (assets and liabilities), customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, bank's liability under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's accounting policies mentioned in Note 4.4.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are at floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 30 June 2009 and 31 December 2008:

(Million Baht)

	Consolidated and The Bank			
	30 June 2009			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	432,785	8,956	441,741	925
Cross currency swaps	166,616	107,520	274,136	1,232
Interest rate swaps	460,098	1,022,857	1,482,955	346
Credit default swaps	-	100	100	2
Other derivatives	1,740	170	1,910	20

(Million Baht)

	Consolidated and The Bank			
	31 December 2008			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	526,422	8,510	534,932	1,913
Cross currency swaps	122,124	93,272	215,396	3,915
Interest rate swaps	864,008	403,190	1,267,198	(694)
Credit default swaps	-	974	974	1
Other derivatives	1,278	495	1,773	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

34 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at 31 December 2008 have been reclassified to conform with the presentation in the balance sheet as at 30 June 2009.

Significant reclassifications are as follows:

(Million Baht)

	31 December 2008					
	Consolidated			The Bank		
	Before reclassifications	Reclassifications	After reclassifications	Before reclassifications	Reclassifications	After reclassifications
Balance sheet						
Assets						
Interbank and money market items						
Domestic items						
Interest bearing	187,805	(1,073)	186,732	188,236	(1,073)	187,163
Foreign items						
Interest bearing	6,911	(1,361)	5,550	6,911	(1,361)	5,550
Leasehold - net	-	629	629	-	629	629
Intangible assets - net	9,223	(629)	8,594	7,912	(629)	7,283
Other assets - net	8,186	2,434	10,620	6,385	2,434	8,819
Liabilities						
Interbank and money market items						
Foreign items						
Interest bearing	3,619	(2,611)	1,008	3,619	(2,611)	1,008
Other liabilities	17,366	2,611	19,977	16,536	2,611	19,147
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the nature of business and in accordance with accounting practical guidelines.

35 BUSINESS AND RISK MANAGEMENT POLICIES RELATING TO TRANSACTIONS AMONG GROUP OF COMPANIES OFFERING FINANCIAL SERVICES

In accordance with the Bank of Thailand's notification number Sor Nor Sor 66/2008, dated 3 August 2008, regarding "Consolidated Supervision", the Bank is required to disclose policies relating to business and risk management policies relating to transactions among group of companies offering financial services, summarised as follows:

- For business transactions among group of companies offering financial services, requirements for type of transactions, including relevant criteria and limitations have been established. They follow the same process, as applied to other parties.
- For business transactions and services among group of companies, there are supervision to ensure that appropriate market prices are used, that level of transactions among the companies and level of guarantee for third parties are in compliance with applicable rules and regulations.
- Risk management policies for transactions among group of companies offering financial services have been established and included on the consolidated risk management policies, which have been approved by the Bank's Board of Directors.

See Note 28 for related party transactions and balances for transactional information, which are in compliance with the above policies.

36 THAI ACCOUNING STANDARD (TAS) NOT YET ADOPT

The Bank and its subsidiaries have not adopted the following new and revised TAS that have been issued as of the balance sheet date but are not yet effective. These revised TAS will become effective for financial periods beginning on or after 1 January 2011.

TAS 24 (revised 2007)	*Related Party Disclosures*
TAS 40	*Investment Property*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or the Bank's financial statements.

37 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 26 August 2009.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending June 30, 2009

ธนาคารกสิกรไทย

KASIKORNBANKGROUP

Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Quarter Ending June 30, 2009

In the second quarter of 2009, KASIKORNBANKGROUP continued to give priority to satisfying the needs of customers by offering complete financial products and services, with the aim of becoming the 'best' service provider. Our goal of becoming a 'solution bank' was affirmed by our service efforts and product innovations. In our operating performance during the second quarter of 2009, the Bank's consolidated net income totaled Baht 3,705 million, decreasing by Baht 95 million, or 2.50 percent, from the first quarter of 2009. This decrease in net income was mainly attributable to an over-quarter increase in non-interest expense, due mostly to expenses related to the Bank's strategic projects that offset higher non-interest income.

On our balance sheet, the Bank's consolidated assets equaled Baht 1,187,143 million, down by Baht 30,719 million, or 2.52 percent, from the end of March 2009, attributed mainly to decreases in net investments, together with interbank and money market items that offset a rise in loans. As of June 30, 2009, the Bank's consolidated loans amounted to Baht 881,648 million, increasing by Baht 4,506 million, or 0.51 percent, over the end of March 2009. Our net NPL ratio to total loans was 1.91 percent, slightly higher than the 1.84 percent seen at the end of March 2009. In addition, our gross NPL ratio to total loans equaled 3.74 percent, rising marginally over the 3.69 percent reported at the end of March 2009. The consolidated liabilities of the Bank, as of June 30, 2009, totaled Baht 1,070,519 million, falling by Baht 29,728 million, equivalent to a 2.70-percent drop over-quarter, in light of decreases in deposits and short-term borrowing. Our deposits amounted to Baht 909,025 million, down by Baht 5,081 million, or 0.56 percent, from the end of March 2009. Also, short-term borrowing had come to Baht 36,417 million, showing a decrease of Baht 33,929 million, or 48.23 percent, from the end of March 2009. Total consolidated equity totaled Baht 116,624 million, dropping by Baht 991 million, or 0.84 percent, from the end of March 2009, as a result of our interim dividend payouts in this quarter. Meanwhile, the capital adequacy ratio of the Bank amounted to 15.91 percent, where our Tier-1 and Tier-2 capital were 10.39 percent and 5.52 percent, respectively.

The Bank's core business operations, in the second quarter of 2009, continued to encounter a number of challenges amid an unfavorable operating environment caused by the global economic crisis, in addition to the outbreak of avian influenza A 2009 (H1N1) and domestic political uncertainty. As a result, sluggish customer demand for loans and risk management products led to a fall in our Corporate Business loans, as well as lower fee-based income on risk management products. Although our treasury operations (banking book) also registered an over-quarter decline in total interest and dividend income, due mainly to decreases in investments, our SME and Retail Business loans were able to maintain growth during the quarter. Meanwhile, the Bank continued to develop our

sales and service channels through the increased number of branches, as well as extended electronic banking services, for better service efficiency.

With regards to the operating performance of K Companies that incorporate related financial services and provide credit facilities to customers, during the first half of 2009, KASIKORN FACTORING CO., LTD. (KFactoring) recorded a slight decrease in credit extension from 2008, while KASIKORN LEASING CO., LTD. (KLeasing) continued to achieve loan growth. The assets under management (AUM) market share of KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset) went up to the first place, having increased over 2008. Significant performance improvements were seen at KASIKORN SECURITIES PCL. (KSecurities), as well. The company's market share in the securities brokerage business rose significantly, while, in their corporate finance business, emphasis has been placed upon strong coordination with the Bank, aimed at providing complete financial solutions to meet the needs of customers.

In addition, we have continued to develop and improve our risk management in a variety of dimensions, particularly in credit, market and liquidity risk management, together with ongoing development efforts toward support functions, especially human resources and IT management. To further progress on our "K-Transformation" strategic project, we have enhanced our 'KASIKORNBANKGROUP Disclosure Policy' for alignment with internationally recognized best practices and the Pillar 3 disclosure requirements addressed in the Basel II Capital Accord. In recognition of our efforts to develop our core businesses in all dimensions, KASIKORNBANKGROUP was widely honored with prestigious awards and other marks of recognition during the second quarter of 2009. They included the "Trusted Brand 2009" award, voted in by readers of *Reader's Digest* magazine in Thailand, for the second consecutive year, which was awarded to KAsset.

Content

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in the Second Quarter of 2009

Thailand's economy contracted 4.9 percent, year-on-year, in the second quarter of 2009, an improvement from the 7.1-percent contraction in the first quarter of 2009. This slowed decline was influenced by lower contractions seen in manufacturing production and private sector spending, in tandem with the global economic stabilization, as well as the economic stimulus efforts of the government. Meanwhile, the Headline Consumer Price Index (CPI) dropped 2.7 percent over-year, versus the 0.3-percent fall in the previous quarter, due mainly to the living cost subsidy programs of the government and the high-base comparison. As exports plunged sharply over-year, imports fell even more steeply, resulting in a trade surplus in the second quarter of 2009, despite a smaller magnitude of surplus than in the previous quarter. This trade surplus continued to be a key support to the Baht against the U.S. Dollar.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q2-2009	Q1-2009
Private Consumption Index	-4.2	-5.3
Private Investment Index	-15.5	-16.1
Manufacturing Production Index	-9.1	-18.5
Agriculture Production Index	-6.3	1.2
Exports	-26.1	-19.9
Imports	-32.3	-38.3
Trade Balance (USD millions)	3,896	7,800
Current Account (USD millions)	2,293	9,112
Headline CPI Inflation	-2.7	-0.3
Gross Domestic Product (GDP)	-4.9	-7.1

Sources: The Bank of Thailand, NESDB and KASIKORN RESEARCH CENTER CO., LTD.

Due to the economic and CPI contractions, the Bank of Thailand (BoT) trimmed their policy rate by another 0.25 percent, from 1.50 percent at the end of March 2009 to 1.25 percent in the BoT's Monetary Policy Committee meeting on April 8, 2009, before holding it unchanged in their next meeting on May 20, 2009. While commercial banks have adopted a more cautious approach towards lending and risk management, competition remains intense as banks are keen to expand and retain their customer bases, particularly in groups of customers showing high recovery potential.

❑ Banking Industry and Competition

For the second quarter of 2009, the Thai commercial banking system recorded net profits that were lower than in the previous quarter and the same quarter of last year, owing mainly to higher allowances for doubtful accounts and losses on debt restructuring, despite a slight over-quarter reduction in non-performing loans. These added allowances partly reflected commercial banks' precautionary stance toward any possible asset deterioration, in light of the lingering economic uncertainty, both at home and abroad. Despite both deposit and lending rate cuts, net interest income rose slightly over-quarter, following reductions in interest expenses that exceeded those of interest and dividend income, especially when commercial banks gradually absorbed lower funding costs after some fixed-term deposit rates came due. This improvement was in line with net interest margins for the second quarter that seemed to have already bottomed out. Meanwhile, fee income rose both over-quarter and over-year, which echoed the emergence of positive signs of economic and lending conditions, in addition to a shift in commercial banks' business strategies to give higher priority to boosting their fee income, due to its lower sensitivity to changing economic cycles than interest income from loans.

On the balance sheet, net loans of the 14 Thai commercial banks showed smaller contractions of 0.5 percent over-quarter, versus the 2.36-percent drop in the first quarter of 2009. Meanwhile, deposits contracted 2.0 percent over-quarter, which contributed to slightly tighter liquidity conditions at Thai commercial banks. Due to proactive asset quality monitoring and management, non-performing loans (NPLs) eased, as reflected by the lower ratios of net and gross non-performing loans at 3.36 and 5.76 percent to total loans, from 3.40 and 5.91 percent, respectively.

Regarding banking business competition, it remained intense, especially in the area of loans for customers with growth potential, and high debt-servicing ability. Although deposit competition seemed to ease a bit in the first quarter, it intensified late in the second quarter, as evident from the increases in fixed-term deposit rates for the long tenor, and issuances of special deposit products with attractive yields. These moves were backed by expectations that the policy rate had already reached its trough, and positive economic signs which might result in returning loan demand in the future.

❑ Regulatory Changes

Some important regulatory changes in the second quarter of 2009 that may affect KASIKORNBANK operations can be summarized, as below:

- Tax Exemptions from Debt Restructuring and Loan Write-Offs

The Royal Decree – issued under the Revenue Code governing tax exemptions No. 483, B.E. 2552 (2009), which was published in the Government Gazette on May 18, 2009, and came into effect on May 19, 2009 – coupled with the Ministerial Regulation No. 270, B.E. 2552 (2009), which was issued under the Revenue Code governing Loan Write-Offs and came into effect on April 9, 2009, provides some tax incentives for debt restructuring. Apparently, these incentives are provided for restructuring of Non-Performing Loans (NPLs), in accordance with the debt-restructuring criteria of financial institutions, enforced under the notifications of the Bank of Thailand (BoT), during January 1 - December 31, 2009. To summarize:

1. Income taxes on debtors' revenue obtained from debt settlements with creditors who are financial institutions and other types of creditors are waived.

2. Creditors who are financial institutions and other types of creditors are allowed to write off NPLs after debt settlements, without having to follow the normal criteria (which is time-consuming, as debt write-offs can proceed only when each debtor has total credit exposure in excess of Baht 500,000, and all debt collection and litigation procedures are completed).

3. Income, value-added and special business taxes, as well as revenue stamps, are waived for debtors of financial institutions and financial institutions; and for debtors of other types of creditors and those creditors. These tax exemptions will target at income obtained from the transfer of assets, sales of goods or provision of services, in addition to securities resulting from debt restructuring. Meanwhile, fees for ownership right registration and juristic acts at the Department of Lands will also be reduced.

4. Income and special business taxes, as well as revenue stamps, are waived for debtors of financial institutions for their income derived from the transfers of properties pledged as collateral for loans from financial institutions to other non-financial institution parties, and from securities derived from the transfer of such properties. However, the debtors must use such income for settlement of their debt obligations with financial institutions. Additionally, the amount eligible for tax exemption must not exceed the amount of debts owed to financial institutions, or the value of contingent liabilities under loan-guarantee contracts with financial institutions.

Amid the current economic downturn, many entrepreneurs have felt the pinch, which might result in growing default rates and litigation cases, thereby adversely affecting debtors, creditors, guarantors and financial institutions. To expedite debt-restructuring procedures and limit losses arising from possible economic deterioration, such legal measures have been issued and enforced, granting tax incentives for debt restructuring to both debtors and creditors, similar to some previous tax incentives granted and expired during 2005-2006. However, these tax incentives would be limited to debt restructuring accomplished within 2009 only.

Certain benefits for KBank include NPL settlements or write-offs through other means than the normal debt-restructuring procedure, which will help save time and expenses in debt-restructuring procedures. In addition, the Bank's financial status will receive some benefits from greater efficiency in NPL reduction.

- Permission for Commercial Banks to Conduct Trustee Business

The Bank of Thailand (BoT) has enforced a Notification, with reference No. SorNorSor. 6/2552, dated April 3, 2009, governing "Permission for Commercial Banks to Conduct Trustee Business". Eligible commercial banks must have qualifications as specified by the BoT, especially the operational risk level must be kept at a low, relatively low or moderate level, in accordance with the latest BoT assessment. In addition, these commercial banks must seek prior approval by the Ministry of Finance, according to the Escrow Account Act B.E. 2551 (2008). By law, commercial banks will be able to act as an intermediary to supervise debt payments by the timelines and conditions, as stated in the trustee contracts. Moreover, commercial banks shall maintain monies, assets and all debt-obligation documents, granted by the contract parties under their custody, which shall be ready for transfers of monies, ownership right or the right over assets, to the contract party.

As the BoT had previously granted permission for commercial banks and finance companies to conduct escrow account business in 2001 and 2003, respectively, the authorities have therefore made greater clarity in action, through circulation of a Notification, with reference No. SorNorSor. 7/2552, dated April 3, 2009, governing "Permission for Commercial Banks and Finance Companies to Conduct Deposit Services with Withdrawal Condition". The escrow account service has been redefined as deposit services with withdrawal conditions as instructed by the customers only. This excludes some other services, such as inspection of progress in construction of building structures, or judgment of whether the contract party meets the withdrawal conditions specified under the account-opening agreement.

Under the above Notification, the Bank has formulated policies for relevant business undertakings as per approval by our Board of Directors. Meanwhile, contract procedures have been revised, and the "Escrow Account" has been renamed "Deposit Withdrawal Condition" in every document pertaining to the above business undertakings, which aims to prevent any misunderstanding among customers and draw distinctive lines for different businesses. Furthermore, the Bank has applied for a Trustee Service License, thus enabling the Bank to extend relevant businesses and services to credit customers in the property sector, both retail customers and some large property development projects, more completely.

- Contributions to Deposit Protection Fund and the Increase in Deposits under Protection

The Royal Decree, governing contribution to the Deposit Protection Fund, B.E. 2552 (2009), specifies that financial institutions shall submit contributions to the Deposit Protection Fund at 0.4 percent per annum of the weighted amount of protected deposits, from August 11, 2008.

In addition, the Royal Decree governing "an Increase in Deposit Amounts Eligible for Protection, B.E. 2552 (2009)", prescribes the deposit amounts covered during the first four years of the Deposit Protection Agency Act B.E. 2551 (2008), as below:

Year	Period	Protected Amount (Old)	Protected Amount (New)
1	August 11, 2008 - August 10, 2009	Full Amount	Full Amount
2	August 11, 2009 - August 10, 2010	Baht 100 million	Full Amount
3	August 11, 2010 - August 10, 2011	Baht 50 million	Full Amount
4	August 11, 2011 - August 10, 2012	Baht 10 million	Baht 50 million
5	August 11, 2012 onward	Baht 1 million	Baht 1 million

Both Royal Decrees shall come into effect from June 16, 2009, onwards.

As for impact assessment, the Bank expects no material impacts from such law enactments, because, during the first three years of legal enforcement, the Deposit Protection Agency still provides depositors full protection for all deposit amounts. However, there may be changes in behaviors of depositors or savers, who might show greater attention to investment and savings products. In response to these possible changes, the Bank continues to provide a variety of investment and saving alternatives, both offered by KBank and some K Companies, for customers who want to adjust their saving plans. Although the coverage provided by the Deposit Protection Agency will eventually drop, our sound financial strength and corporate image are expected to contribute to the continued trust among our depositors.

1.2 Direction of Business Operations

In the second quarter of 2009, the KASIKORNBANKGROUP continued to give priority to satisfying the needs of customers by offering complete financial products and services, with the aim of becoming the 'best' service provider. Our goal of becoming a 'solution bank' was affirmed, by our attention toward providing efficient financial and business knowledge support to customers in all segments.

As part of our customer-centric strategy, amid the recent economic slowdown that has adversely affected domestic investment and consumption, we have adopted a policy of reducing housing loan installment payments and also exempted fees on utility payment services for KGroup customers. These proactive measures were implemented with an aim of minimizing negative impacts of the economic slowdown on our customers. We believe that such relief measures will benefit

KGroup and the Thai economy in the long run, while any possible effects on our business operations will only be temporary and minimal.

Aside from the above actions, the Bank has placed considerable emphasis on preparations to cope with possible impacts of heightened economic risk, by defining appropriate risk management guidelines to ensure our readiness and effective response toward any possible changes in KBank's, or customers' businesses. In addition, we continue to provide our customers with financial advisory services and knowledge on business management in order to facilitate their operations and operational adjustments amid this economic uncertainty. On the Bank's side, we have focused on credit extension, with major industries being classified according to their respective risk levels. High-risk industries have been closely monitored, while credit underwriting criteria have been revised to better reflect customer and economic risks, with enhanced debt collection efficiency and speed. Regarding risks incurred from transactions with foreign counterparties, we have reviewed their credit ratings regularly, and enforced proper counterparty limits in accordance with their assigned credit ratings.

Moreover, the Bank continues to place emphasis on corporate governance activities in accordance with our corporate governance policy that meets international standards, as well as the regulatory criteria of the Bank of Thailand (BoT), Stock Exchange of Thailand (SET) and Securities and Exchange Commission, Thailand (SEC). In the second quarter of 2009, we enhanced our 'KASIKORNBANKGROUP Disclosure Policy' to align it with acknowledged best practices and the Pillar 3 disclosure requirements of the Basel II Capital Accord. In addition, KBank won the 'Corporate Governance Asia Recognition Awards 2009', presented by *Corporate Governance Asia* journal, due to our tireless efforts in promoting best practices in corporate governance. This award was thus presented to KBank for the fifth consecutive year.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance for the Second Quarter of 2009

(Units: Million Baht)

	Q2-2009	Q1-2009	Change		Q2-2008	Change	
			Million Baht	Percent		Million Baht	Percent
Income from interest and dividends	13,822	15,511	(1,689)	(10.89)	14,419	(597)	(4.14)
Interest expense	3,072	4,755	(1,683)	(35.39)	3,980	(908)	(22.81)
Net income from interest and dividends	10,750	10,756	(6)	(0.06)	10,439	311	2.98
Bad debts and doubtful accounts	1,603	1,376	227	16.50	361	1,242	344.04
Loss on debt restructuring	944	984	(40)	(4.07)	1,618	(674)	(41.66)
Non-interest income	5,959	5,671	288	5.08	5,380	579	10.76
Non-interest expense	9,334	8,600	734	8.53	8,224	1,110	13.50
Income tax expense	1,123	1,667	(544)	(32.63)	1,346	(223)	(16.57)
Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)	7,375	7,827	(452)	(5.77)	7,595	(220)	(2.90)
Net Income	3,705	3,800	(95)	(2.50)	4,270	(565)	(13.23)

The Bank's consolidated net income for the second quarter of 2009 totaled Baht 3,705 million, decreasing by Baht 95 million, or 2.50 percent, from Baht 3,800 million for the first quarter of 2009. This was largely due to an over-quarter increase in non-interest expense of Baht 734 million, or 8.53 percent, due mostly to expenses related to the Bank's strategic projects. Net interest and dividend income fell slightly, by Baht 6 million, or 0.06 percent, from the previous quarter, as a result of a drop in interest income from loans following a decline in lending rates during the quarter. Meanwhile, interest expense also fell, led by high-yield fixed-term special deposits that came due. Non-interest income amounted to Baht 5,959 million, rising by Baht 288 million, or 5.08 percent, over the previous quarter, in tandem with a Baht 427 million increase in fee and service income, equivalent to a 10.10-percent rise, as well as a Baht 112 million increase in gains on investments, equivalent to a 63.66-percent growth. This resulted in a higher ratio of non-interest income to total income of 35.66 percent in the second quarter of 2009, from 34.52 percent in the first quarter of 2009. In addition, our consolidated net interest margins for the second quarter of 2009 equaled 3.82 percent, notably higher than the 3.67 percent for the first quarter of 2009.

When compared to the same quarter of 2008, the Bank's consolidated net income fell by Baht 565 million, or 13.23 percent, in light of a Baht 1,110 million increase in non-interest expense –

representing 13.50 percent higher. Meanwhile, non-interest income, as well as net interest and dividend income, also rose. Non-interest income increased by Baht 579 million, or 10.76 percent, due particularly to gains in fee and service income. Net interest and dividend income increased by Baht 311 million, or 2.98 percent, in accordance with loan growth.

Income Structure

(Units: Million Baht)

	Q2-2009	Percent Share	Q1-2009	Percent Share	Q2-2008	Percent Share
Interest and Dividend Income						
1. Loans	11,964	60.48	13,142	62.04	12,401	62.63
1.1 Loans	6,881	34.79	7,729	36.49	7,045	35.58
1.2 Overdrafts	2,784	14.07	2,803	13.23	2,770	13.99
1.3 Bills	2,299	11.62	2,610	12.32	2,586	13.06
2. Interbank and money market items	192	0.97	673	3.18	435	2.20
2.1 Deposits	5	0.03	5	0.03	43	0.22
2.2 Loans	187	0.94	668	3.15	392	1.98
3. Finance leases	573	2.90	609	2.88	443	2.24
4. Investments	1,093	5.52	1,087	5.13	1,140	5.76
Total Interest and Dividend Income	13,822	69.87	15,511	73.23	14,419	72.83
Non-Interest Income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	320	1.62	318	1.50	263	1.33
1.2 Others	4,335	21.92	3,910	18.46	3,876	19.57
2. Gains on exchange	875	4.42	1,129	5.33	1,101	5.56
3. Other income	429	2.17	314	1.48	140	0.71
Total Non-Interest Income	5,959	30.13	5,671	26.77	5,380	27.17
Total Income	19,781	100.00	21,182	100.00	19,799	100.00

The Bank's consolidated income consists of two main components: interest and dividend income, plus non-interest income. During the second quarter of 2009, the proportion of interest and dividend income to total income equaled 69.87 percent, while the proportion of non-interest income to total income was 30.13 percent, compared to 73.23 percent and 26.77 percent, respectively, in the first quarter of 2009, and the 72.83 percent and 27.17 percent in the second quarter of 2008.

Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the second quarter of 2009 totaled Baht 10,750 million, decreasing slightly, by Baht 6 million, or 0.06 percent, from the first quarter of 2009. However, it had increased Baht 311 million, or 2.98 percent, over the same period of 2008.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q2-2009	Q1-2009	Change	Q2-2008	Change
Income from interest and dividends	13,822	15,511	(1,689)	14,419	(597)
• Loans	11,964	13,142	(1,178)	12,401	(437)
• Interbank and money market items	192	673	(481)	435	(243)
• Finance leases	573	609	(36)	443	130
• Investments	1,093	1,087	6	1,140	(47)
Interest expense	3,072	4,755	(1,683)	3,980	(908)
Net income from interest and dividends	10,750	10,756	(6)	10,439	311
% Net interest margin (NIM)	3.82	3.67		4.12	

The Bank's consolidated interest and dividend income for the second quarter of 2009 amounted to Baht 13,822 million, dropping by Baht 1,689 million, or 10.89 percent, from the first quarter of 2009. This was mainly attributable to a Baht 1,178 million decrease in interest income from loans, equivalent to an 8.96-percent fall, following a downward adjustment in lending rates during the quarter. In the same direction, interest expense dropped by Baht 1,683 million, or 35.39 percent, in the wake of a Baht 1,479 million decline in interest expense from deposits, equivalent to a 42.02-percent drop, along with a decrease in high-yield fixed-term special deposits that came due. Our net interest margins equaled 3.82 percent in the second quarter of 2009, higher than the 3.67 percent in the previous quarter.

When compared to the same quarter of 2008, our consolidated interest and dividend income rose by Baht 311 million, or 2.98 percent, owing mainly to a more significant fall in interest expense than seen with interest and dividend income following the downward adjustments in benchmark interest rates this year. Apparently, interest expense dropped by Baht 908 million, or 22.81 percent, due to a decline in deposit costs; meanwhile, interest and dividend income fell by Baht 597 million, or 4.14 percent. As for our net interest margins, they dropped by 0.30 percent, from the 4.12 percent seen in the second quarter of 2008.

Non-Interest Income

The Bank's consolidated non-interest income for the second quarter of 2009 totaled Baht 5,959 million, up by Baht 288 million, or 5.08 percent, over the previous quarter. Of note was a Baht 427 million increase in fee and service income, equivalent to 10.10 percent, due primarily to higher fee and service income related to loans, as well as to various sales and service channels, including ATMs, transfer payments and bancassurance services. Gains on investments also increased by Baht 112 million, or 63.66 percent, as a consequence of the Bank's profit-taking on bonds amid a favorable market in the second quarter of 2009. However, gains on exchange fell by Baht 254 million, or 22.49 percent, following a drop in derivative transactions along with the economic slowdown.

When compared to the same quarter of 2008, our consolidated non-interest income rose by Baht 579 million, or 10.76 percent, due mainly to a Baht 516 million increase in fee and service income, as well as a Baht 330 million increase in gains on investments. However, gains on exchange decreased by Baht 226 million.

Non-Interest Expense

The Bank's consolidated non-interest expense during the second quarter of 2009 amounted to Baht 9,334 million, increasing by Baht 743 million, or 8.53 percent, over the previous quarter. This was mainly attributable to higher expenses related to the Bank's strategic projects – particularly on the Channel Expansion and Enhancement Project – as well as higher promotional and public relations expenditures.

When compared to the same quarter of 2008, our consolidated non-interest expense rose by Baht 1,110 million, or 13.50 percent, due mainly to a Baht 375 million increase in premises and equipment expenses, together with a Baht 394 million rise in personnel expense, in line with our growing number of staff.

Bad Debt and Doubtful Accounts and Loss on Debt Restructuring

For the second quarter of 2009, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 2,547 million, increasing by Baht 187 million over-quarter and by Baht 568 million over-year. These increases were mainly in response to the changing economic environment.

2.2 Financial Position Analysis



Units: Million Baht
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Dec. 31, 2008
Mar. 31, 2009
Jun. 30, 2009
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities

❑ Assets

As of June 30, 2009, the Bank's consolidated assets totaled Baht 1,187,143 million, recording a drop of Baht 30,719 million, or 2.52 percent, from the Baht 1,217,862 million at the end of March 2009, as well as a decrease of Baht 116,411 million, or 8.93 percent, from the Baht 1,303,554 million at the end of 2008. The over-quarter decline in our consolidated assets was mainly due to decreases in net investments, as well as interbank and money market items.

- Net investments, at the end of June 2009, equaled Baht 163,757 million, falling by Baht 25,069 million, or 13.28 percent, from the end of March 2009, largely because of decreases in investments in government and state-enterprise bonds.
- Interbank and money market items (asset), at the end of June 2009, amounted to Baht 66,772 million, down by Baht 6,606 million, or 9.00 percent, from the end of March 2009. This was as a result of the Bank's liquidity management.

Investments


Units: Million Baht
200,000
150,000
100,000
50,000
0
4,501
2,756
178,267
12,174
1,779
146,490
Mar. 31, 2009
Jun. 30, 2009
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

- The Bank's consolidated loans recorded growth. At the end of June 2009, they amounted to Baht 881,648 million, increasing by Baht 4,506 million, or 0.51 percent, over the Baht 877,142 million reported at the end of March 2009, in tandem with higher commercial and working capital loans. However, our net non-performing loans (Net NPLs) ratio to total loans, at the end of June 2009, equaled 1.91 percent, up compared to 1.84 percent at the end of March 2009. Similarly, the gross NPL ratio to total loans was at 3.74 percent at the end of June 2009, rising compared to 3.69 percent at the end of March 2009.

Financial Ratios

(Units: Percent)

Financial Ratios	Jun. 30, 2009	Mar. 31, 2009
Net NPLs to Total Loans	1.91	1.84
Gross NPLs to Total Loans	3.74	3.69

❑ Liabilities and Equity

The consolidated liabilities of the Bank, at the end of June 2009, totaled Baht 1,070,519 million, falling by Baht 29,728 million, or 2.70 percent, from the Baht 1,100,247 million at the end of March 2009. Consolidated liabilities that had changed significantly relative to the previous quarter included:

- Deposits, at the end of June 2009, equaled Baht 909,025 million, down by Baht 5,081 million, or 0.56 percent, from the end of March 2009. This was mostly due to fixed-term deposits that had come due.

- Short-term borrowing, at the end of June 2009, totaled Baht 36,417 million, dropping by Baht 33,929 million, or 48.23 percent, from the end of March 2009. This was primarily the result of bills of exchange and short-term debentures coming due.
- Interbank and money market items (liability), at the end of June 2009, amounted to Baht 31,396 million, up by Baht 18,810 million, or 149.45 percent, over the end of March 2009. This was as a consequence of private repurchase borrowing.

At the end of June 2009, total consolidated equity amounted to Baht 116,624 million, decreasing by Baht 991 million, or 0.84 percent, from the Baht 117,615 million at the end of March 2009. This decline was the result of the Baht 3,590 million interim dividend payouts in April 2009, together with the Baht 1,110 million fall in fair value of available-for-sales investments, along with changing market conditions.

❑ Relationship Between Sources and Uses of Funds

At the end of June 2009, the funding structure as shown in the Consolidated Financial Statement comprised Baht 1,070,519 million in liabilities and Baht 116,624 million in equity, resulting in a debt-to-equity ratio of 9.18. The major source of funds on the liabilities side was deposits, which equaled Baht 909,025 million, or 76.57 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 2.64 percent and 6.75 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of June 2009, loans totaled Baht 881,648 million, resulting in a loan-to-deposit ratio of 96.99 percent. As for remaining liquidity, the Bank invested it in various liquid assets, such as interbank and money market items, as well as investments in securities.

The major sources and uses of funds as of the end of June 2009 are categorized by contractual maturity periods in the following table:

The Bank and Subsidiaries' Major Source and Use of Funds

(Units: Million Baht)

	Deposits				Loans			
Period	Jun. 30, 2009	Percent	Dec. 31, 2008	Percent	Jun. 30, 2009	Percent	Dec. 31, 2008	Percent
≤ 1 year	878,960	96.69	952,270	98.38	508,914	57.72	538,450	59.56
> 1-5 years	30,065	3.31	15,680	1.62	190,893	21.65	181,847	20.12
> 5 years	-	-	-	-	181,841	20.63	183,711	20.32
Total	909,025	100.00	967,950	100.00	881,648	100.00	904,008	100.00

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of June 2009 totaled Baht 878,960 million, decreasing by Baht 73,310 million, or 7.70 percent, from the Baht 952,270 million at the end of 2008. Deposits with remaining maturities of over 1 year at the end of June 2009 were Baht 30,065 million, increasing by Baht 14,385 million, or 91.74 percent, over the Baht 15,680 million at the end of 2008.

At the end of June 2009, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 508,914 million, falling by Baht 29,536 million, or 5.49 percent, from the Baht 538,450 million at the end of 2008. Loans with remaining maturities of over 1 year up to 5 years amounted to Baht 190,893 million, increasing by Baht 9,046 million, or 4.97 percent, over the Baht 181,847 million at the end of 2008. In addition, loans with remaining maturities of over 5 years equaled Baht 181,841 million, decreasing by Baht 1,870 million, or 1.02 percent, from the Baht 183,711 million at the end of 2008.

From the preceding table, it can be seen that, as of June 30, 2009, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed upon maturity, it is considered likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funding for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank has issued bills of exchange targeting both private individual and business customers per the BoT's permission for commercial banks to offer bills of exchange, borrowing money from the private sector. As of June 30, 2009, our outstanding B/Es totaled Baht 38,039 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2009, the Bank had capital funds of Baht 147,839 million, comprising Baht 96,566 million in Tier-1 capital, and Baht 51,273 million in Tier-2 capital. The capital adequacy ratio of the Bank was 15.91 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

Capital Adequacy Ratio**	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008	Jun. 30, 2008
Tier-1 Capital Ratio	10.39	10.17	9.84	10.76	10.33
Tier-2 Capital Ratio	5.52	5.46	5.21	3.68	4.01
Capital Adequacy Ratio	15.91	15.63	15.05	14.44	14.34

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank. From December 2008 onwards, the Bank has begun to maintain regulatory capital by adopting the Standardized Approach (SA), in accordance with the BoT's Basel II principle. As for the capital funds before that time, the calculation was based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Adequacy Ratio*	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008	Jun. 30, 2008
Tier-1 Capital Ratio	11.08	11.29	10.53	11.20	11.34
Tier-2 Capital Ratio	5.52	5.45	5.21	3.68	4.01
Capital Adequacy Ratio	16.60	16.74	15.74	14.88	15.35

Note: * Based on the risk assets of the Bank. From December 2008 onwards, the Bank has begun to maintain regulatory capital by adopting the Standardized Approach (SA), in accordance with the BoT's Basel II principle. As for the capital funds before that time, the calculation was based on the risk assets of the Bank and our AMC.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and certain borrowing, in compliance with BoT regulations. As of June 30, 2009, the Bank had cash in hand, cash at central cash centers, deposits at BoT and eligible securities, totaling Baht 192,429 million.

❑ Credit Ratings

At the end of June 2009, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings had remained unchanged from the end of March 2009 and the 2008 year-end. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

Credit Ratings Agency	June 30, 2009
Moody's Investors Service **	
Foreign Currency	
Outlook	Negative
Long-term - Debt	n.a.*
- Deposit	Baa1
Short-term - Debt/Deposit	P-2
Subordinated Debt	Baa1
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Domestic Currency	
Outlook	Stable
Long-term - Deposit	A3
Short-term - Debt/Deposit	P-1
Standard & Poor's **	
Outlook	Stable
Long-term - Debt/Certificate of Deposit	BBB
Short-term - Debt/Certificate of Deposit	A-2
Subordinated Debt (Foreign Currency)	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C
Fitch Ratings **	
International Credit Ratings (Foreign Currency)	
Outlook	Negative
Long-term Issuer Default Rating	BBB+
Short-term Issuer Default Rating	F2
Subordinated Debt	BBB
Individual	C
Support	2
National Credit Ratings	
Outlook	Stable
Long-term	AA(tha)
Short-term	F1+(tha)
Subordinated Debt	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

In the second quarter of 2009, our business continued to be affected by the global economic recession. Although certain economic sectors have seen signs of recovery following the government's stimulus efforts – such as manufacturing, which has been recently improving with increases in purchase orders– and international trade transactions that have become increasingly stable – other negative risk factors remain. They include uncertainty about the strength of the global economic recovery. Local political uncertainty has not been clearly settled, while the pandemic of influenza A (H1N1) has become a threat to private business confidence and consumption. Given these threats, it is of the utmost necessity for the domestic commercial banking business to maintain sound risk management. The Bank, in this regard, has placed considerable emphasis on customers with high recovery potential. This not only helps maintain the Bank's competitiveness, but also provides effective assistance for customers' businesses and responds more completely to the financial needs of customers in each segment.

In addition to credit support and financial services for our corporate business customers, we have set up a learning center and arranged seminars for our SME customers. Meanwhile, in order to lessen the impacts of the economic crisis, we have reduced housing loan installment payments and waived utility payment fees for our individual customers. All in all, KASIKORNBANK has adjusted our competition and marketing strategies, mainly in the dimensions of customers, product domains and distribution channels, to be consistent with the changing economic and business environments during the second quarter of 2009. To summarize:

3.2 Customer Segments

- **Multi-Corporate Business**

  Amid the improving economic situation during the second quarter of 2009, albeit with some lingering concerns, the Bank has continued to provide support to our customers by introducing products and services created through synergies between KGroup business units. We also arranged many beneficial activities to enhance customers' business potential, such as seminars to equip them with knowledge on the economy and use of risk management tools. These activities have strengthened our relationships with our current customers. In addition, we organized "KBank Exclusive Thank You Dinners" as a token of appreciation to our customers for their trust and business partnerships.

- **Large Corporate Business**

  Knowledge-based activities were organized for our customers during the second quarter of 2009, amid the lingering economic uncertainty. Of note were the "KBank

Executive Business Talk" forums, offering a chance for our Large Corporate Business customers and KGroup executives to share their opinions and information about the economy, industrial conditions and other issues related to their business operations. These forums were held to benefit customers toward their business decision-making and thus lead to their future success. In addition to these efforts, we launched many other activities to strengthen our relationships with, and support, our Large Corporate Business customers, such as visits by KBank executives to customers' companies. Aside from ongoing studies of customers' demands regarding business and financial needs in each industry, we have developed the potential of our relationship managers (RM) by enhancing their knowledge and skills so that they bare better capability to advise our customers more effectively.

- Medium Business

The Bank, in the second quarter of 2009, developed various credit products and new promotional activities. In our credit products, the Bank introduced a Tech Development Fund for Biogas loan facility, targeting Medium Business customers, mainly those in agro-processing and food processing factories. The fund will allocate financial supports for installation of wastewater treatment systems at special interest rates when meeting specified conditions. As for sales promotions, in order to enhance efficient adjustments of our customers' business strategies, given the existing economic climate, we continued to arrange seminars to equip our customers with knowledge of liquidity management and international trade, in parallel with the offering of special products and services to those in the Bangkok Metropolitan area. The same products and services were also made available to our foreign customers from Japan, Korea and China, receiving overwhelming response from them.

- Small and Micro Business

In order to serve the Small and Micro Business segment more effectively and completely, the Bank, in the second quarter of 2009, introduced several new products. They were the *K-SME BizCard*, offering loans and payment services via credit cards with special conditions; *K-Insured-Export Credit*, being a liquidity enhancement tool and complete assistance for exporters; and, *K-SME Start-up Solution*, providing funding support and financial services for business startups. In addition, we launched sales promotions for deposit products in order to expand our Small and Micro Business customer base, while seminars were arranged to provide them with useful information toward their business operations. These seminars were organized in every region for general and specific groups of customers, providing opportunities for our sales team to offer credit products that best fit the needs of community SME entrepreneurs. These events received impressive interest, as

evidenced by the participation of over a thousand attendees. We successfully acquired new customers to use our products and services at KBank branches, and achieved greater recognition for the 'K SME' brand among community business customers.

- **Signature Segment**

Determined to become a leader in the high-end consumer market segment and to maintain the highest levels of service satisfaction, we have developed strategies to strengthen new and existing customer base, through the upgrade of potential middle-income customers into the Signature segment. To achieve this objective, various KGroup financial and investment products and services were offered with privileges and promotional campaigns specially catered for the target group, including medical services personnel, car dealers, SME entrepreneurs and other potential customers suggested by branch officers.

- **Middle Income Segment**

To attain our objective of increasing the number of customers, sales and assets under the management of Middle Income segment – particularly the customers with promising growth potential – along with being chosen as customers' main operating bank, we have sought to ensure their highest satisfaction. This has been achieved through the launch of various marketing activities, aimed at recommending products and services of KGroup that best fit the diverse needs of customers. Furthermore, the Bank has rolled out these marketing activities to cover both business proprietors and employees in high-potential industries. Meanwhile, we have emphasized our leadership in financial and investment planning advisory services, by providing our customers with complete financial advice and information by our professional advisors in the ninth Money Expo 2009, held on May 7-10, 2009. With these efforts, KBank won the Best Retail Bank 2009 award and other marks of recognition for two consecutive years.

- **Mass Segment**

The Bank has adhered to our goal of becoming the main operating bank for customers in the Mass segment, especially those with potential to move up to the Middle Income segment in the future. During the second quarter of 2009, many marketing activities were launched to introduce our numerous electronic channels and mobile banking services to these customers, especially students in universities and campuses where KBank branches are located, as well as to increase their transaction volume through these channels. Marketing activities of note included privileges offered to new depositors who also applied for debit cards, and to K-MOBILE BANKING applicants who used our mobile top-up services. To serve as an alternative service for all customers, particularly those of the new generation, we introduced K-My Debit Card, which allows customers to freely personalize their debit

cards. Meanwhile, we continue to effectively manage our operating costs in serving the Mass segment.

3.3 Product Groups, and Sales and Service Channels

3.3.1 Product Groups

In addition to the launch of major sales promotional programs and public relations activities, the Bank, in the second quarter of 2009, continued to develop and offer new products and services, as follows:

	Details
Domestic Credit Product and Letters of Indemnity-Borrowing	New Products and Services • Tech Development Fund for Biogas was introduced as a long-term financing scheme with special low interest rates and specified conditions for the installation of wastewater treatment and Anaerobic Fixed Film Reactor (AFFR) technology for biogas production. The loan has been jointly developed by the Bank and the National Science and Technology Development Agency (NSTDA). • PN controlled-disbursement product was launched as a short-term credit line to support demand for working capital loans with underlying domestic transactions. The Bank, on behalf of our loan customers, would make funds transfers directly to their trading partners for payment of goods and services. This service not only provides our customers greater convenience, but also helps minimize the risk of misuse of loans. • K-SME Start-up Solutions was offered to our business customers, particularly in the Small and Micro Business segment, that are in the initial stages of establishing a business, with business experience of less than three years. In addition to financial support, these solutions offer payment and knowledge-based services for the highest customer convenience. The provided financial support comprises two loan facilities: "Day-to-Day Credit" featuring an O/D loan with personal guarantee, with a maximum overdraft (O/D) limit of Baht 300,000; and "Grow-up Credit", which is an O/D, letter of indemnity, or loan facility, under an aggregate limit of up to Baht 1,000,000 per borrower, with the use of assets as collateral against loan under the established conditions.
Trade Finance	New Products and Services • K-Insured-Export Credit: To provide a complete financial solution to our export customers – amid the global economic slowdown that has adversely affected demand for Thailand's export products and heightened counterparty risks, thus resulting in possible liquidity shortage among local exporters – the Bank, in cooperation with the Export-Import Bank of Thailand (EXIM Bank), launched K-Insured-Export Credit. This new credit product

	Details
	features the use of an export insurance policy issued by EXIM Bank, with full export value coverage against payment defaults of foreign trading partners (EXIMSurance), for loan application with KBank, with no additional collateral required. Product Development and Service Enhancements • Trade Service: SLA-time guarantee: Service delivery within a guaranteed time period under a service level agreement (SLA) standard was offered to customers at our International Trade Service Offices, ensuring our timely and efficient response.
Cash Management	New Products and Services • K-Cheque Direct offers cheque issuance services for bill payments according to the instructions of the Electricity Generating Authority of Thailand (EGAT). In detail, EGAT sends the cheque issuance instructions to KBank via our K-Cash Connect service. Then, cheques are delivered to three different parties, including beneficiaries that contact the Bank directly, or through registered mails, as well as the central and regional offices of EGAT. In addition, the Bank also added cheque pay points to accommodate beneficiaries in our upcountry branches, while cheque payment services to EGAT's trading partners in local area were also offered for EGAT's greater convenience. Major Sales Promotional Programs and Public Relations Activities • Sales promotions for cheque collection in upcountry areas: Special privileges were offered to our target customers, especially SMEs. Provided privileges were, for instance, an offer of cash back into customer accounts when monthly fees charged from cheque deposits for the Bank's provincial cheque collection services meet the specified limits and conditions. So doing was aimed at encouraging more frequent uses of cheque deposits among existing and new customers.
Securities Services	Product Development and Service Enhancements • Fund accounting service: After introducing this fund accounting service to the Bank's customers in February 2009, in the second quarter of 2009, we expanded service coverage to a wider range of customers, including insurance companies, and other juristic persons that manage investment portfolio by themselves. In fact, enhancements on this service have been made in accordance with customer requests to cover both custodial and fund accounting services, in addition to our prior focus only on fund accounting services for asset management companies that prefer to outsource their back office tasks to a third party. These asset management companies believe that outsourcing this back office work – such as data storing, reporting of fund performance and other information – is more cost-efficient, especially in light of fast-growing business opportunities, or their

	Details
	preferences to focus solely on investment management responsibility. • Custodial services: The Bank has improved our custodial services to better meet the needs of our insurance company customers. In addition to our conventional custodial services, monthly reports on reserved assets of insurance firms have been developed for submission to the Office of Insurance Commission (OIC), while asset appraisal services, in alignment with law and regulatory framework, have been offered to insurance firms who are interested in our services. • Mutual fund supervisory services and registrar services on unit trusts, government bonds and debentures: As such services have received overwhelming response from clients, especially asset management companies who have launched several new mutual funds, particularly foreign investment funds investing in South Korean debt instruments, the Bank has therefore improved our service quality, accuracy and speed through enhancement of staff and operating system efficiency.
Bancassurance	Competition and Operational Strategy Adjustments • Selection of core products for market expansion: Amid the slowing demand for loans due to the economic downturn, the Bank has thus placed emphasis on both new and existing customers. Focus has been paid on life insurance with savings plans and group insurance products, in addition to "PERFECT Business Smart" - our core product for loan protection. Product Development and Service Enhancements • Personnel development: To enhance our market expansion capabilities, we have placed emphasis on personnel development through training programs for our marketing teams, i.e., sales techniques for existing customers, collateral acceptance-related regulations and procedures to ensure faster service delivery, in addition to knowledge of products.
Corporate Finance	Product Development and Service Enhancements • Sales of new products: A product of note was the "Reverse Switcher Note" which offers yields varying upon different maturities of the note. Fixed interest rates are offered in the initial phase, before providing floating rates thereafter. This product offers the Bank or investors an option to switch from the fixed interest rate to the floating regime. Also, the "Bull Rich Note" was introduced to investors with fixed returns during the first two years and possible higher returns in the subsequent years if the benchmark interest rates exceed the target.
Risk Management Products	Product Development and Service Enhancements • Risk management products for foreign exchange, interest rate and commodity price risks: For foreign exchange risk management products, the Bank continues to offer suitable

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	products meeting the needs of customers. However, demand for these foreign exchange risk management products from both importers and exporters eased in the second quarter of 2009, due to reduced international trade transactions plagued by the global economic slowdown. For the same reason, demand for new risk management products, like options, also slowed. For interest rate risk management products, however, growing demand for interest rate swap products for fixed-term interest rate payments has been seen, as customers expect that interest rates might have bottomed out after the Monetary Policy Committee of the BoT resolved to hold the policy rate at their meeting on May 20, 2009, coupled with rising inflation concern in light of higher oil and commodity prices. Meanwhile, consumers with exposure to commodity prices have continued to show significantly higher demand for our risk management products to hedge against possible hikes in commodity prices, especially energy and base metals. In addition, the Bank has conducted a high transaction volume of cross-currency swap products, especially asset swap to hedge against volatility in foreign exchange and interest rates on their investment in foreign securities. However, the Bank recorded lower fee-based income from our risk management products in the second quarter of 2009, especially foreign exchange risk management products, consistent with the decline in the country's international trade transactions.
K SME Care	Product Development and Service Enhancements Business operations under the K SME Care program in the second quarter of 2009 can be summarized as follows: • Training course arrangements under the Sustainable Management Enhancement Program for SME Entrepreneurs: The Bank organized three more training courses for SMEs under this program. By the end of the second quarter of 2009, two classes, totaling 1,132 participants, had completed the program. • Supporting Activities of K SME Care Network Club: Since the establishment of the K SME Care Network Club in 2008, we have organized various activities for SME proprietors, particularly those that have completed our training programs, with an aim to strengthen their business networks. Activities of note were special seminars and mangrove reforestation. • Development of www.ksmecare.com: A social networking system has been added to the website to ensure the highest efficiency in communications among members, whereas the online business matching system has been upgraded for greater capability. • K SME Care Knowledge Center: Since its launch in the first quarter of 2009, the center, in

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	collaboration with both public and private business allies, has arranged various activities — such as seminars, workshops, advisory services for specific businesses, business matching, as well as providing knowledge of KBank financial products — for customers. A recent customer satisfaction survey showed that more than 90 percent of customers were satisfied with the services offered at the center, thereby persuading other customers to use our services. As a result, there are now more than 4,400 members of the K SME Care Knowledge Center.
Consumer Loans	New Products and Services • K-Personal Loan for Welfare is a product under K-Salary Benefits, aiming at providing credit lines of up to Baht 300,000 to customers, with a special low interest rate of 16 percent, p.a. • Amway-KBank Personal Loan for Better Life is a product under K-Salary Benefits, jointly developed by the Bank and Amway (Thailand), featuring a personal loan product with special low interest rates for Amway business owners and members who are KBank customers and purchase Amway products at their outlets across the country. Competition and Operational Strategy Adjustments • Customer assistance measures: As part of our effort to ease the financial burdens of our customers, and respond to the government's policy of providing relief measures to the general public amid the current economic difficulties, the Bank has introduced the "K-Home Loan Installment Payment Reduction Program", specifically catered to our K-Home Loan customers with combined loan limits of up to Baht 2 million. Eligible customers could get up to a 40-percent reduction in monthly installment payments for a maximum period of one year, from July 2009 until June 2010. • Marketing strategy adjustments: In order to maintain our market share amid the tough market competition, we have joined hands with our business allies who are property development firms to actively organize complete marketing and promotional activities. Expansion of our customer base into upcountry areas has also progressed, especially in the North and the Northeast, in addition to other marketing activities for K Home Smiles Club members. Due to our endeavors in product and service development, as well as competition strategy adjustment and ongoing marketing activities, our home loans during the first half of this year exceeded the target.
Credit Cards	New Products and Services • AirAsia-KBank Credit Card was launched on May 28, 2009. This card incorporates

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	benefits offered by Thai AirAsia, K-Credit Card and Visa for the maximum privileges of cardholders. • K-SME BizCard was developed and introduced during the second quarter of 2009, targeting SME customers with credit lines at the Bank. Cardholders are entitled to a myriad of benefits on par with those offered to KBank Platinum credit cardholders, coupled with other privileges, including life insurance and personal accident coverage. In addition, K-SME BizCard holders receive offers to join seminars, workshops and advisory services from our specialists at the K SME Care Knowledge Center. Competition and Operational Strategy Adjustments • Marketing activity arrangement: To spur credit card spending, especially via KBank Platinum credit cards, the Bank organized a variety of special marketing campaigns, related to mileage redemption, spending in department stores, and also monthly installment payments through the Smart Pay program. In addition, marketing campaigns to promote domestic travels were arranged in the run-up to the high tourism season in the second quarter of 2009. With our ongoing efforts toward the arrangement of marketing activities since early 2009, credit card spending and the volume of K-Credit Card recorded higher growth over the previous year, outperforming the market. Despite such aggressive marketing activities, the Bank continued to put an emphasis on preventing loan delinquency. Product Development and Service Enhancements • Expansion of card-accepting merchant services: We have continued to approach prospective merchants for JCB card acceptance in order to broaden our JCB card service network, thus putting the total at around 1,500 outlets.
Deposits and Fee-based Income	New Products and Services • Happy Senior Fixed Deposit is earmarked for depositors aged 55 and higher, offering an interest rate equal to a 24-month fixed-term account (the lowest range of individual customer deposits) plus 0.15 percent, p.a. Depositors would get monthly tax-free interest payment, and also be entitled to personal accident coverage and medical expenses. This is to better respond to demands of target clients and create differentiation from peers. • K-My Debit Card is a new debit card product of the Bank, allowing cardholders to personalize their own debit cards. • K-Max Debit Card is another new debit card, with maximum privileges for cardholders using the card in their financial transactions and card spending, in addition to personal accident coverage. Its privileges specifically cater to fit the lifestyles and needs of the

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	target group, which is the younger generation. Competition and Operational Strategy Adjustments • Customer assistance measures: Amid the current economic slowdown, we announced exemption from bill payment fees for customers at all KBank service channels, for basic utilities – such as water, electricity and fixed-line telephone service, effective from June 15, 2009 to June 30, 2010. • Operational strategy adjustments to cope with economic risks: In doing so, the Bank has placed emphasis on sales promotions among non-price sensitive clients, in addition to the shortening of the time span of our marketing promotional programs, or special interest rates offered to customers, by taking into account possible changes in interest rate direction, as well as our deposit costs. Major Sales Promotional Programs and Public Relations Activities • Sales promotional activities for retail customers were launched between May 15 and July 31, 2009, offering special privileges to existing KBank deposit customers who have persuaded new applicants to open Taweesup Special Fixed Deposit or Ready-to-use Time Deposit products. Meanwhile, marketing promotional activities were organized between April 1 and May 31, 2009, to spur bill payment via K-ATM by granting cash back to accounts that met the established conditions. • The SME Account program was launched, offering various benefits to new deposit customers who use our savings and current deposit accounts meeting the established conditions. This program aimed at expanding coverage of the customer base to Small and Micro Business customers, while encouraging them to use KBank as their main operating bank.
Mutual Fund Business	New Products and Services • New mutual fund issuances: In the second quarter of 2009, the Bank, in cooperation with KAsset, issued a total of 18 new fixed-income funds, investing in South Korean government bonds, as well as bonds and debentures of Italy and Australia. All these funds have been fully hedged against foreign exchange rate risks. Major Sales Promotional Programs and Public Relations Activities • Sales promotional programs: The Bank has organized many sales promotional programs to encourage additional investment in money market funds and LTFs. As a result, assets under management (AUM) of KAsset recorded the highest increase in the mutual fund industry. During the first half of 2009, their net asset value (NAV) grew 36.42 percent over the end of the previous year, against the market growth of 13.25 percent.

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Bancassurance	New Products and Services • Pro Education A22/A15, featuring a life insurance product with savings plan for the education of policyholder's children. Cash redemption will occur when the children are aged 15-22 for educational expenses at high schools and universities. • Pro Retirement A85/A55, which offers annual pension payments starting when the insured reaches the age of 55, continuing until age 85. Total cash benefits equal to 700 percent, together with life protection coverage of 600 percent of the sum insured, from the tenth policy year onwards. Competition and Operational Strategy Adjustments • Operational strategy adjustments to cope with economic risks: Even though life insurance products continue to provide higher returns compared to deposit rates of commercial banks, customers, especially the high-end segment, have been reluctant to apply for the service, amid the uncertain economic environment. To cope with the situation and retain our competitiveness, we have adjusted our strategies via the launch of alternative products, such as insurance policies with one-time premium payments that offer more attractive returns than conventional savings products, plus tax benefits. This product is in addition to the most sought-after policies with short-term savings plans.

3.3.2 Sales and Service Channels

In the second quarter of 2009, we continued to expand and improve our sales and service channels as follows:

- Branch Network

In the second quarter of 2009, the Bank opened thirty-three new branches evenly distributed in the metropolitan and upcountry areas to ensure thorough services to customers, bringing the total to 721 branches nationwide. Our branches have been designed to match different target customers and their needs at each location.

- Foreign Exchange Booths

The Bank, as of the end of the second quarter of 2009, had a total of eighty-five foreign exchange booths, mainly located at major tourist attractions upcountry. Meanwhile, eight mobile booths were put into service for use at trade fairs and other events, further enhancing customers' convenience.

• International Trade Service Offices

At the end of the second quarter of 2009, the Bank had a total of fifty-seven International Trade Service Offices. In the second half of 2009, the Bank plans to open two more new International Trade Service Offices, brining the total to fifty-nine offices nationwide.

• Cheque Direct Service Offices

At the end of the second quarter of 2009, the Bank had a total of twenty-one Cheque Direct Service Offices, compared to the fourteen offices recorded at the end of the first quarter of 2009.

• Corporate Business Centers

At the end of the second quarter of 2009, the Bank had fourteen Corporate Business Centers, up from the twelve centers registered at the end of the first quarter of 2009.

• SME Business Centers

At the end of the second quarter of 2009, SME Business Centers were in a total of 168 locations nationwide, comprising seventy-one centers for the Medium Business segment, and ninety-seven centers for the Small and Micro Business segment.

• K-Contact Center

In order to accommodate business expansion within KGroup and with our preferred partners, the Bank has introduced new services and enhanced the service potential of our K-Contact Center. All of our efforts are made with the aim of providing customers greater convenience, fulfilling their financial needs more responsively and completely.

- Service Development: The Bank has organized ten marketing promotional programs for our target customers, involving product recommendation and advisory services, as well as relationship-based telesales, such as "K-Smart Billing" and "K-CAR to CASH" products. In addition, the telesales application system has been upgraded to enhance the K-Contact Center's capability as a center of application for KGroup products and services, i.e., K-Credit Card, thus helping customers save travel expenses and time compared to going to a Bank branch. The service also includes storage of customers' documents. Along with this, we have continued with our Customer On-Boarding program, aimed at providing advice on our products and encouraging customer spending, in addition to accepting their suggestions. Apparently, the number of target customers applying for our services was 34.43 percent of total contacted customers, which was higher than in the first quarter of 2009.
- Service Quality and Efficiency Development: To enhance our service capability to cope with an increasing number of customer contacts, we continued to upgrade our Interactive Voice Response (IVR) system. This has led to a 46.33-percent increase in speed of IVR transactions for ten types of services, especially balance inquiry, fund

transfer, bill payment, tax payment to the Revenue Department, as well as K-Credit Card payment. With emphasis being placed on maintenance of the standard and quality of sales and services, the Bank has organized personnel training to equip them with advisory, or soft, sales techniques. A recent survey showed that the customer satisfaction rate was 96.20 percent, slightly higher than in the first quarter of 2009.

- Electronic Banking Services

Our electronic banking services are provided through four main channels, including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATMs

As of the end of the second quarter of 2009, the number of the Bank's ATMs came to 5,875 units, up from 5,591 units at the end of the first quarter of 2009.

1.2 K-CDMs

The Bank's Cash Deposit Machines, as of the second quarter of 2009, totaled 842 units, up from 769 units at the end of the first quarter of 2009.

1.3 K-PUMs

The Bank's Passbook Update Machines, as of the second quarter of 2009, totaled 799 units, up from 753 units at the end of the first quarter of 2009.

2. Internet Banking

2.1 K-Cyber Banking

By the end of the second quarter of 2009, the number of individual customers using the Bank's K-Cyber Banking service had increased 11.13 percent over the end of the first quarter of 2009. Meanwhile, the Bank organized various marketing activities through booths at the Money Expo and other tourist-attraction events to offer and accept applications for our K-Cyber Banking service. Also, we have upgraded the "scheduled transactions" feature of the K-Cyber Banking system to ensure higher efficiency in handling greater transaction volume, as well as result processing and transaction scheduling. In addition, database recording procedures were improved to better accommodate reviews of past transaction data in a faster and more convenient manner.

2.2 K-BizNet

The number of customers using our K-BizNet service for small businesses, as of the end of the second quarter of 2009, had risen 4.97 percent over the end of the first quarter of 2009.

3. K-MOBILE BANKING

In light of the introduction of the K-MOBILE BANKING service among KGroup staff in the first quarter of 2009, the Bank rolled out promotional campaigns for this service to KBank branches,

universities, the Money Expo and other tourist-attraction events, with exclusive privileges that meet customers' needs. Other sub-segment products under the K-MOBILE BANKING product have also been developed during the second quarter of 2009. In summary:

3.1. K-MOBILE BANKING ATM SIM (previously ATM SIM)

We developed the system to accommodate alerts for electric bill payments via K-MOBILE BANKING ATM SIM, which was put into service in May 2009. Meanwhile, a service function was added, enabling customers to print out reference documents related to money transfers or bill payments via K-MOBILE BANKING ATM SIM, from www.kasikornbank.com. The service has been offered since June 2009.

3.2 K-MOBILE BANKING PLUS

In addition to the development of our website to accommodate the printing out of reference documents related to money transfers and bill payments via K-MOBILE BANKING PLUS, similar to K-MOBILE BANKING ATM SIM, the Bank has improved the system's efficiency to ensure increased availability and reliability.

4. K-Payment Gateway

In the second quarter of 2009, KASIKORNBANK, in cooperation with Amway (Thailand), launched an IVR system for Amway bill payments. With this technology, the first of its kind in Thailand, KBank has come to the forefront as a complete payment service provider. This service achievement enables us to provide complete convenience and enhanced security of payment services to both Amway business owners and members. The Bank also plans to extend this service to other businesses. In addition, we have developed a credit card payment via the IVR system as an added service channel for customers, which, at the same time, helps us to accommodate a wider variety of businesses. An online refund system has also been launched to provide greater convenience to participating merchants. As part of our public relations activities, the Bank – joining hands with the Thailand Productivity Institute and the K SME Care program – set up a booth to introduce and promote K-Payment Gateway, as well as organizing seminars to provide knowledge of e-financial transaction management innovations to our business customers.

In recognition of our ongoing efforts to develop our core businesses in every dimension, we have been widely honored with many prestigious awards and other marks of recognition during the second quarter of 2009. They include:

- Best Cash Management Bank, Best Trade Finance Bank, and Best Bond House for 2009 under the "Country Awards for Achievement 2009" program, organized by *FinanceAsia* magazine

- Best Domestic Providers for Local Currency Products and Interest Rate Products, as well as Best Debt House for 2009, from *Asia Money* magazine

- Best Bond House (Thailand), Best Cash & Liquidity Management Bank (Thailand), as well as Best Private Wealth Management House (Thailand) under the "third Annual Best Financial Institution Awards in Southeast Asia" program, organized by *Alpha South East Asia* magazine. KBank won the highest numbers of awards in Thailand under this program.

- Best Retail Bank 2009 in the Money Expo 2009 on May 7-10, 2009 at the Queen Sirikit National Convention Center, in recognition of the Bank's services being most sought-after by participants. The Bank also won the Most Attractive Booth Award in the large-space category of the event, and the Most Attractive Booth Award in the creativity category.

KAsset, among the KGroup companies, was also honored with some prestigious awards. Of note was:

- Trusted Brand 2009, Gold Winner in the Investment Fund Company category, voted by readers of *Reader's Digest* magazine in Thailand for the second consecutive year. KAsset was the only asset management company to win this award in 2009.

3.4 Financial Position

❑ KASIKORNBANK's Loans and Deposits

KASIKORNBANK's Loans Classified by Business and Product Groups

(Units: Million Baht)

	Jun. 30, 2009			Mar. 31, 2009		
	Corporate Business	SME Business	Retail Business	Corporate Business	SME Business	Retail Business
Loans	269,450	341,784	145,809	282,797	335,938	142,746
Domestic credit loans	207,059	321,838		215,326	316,281	
Trade finance loans	60,928	19,946		66,009	19,657	
BIBF loans	1,463			1,462		
Housing loans			116,209			114,021
Credit card loans			20,041			19,543
Consumer loans			9,559			9,182

Regarding the Bank's loans classified by business and product groups, Corporate Business loans totaled Baht 269,450 million at the end of June 2009, down by Baht 13,347 million - representing a 4.72-percent contraction. This decline in Corporate Business loans was mainly from domestic credits, particularly in the commerce, automotive and auto-parts, as well as construction material industries. Meanwhile, SME Business loans showed an increase of Baht 5,846 million to Baht 341,784 million, from the Baht 335,938 million at the end of March 2009, equivalent to a 1.74-percent growth. This was experienced largely in domestic credit to the leasing, hotels and restaurants, utility and chemical product industries. In the meantime, gains in Retail Business loans totaled Baht 3,063 million to Baht 145,809 million, from Baht 142,746 million at the end of March 2009, representing a 2.15-percent growth, due mainly to a rise in housing loans.

KASIKORNBANK's Deposits

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Jun. 30, 2009	Mar. 31, 2009	Million Baht	Percent
Total Deposits	100.00	909,675	915,059	(5,384)	(0.59)
Current accounts	6.03	54,853	48,345	6,508	13.46
Savings accounts	55.02	500,530	438,373	62,157	14.18
Fixed-term deposit accounts	38.95	354,292	428,341	(74,049)	(17.29)

As of June 30, 2009, total deposits - comprising deposits of our Corporate, SME, and Retail Business customers - amounted to Baht 909,675 million, falling by Baht 5,384 million, or 0.59 percent, compared to the Baht 915,059 million seen at the end of March 2009. This was mainly attributed to decreases in fixed-term deposit accounts that came due, where we introduced other high-yield investment alternatives to these customers. In the meantime, savings and current deposit accounts increased.

▫ Operating Performance of K Companies

Operating Performance of K Companies

(Units: Million Baht)

	Performance Measurement	First Half of 2009	2008
KFactoring	Outstanding Loans	4,526	4,663
KLeasing	Outstanding Loans	38,468	33,874
KAsset	Assets Under Management (AUM)	465,649	352,644
	Market Share (Percent)	20.40	16.50
KSecurities	Trading Volume	75,806	116,660
	Market Share (Percent)	2.10	1.47

Note: KResearch is not included, as the company does not engage in financial business.

Regarding the operating performance of K Companies that incorporates related financial services and provides loan facilities to customers, during the first half of 2009, KFactoring recorded a slight decrease in credit extension from 2008, while KLeasing showed loan growth of 13.56 percent. In response to changing economic circumstances, both KFactoring and KLeasing continue to adhere to efficient risk management and effective control of their loan quality, in accordance with the same risk appetite and standards applied by the Bank.

Meanwhile, KAsset, at the end of June 2009, had realized 32.04-percent growth in their assets under management (AUM) over the end of 2008. The company's AUM market share has thus achieved the first place at 20.40 percent of the market, increasing over 2008. Significant performance improvements continued at KSecurities. The company's market share in the securities brokerage business jumped to 20th place from 26th place in 2008, while, in their corporate finance business, emphasis continued to be placed upon strong coordination with the Bank, aimed at providing complete financial solutions to meet the needs of customers. It is expected that KSecurities, in the latter half of 2009, will enjoy impressive revenue from advisory services toward mergers and acquisitions.

Besides the aforementioned efforts, KBank and K Companies have synergized our business strategy, both in business and operational dimensions, with the shared goal of promoting the strength of the KGroup business network and meeting the diverse needs of customers more completely.

3.5 Treasury Operations

❑ Operating Environment

Although the tight credit situation has shown signs of improvement, thanks to the quantitative easing efforts launched by leading central banks, particularly the U.S. Federal Reserve (the Fed), signs of economic recovery remained fragile, prompting central banks worldwide to continue pursuing their accommodative monetary policy, aiming at reviving the economy that has suffered the deepest recession since World War II. During the two meetings in the second quarter of 2009, the Fed resolved to maintain the Federal Funds Rate in the range of 0.00-0.25 percent. Meanwhile, the Bank of Thailand's Monetary Policy Committee (MPC) decided to cut the one-day repurchase rate by 0.25 percent, from 1.50 percent to 1.25 percent, at the meeting on April 8, 2009, before leaving the policy rate unchanged in the May 20 meeting. Following such decisions by the authorities, the domestic market interest rates dropped.

Due to the general view that the economic crisis has bottomed out, the market later grew in optimism regarding a global economic recovery, thereby supporting upward trend in oil and commodity prices late in the second quarter of 2009. Yields of domestic and foreign bonds, particularly of long-term tenors, also began to move upward. Against this backdrop of economic optimism, coupled with competition for deposits, some commercial banks started to roll out special

long-term deposit products offering higher interest rates than conventional deposit products, in order to retain their consumer bases and support future business expansion.

For development of the domestic money market, the Bank of Thailand (BoT) has encouraged competition and transactions in the money market by offering privileges and specifying the transaction volume of primary dealers, in addition to promoting the use of the Bangkok Interbank Offered Rate (BIBOR) as a benchmark among all financial institutions in their termed transactions.

▫ Business Operations in the Second Quarter of 2009

The Bank maintained our cautious management of liquidity and interest rate risks in response to the changing market conditions. In addition, we continued to analyze investment risks carefully, while sufficient levels of liquidity were prepared for efficient handling of possible changes in the operating environment and fund flow volatility.

On June 2, 2009, the Bank early-redeemed the subordinated debentures issued by our Cayman Islands branch on August 21, 1996, totaling USD200 million, at the 8.25-percent coupon rate with a specified maturity dated in 2016. Out of the total USD75 million we proposed to take up, USD16.69 million in those debentures were redeemed.

▫ Financial Position

For the second quarter of 2009, the total investments of treasury operations (banking book) averaged Baht 248,155 million, decreasing by Baht 33,519 million, or 11.90 percent, compared to the first quarter of 2009. Money market investments accounted for 25.82 percent of our total investments, while investments in the capital market accounted for the remaining 74.18 percent.

Treasury Operations' Income

(Units: Million Baht)

Income Structure of Treasury Operations (Banking Book)	Percent of Total Income	Q2-2009	Q1-2009	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	17.06	218	711	(493)	(69.31)
Investments	82.94	1,061	1,098	(37)	(3.42)
Total	100.00	1,279	1,809	(530)	(29.32)

Note: * The figures above are managerial figures.

** Including loans.

In the second quarter of 2009, we earned total interest and dividend income of Baht 1,279 million from our treasury operations (banking book), falling by Baht 530 million, or 29.32 percent, from the first quarter of 2009. This was mainly due to a decrease in average investments, amid the downward trend in money market interest rates during the second quarter of 2009.

4. Risk Management and Risk Factors[1]

4.1 Credit Risk Management

In the second quarter of 2009, the Bank continued to improve our credit risk management in various dimensions and undergone other necessary actions to ensure effective responses against increased economic risk. To summarize:

- Loan portfolio management: The Bank has established a loan target for each industry, conducted credit risk classification and set criteria for screening of customers in each industry, as well as specified industries that require credit extension control. The Bank has continually exercised prudence in our credit extension to high-risk industries, especially in approving long-term loans for production expansion, while credit monitoring has been carried out closely.
- Credit approval for new customers: In addition to adopting strict credit control for high-risk industries, the Bank revised credit criteria and the operational delegated lending authority (operational DLA), as well as adopted risk-adjusted customer screening criteria for both commercial and personal loans to better reflect the customer risks and the economic condition. For commercial loans, the Bank established additional pre-screening criteria of customers in each industry, which has been used as a tool for credit-related officers to ensure clearer credit operation.
- Existing-customer relationship management: The Bank has continued to carry out prudent credit monitoring via the development of early warning signs for customers, wherein relationship managers would take any necessary actions as soon as negative signals from customers are detected. In addition, the structures of customers' credit limits have been monitored, reviewed and revised to be in line with their changing business and cash flow conditions. The Bank also undertakes stress tests for each customer group on a regular basis as a preemptive action to ensure that any problem, if it were to occur, would be solved in a timely manner.
- Credit quality monitoring and control: The Bank has adopted a debt monitoring process with increased efficiency and speed. For retail customers with a record of previous credit use in high-risk transactions, debt collection would start on the first day of late payments.

[1] The details of Overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus the 'Basel II' Capital Accord, and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2008.

- Outstanding Loans

As of June 30, 2009, the Bank's consolidated outstanding loans stood at Baht 881,648 million, increasing by Baht 4,506 million, or 0.51 percent, from Baht 877,142 million at the end of March 2009.

As of June 30, 2009, 59.44 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 54,170 million, or 6.17 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 541,432 million, or 61.71 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.29 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 57.78 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Credit Amount
Less than 20 MB
Over 20 MB
As of June 30, 2009
40.56
59.44
As of March 31, 2009
39.76
60.24
Type of Customer
Business entities
Individual
As of June 30, 2009
61.71
38.29
As of March 31, 2009
62.20
37.80
Credit Maturity
Less than or equal to 1 year
Over 1 year
As of June 30, 2009
57.78
42.22
As of March 31, 2009
57.99
42.01
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June and March 2009, is depicted in the following:

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)

As of June 30, 2009


Others
10.47%
Agricultural & Mining
2.88%
Housing Loans
13.67%
Utilities & Services
10.26%
Real Estate &
Construction
6.98%
Manufacturing & Commerce
55.60%

As of March 31, 2009


Others
10.09%
Agricultural & Mining
2.87%
Housing Loans
13.45%
Utilities & Services
9.89%
Real Estate &
Construction
6.94%
Manufacturing & Commerce
56.69%

- Non-performing Loans

As of June 30, 2009, the Bank's consolidated NPLs stood at Baht 35,057 million, equal to 3.74 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 32,183 million, accounting for 3.44 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter increase. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2009	Mar. 31, 2009
The Bank's consolidated NPLs	35,057	34,834
Percent of total outstanding credit, including that of financial institutions	3.74	3.69
The Bank-only NPLs	32,183	31,861
Percent of total outstanding credit, including that of financial institutions	3.44	3.38

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of June 30, 2009, the Bank's consolidated net NPLs stood at Baht 17,535 million, equal to 1.91 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 15,518 million, accounting for 1.69 percent of the total outstanding

credit, including that of financial institutions, which represents an over-quarter increase. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2009	Mar. 31, 2009
The Bank's consolidated net NPLs	17,535	17,064
Percent of total outstanding credit, including that of financial institutions	1.91	1.84
The Bank-only net NPLs	15,518	14,989
Percent of total outstanding credit, including that of financial institutions	1.69	1.62

In the first half of 2009, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 39,644 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 39,572 million. The details of debt restructuring and losses from debt restructuring as of the end of June 2009 and 2008 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Period Ending	Jun. 30, 2009	Jun. 30, 2008
Debt restructuring of the Bank and subsidiary companies	39,644	21,803
Losses from debt restructuring	1,754	2,241
Debt restructuring of the Bank only	39,572	21,696
Losses from debt restructuring	1,754	2,236

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of June 30, 2009, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 31,848 million. This amount was equivalent to 137.34 percent of the level required by the BoT. As for Bank-only allowances for doubtful accounts and revaluation allowance for debt restructuring, the amount stood at Baht 30,677 million, which was equivalent to 135.11 percent of the level required by the BoT.

- Foreclosed Properties

As of June 30, 2009, the Bank's consolidated foreclosed properties had a cost value of Baht 16,104 million, accounting for 1.36 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,825 million, accounting for 1.08 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties were at Baht 1,577 million, equivalent to 9.79 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,157 million, representing 9.02 percent of the cost value of foreclosed properties. Current allowances, both

consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of June and March 2009, are shown below:

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Jun. 30, 2009	Mar. 31, 2009
Consolidated foreclosed properties	16,104	16,116
Percent of total assets	1.36	1.32
Allowances for impairment of consolidated foreclosed properties	1,577	1,578
Percent of consolidated foreclosed properties	9.79	9.79
Bank-only foreclosed properties	12,825	12,676
Percent of total assets	1.08	1.04
Allowances for impairment of Bank-only foreclosed properties	1,157	1,229
Percent of Bank-only foreclosed properties	9.02	9.69

- Phethai Asset Management Company Limited

As of June 30, 2009, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,448 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008	Jun. 30, 2008
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,448	72,324	72,294	72,100	71,761
Percent of the total initial unpaid principal balance	98.00	98.00	98.00	97.00	96.96

4.2 Market Risk Management

In the second quarter of 2009, the bond underwriting business operated by KGroup grew significantly due to an increase in the supply of bond following low interest rates. As a result, KGroup recorded a number of high-value underwriting transactions, particularly for customers in the energy sector. With the bond underwriting business expansion, its transaction volume rose, thereby increasing market risk derived from this business. Nonetheless, such risk remained under the limits specified by the Bank, and is closely monitored by the Internal Risk Management Department and the Risk Management Committee.

4.3 Liquidity Risk Management

The overall economy in the second quarter of 2009 continued to show improvement, as evidenced from slowing contraction of economic indicators along with more positive signs from the money market. Nonetheless, to cope with the uncertain economic environment, as well as possible credit and market risks that may consequently lead to liquidity risk, the Bank has developed and upgraded guidelines for liquidity stress testing. Additional scenarios have been added into our stress testing to properly reflect the current economic condition and possible economic crises in the future.

4.4 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of June 30, 2009, the Bank's contingent obligations were Baht 111,222 million, compared to Baht 104,741 million at the end of March 2009.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for hedging risks from exchange rates, interest rates, as well as securities prices. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of June 30, 2009, the Bank had foreign exchange contracts on the purchase side of Baht 318,781 million, with Baht 397,097 million on the sales side, compared to Baht 305,132 million and Baht 324,998 million, respectively, at the end of March 2009. In addition, the Bank had interest rate contracts on the purchase side of Baht 741,705 million and Baht 741,251 million on the sales side, compared to Baht 672,526 million and Baht 672,072 million, respectively, at the end of March 2009.

- Risks Related to Capital Adequacy

As of June 30, 2009, the Bank's capital adequacy ratio was at 15.91 percent, which is significantly above the BoT minimum requirement of 8.50 percent. To ensure that our current capital level is prudently sufficient to absorb any possible impacts from changes in economic situations and BoT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

4.5 Basel II Pillar 3 – Capital Adequacy Disclosure

As capital is fundamental and is the most essential form of funding for financial institutions, effective capital management must therefore be ascribed the highest priority in achieving financial strength and sustainable credibility.

Placing great emphasis on capital, the Bank's capital management approach is consistent with international practices, as well as being in accordance with the International Capital Adequacy Assessment Process (ICAAP) under Basel II Pillar 2 regime. Since the end of December 2008, the Bank has adopted the Standardized Approach for calculation of Basel II Pillar 1 regulatory capital requirements. Developments of more advanced calculation approaches have been undertaken and will be adopted when deemed appropriate.

Transparency is another key achievement. Development of the Disclosure Policy demonstrates the Bank's commitment to meet investors', customers' and stakeholders' needs in assessing the Bank's risk and capital management. The Policy results in comprehensive and reliable disclosure of the Bank's risk exposure, capital adequacy, as well as risk and capital management.

❑ Capital Management

The main objectives of KBank's capital management are:

1. To strengthen capital position and ensure capital adequacy for business undertaking under normal and stressed conditions, while consorting with strategic and business plans, as well as risk management.
2. To effectively manage capital, aiming at maximizing the shareholder's returns, through various management processes including financial planning, portfolio management, risk-based pricing and performance management.

The capital management procedures to ensure capital adequacy and effective capital management include:

- Alignment of capital planning with strategic and business planning, considering not only external factors, such as business opportunities, but also internal factors, such as the Bank's strategic direction, business plan and risk management.
- Integration of capital management with various types of risk management including credit risk, market risk, liquidity risk, operational risk and other risks.
- Assessment of capital position through stress testing to ensure capital adequacy and to develop contingency plans in the events of stress.
- Well established processes to regularly monitor and assess capital level under normal and stressed conditions, and report to the Bank's senior management to ensure

effective and timely capital management. The Bank's capital management processes, including relevant tools and mechanisms, have been continuously improved.

- Capital Structure and Adequacy

Capital Structure


Tier 2 Capital
Baht 51,273 million
Baht
147,839 million
Tier 1 Capital
Baht 96,566 million

As of June 30, 2009, the Bank recorded total capital of Baht 147,839 million, comprising Tier-1 capital of Baht 96,566 million, and Tier-2 capital of Baht 51,273 million. The detailed capital composition can be found in the "Capital Structure" table.

Basel II Minimum Capital Requirements


Market Risk
Baht 1,845 million (2.34%)
Baht
79,002 million
Operational Risk
Baht 6,884 million (8.71%)
Credit Risk
Baht 70,273 million
(88.95%)

The minimum capital required for all risk types under Basel II amounted to Baht 79,002 million, equivalent to the risk-weighted assets value of Baht 929,438 million. Of the total minimum capital requirement, 88.95 percent relates to the bank's principal risk – being credit risk – as shown in the "Basel II Minimum Capital Requirements" table.

Capital Adequacy


(Units: Billion Baht)
0
20
40
60
80
100
120
140
160
Minimum Capital Requirements
79
Total Capital Base
148
Capital above
Minimum BoT requirement
Credit Risk
Market Risk
Operational risk

The difference between the bank's minimum capital requirement under the Basel II Accord, totaling Baht 79,002 million, and the current available capital of Baht 147,839 million, indicates Baht 68,836 million of capital above the minimum requirement. This beyond regulatory level of capital is adequate for future business growth, under both normal and stressed conditions, and also reflects our capability to maximize returns to shareholders.

At 15.91 percent, the bank's Capital Adequacy Ratio (CAR) exceeds the BoT minimum requirement of 8.50 percent and is considered to be within the Bank's effective capital management framework.

Capital Structure

(Units: Million Baht)

Period Ending	Jun. 30, 2009
Tier-1 Capital	96,566
▪ Issued and fully paid-up share capital	23,933
▪ Premiums (discount) on share capital	18,103
▪ Legal reserves	3,050
▪ Net income (loss) after appropriation	51,481
Tier-2 Capital	51,273
Total Capital Base	**147,839**

Basel II Minimum Capital Requirements

(Units: Million Baht)

For the Period Ending	Jun. 30, 2009
Credit Risk	70,273
Normal claims	68,568
▪ Claims on sovereign entities and claims treated as claims on sovereign entities [2]	54
▪ Claims on financial institutions and claims treated as claims on financial institutions [3]	1,493
▪ Claims on corporate entities and claims treated as claims on corporate entities [4]	40,032
▪ Claims on retail	16,934
▪ Claims on residential property	4,144
▪ Other assets	5,911
Non-performing loans and impaired debt instruments	1,705
Market Risk	1,845
▪ Interest rate risk	1,076
▪ Equity risk	-
▪ Foreign exchange risk	770
▪ Commodity price risk	-
Operational Risk	6,884
Total Minimum Capital Requirements	79,002
Total Risk-Weighted Assets	929,438

Capital Adequacy Ratio

(Units: Percent)

For the Period Ending	Jun. 30, 2009
Capital Adequacy Ratio	15.91
Tier-1 Capital Ratio	10.39

[2] Claims on sovereign entities, central banks, multilateral development banks and claims on non-central government public sector entities treated as claims on sovereign entities.

[3] Claims on financial institutions and securities companies and claims on non-central government public sector entities treated as claims on financial institutions.

[4] Claims on corporate entities and claims on non-central government public sector entities treated as claims on corporate entities.

5. Operations of Support Groups

❑ Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In the second quarter of 2009, the Bank revised and upgraded our human resource management, in accordance with the changing economic conditions of the country, as a means to enhance operational efficiency of the KASIKORNBANKGROUP, in detail:

- Development of Competency: The Bank has introduced the internet as a new channel for our e-Learning program, allowing all staff to access this source of knowledge at any time with greater convenience.
- Recruitment: In the second quarter of 2009, the Bank recruited 2,030 new staff, in response to our strategy to expand our branch network. Besides this, on June 16, 2009, we introduced the K-Job Transfer system, which operates through the Lotus Notes system, for enhanced efficiency of the internal job rotation. This new system allows staff to follow the progress of their job rotation requests by themselves, while preventing the loss of relevant forms and documents.
- Labor Relations:
  - The Bank has appointed representatives to negotiate with the labor unions about the request of employment improvement in 2009 according to the Labour Relations Act B.E. 2518 (1975). The negotiations have run smoothly and will likely reach a result that satisfies all concerned parties and aligns better with the current situation.
  - The Employee Relations Department, in cooperation with the Financial Accounting Management Department, the Internal Audit Department and other relevant departments, arranged a training course to educate 1,317 branch managers and assistant branch managers about fraud investigation and detection methods.
- Internal Communications:
  - The Bank launched a new TV program entitled "Coaching Clinic for Salespersons" in order to give knowledge of the consultative sales technique, which is a way to support and develop KBank branch officers' competitiveness.
  - The Bank launched campaigns to educate all KASIKORNBANKGROUP staff about the outbreak of influenza A (H1N1) via all communication channels, while emergency plans were provided to prevent any damages that might affect the Bank's business continuity and the services provided to our customers.

- **IT Outsourcing**

In the second quarter of 2009, the Bank undertook preparations by setting up electric and communication systems for a new computer backup center at the Chaeng Watthana Data Center in order to support the Bank's operation, business expansion and to enhance the efficiency of the Bank's various services. Moreover, the Bank has started to move the computer backup system from Phahon Yothin Main Branch to the Chaeng Watthana Data Center and this project is expected to be completed in July 2009.

- **K-Transformation**

At the end of the second quarter of 2009, the Bank continued to make progress in our "K-Transformation" strategic project, as planned, with major accomplishments in the Multi-Channel Sales and Services (MSS) and IT Capital (ITC) projects. Regarding our MSS project, the Bank has completed the first phase of System Design & Build in the first quarter of 2009. We are now in the system test phase to facilitate sales and services at a branch level, before planning to roll out this system implementation to KBank branches nationwide during 2009-2010. For our ITC project, we are currently under the system development phase and entering into the testing phase for our new core banking system to ensure efficient links to other IT systems. We believe that this project will not only meet the needs of the Bank business units, but also enhance their competitiveness, as well as enable them to develop new products and services with complex features more responsively.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of June 2009 are listed in the table below:

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performanc For the Firs Half of 2009* (Baht)
Investment in Asset Management Company							
1. PHETHAI ASSET MANAGEMENT CO.,LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	35,225,82
Investment in KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	(1,118,097
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2673-3999 Fax. 0-2673-3900	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	265,370,54
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	15,775,96
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Factoring	1,600,000	1,600,000	100.00	Ordinary	61,261,34
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Leasing	90,000,000	90,000,000	100.00	Ordinary	85,279,95
Investment in Support Service Providers to KASIKORNBANKGROUP							
1. PROGRESS GUNPAI CO.,LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	37,914,80
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	1,264,39
3. PROGRESS LAND AND BUILDINGS CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	7,516,000	7,516,000	100.00	Ordinary	(3,800,058

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First Half of 2009* (Baht)
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	3,585,31
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	2,548,64
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	25,696,32
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	8,095,90
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	8,643,31
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	8,174,00
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5414 Fax. 0-2470-5355	Bangkok	Services	40,000	40,000	100.00	Ordinary	2,564,29
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2270-6900 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	4,940,93
12. PROGRESS COLLECTION CO.,LTD. Tel. 0-2273-3210 Fax. 0-2273-2559	Bangkok	Services	50,000	50,000	100.00	Ordinary	1,285,77
13. PROGRESS TRAINING CO.,LTD. Tel. 0-2470-6273 Fax. 0-2470-3198	Bangkok	Services	17,000	17,000	100.00	Ordinary	764,96
14. K-SME VENTURE CAPITAL CO.,LTD. Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Joint Venture	20,000,000	20,000,000	100.00	Ordinary	(2,222,793
15. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.** Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Venture Capital Management	1,000,000	1,000,000	100.00	Ordinary	(1,727,877
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	500,000	150,000	30.00	Ordinary	15,328,77

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performanc For the Firs Half of 2009* (Baht)
2. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2718-1852-3 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(173,715
3. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO.,LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO.,LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.

